Form 10-K, Exhibit 13
period 1994-10-02
RUDDICK CORP
filed 1994-12-22
CIK 85704

                                                                      EXHIBIT 13


                              Financial Contents

                     Ruddick Corporation and Subsidiaries




Eleven-year Financial and Operating Summary . . . . . . . . . . . . . 14

Management's Discussion and Analysis of
Financial Condition and Results of Operations . . . . . . . . . . . . 16

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . 20

Statements of Consolidated
Income and Retained Earnings  . . . . . . . . . . . . . . . . . . . . 21

Statements of Consolidated Cash Flows . . . . . . . . . . . . . . . . 22

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . 23

Report of Independent Public Accountants  . . . . . . . . . . . . . . 31

Eleven-year Financial and Operating Summary

Ruddick Corporation and Subsidiaries


===========================================================================================================================
(Dollars in thousands, except per share data)                    1994             1993(1)              1992           1991
- ---------------------------------------------------------------------------------------------------------------------------
NET SALES
     American & Efird                                   $     277,016       $    264,814       $    243,324    $    208,649
     Harris Teeter                                          1,578,880          1,412,315          1,270,430       1,213,127
     Jordan Graphics                                           52,541             55,401             55,401          56,077
- ---------------------------------------------------------------------------------------------------------------------------

           Total Net Sales                              $   1,908,437       $  1,732,530       $  1,569,155    $  1,477,853
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
     American & Efird                                   $      26,916       $     30,551       $     28,510    $     22,589
     Harris Teeter                                             37,032             29,845             31,067          34,329
     Jordan Graphics                                           (1,432)             2,006              3,635           3,660
     Ruddick Investment                                         1,495               725                 703             457
- ---------------------------------------------------------------------------------------------------------------------------
           Total Operating Profit                       $      64,011       $     63,127       $     63,915    $     61,035
- ---------------------------------------------------------------------------------------------------------------------------
Net Income                                              $      31,811       $     33,873       $     30,789    $     26,786
Net Income Per Share                                    $        1.35       $       1.42       $       1.30    $       1.17
- ---------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDEND
     Regular                                            $         .28        $       .26       $        .24    $        .22
     Extra                                                        .15                .17                .15             .15
- ---------------------------------------------------------------------------------------------------------------------------
           Total Common Dividend                        $         .43        $       .43       $        .39    $        .37
- ---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                    $     291,209        $   274,740       $    255,403    $    233,566
Percent Return on Beginning Equity                               11.6%              13.3%              13.2%           14.5%
Book Value Per Share                                    $       12.57        $     11.74       $      10.88    $       9.95
- ---------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
     American & Efird                                   $      20,416        $    19,433       $     16,399    $     11,417
     Harris Teeter                                             38,802             33,683             25,910          30,903
     Jordan Graphics                                            1,400              2,609              2,220             853
     Ruddick Investment                                         7,547                 -                   -              55
     Corporate                                                     35                 27              4,039               5
- ---------------------------------------------------------------------------------------------------------------------------
           Total Capital Expenditures                   $      68,200        $    55,752       $     48,568    $     43,233
- ---------------------------------------------------------------------------------------------------------------------------
Working Capital                                         $      86,243        $    95,296       $     98,362    $     79,640
Total Assets                                            $     640,792        $   586,815       $    542,084    $    498,458
Long-term Debt -
     Including Current Portion                          $     109,567        $   104,173       $     97,280    $     83,850
Long-term Debt as a Percent
     of Capital Employed                                         27.3%              27.5%              27.6%           26.4%
Number of Employees                                            19,000             17,500             14,100          13,500
Number of Beneficial Shareholders
     Including Employee/Owners                                 14,100             14,600             12,900          11,400
Common Shares Outstanding                                  23,176,107         23,018,073         23,062,399      23,001,354
- ---------------------------------------------------------------------------------------------------------------------------

(1) 53-week year.


=================================================================================================================================
                                                                         1990             1989             1988(1)        1987
- ---------------------------------------------------------------------------------------------------------------------------------
NET SALES
     American & Efird                                                $   199,115     $    190,004      $   181,733      $146,215
     Harris Teeter                                                     1,164,445        1,053,467          894,035       798,843
     Jordan Graphics                                                      58,521           57,201           51,450        48,398
- ----------------------------------------------------------------------------------------------------------------------------------
           Total Net Sales                                           $ 1,422,081     $  1,300,672      $ 1,127,218      $993,456
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
     American & Efird                                                $    18,403     $     17,732      $    17,645      $ 14,193
     Harris Teeter                                                        32,212           27,444           21,102        16,625
     Jordan Graphics                                                       4,815            4,811            4,690         5,039
     Ruddick Investment                                                      663              820              739         1,112
- ----------------------------------------------------------------------------------------------------------------------------------
           Total Operating Profit                                    $    56,093     $     50,807      $    44,176      $ 36,969
- ----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                           $    24,031     $     20,190      $    18,379      $ 14,365
Net Income Per Share                                                 $      1.09     $        .94      $       .87      $    .70
- ---------------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDEND
     Regular                                                         $       .20     $        .18      $       .16      $    .16
     Extra                                                                   .15              .13              .13           .07
- ---------------------------------------------------------------------------------------------------------------------------------
           Total Common Dividend                                     $       .35     $        .31      $       .29      $    .23
- ---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                 $   184,371     $    158,921      $   144,727      $131,511
Percent Return on Beginning Equity                                          15.1%            14.0%            14.0%         12.1%
Book Value Per Share                                                 $      9.07     $       8.15      $      7.43      $   6.75
- ---------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
     American & Efird                                                $    15,923     $     14,742      $    17,219      $  6,930
     Harris Teeter                                                        27,376           31,611           31,168        20,281
     Jordan Graphics                                                       2,436            2,346            1,649         4,330
     Ruddick Investment                                                    2,253              632               --            --
     Corporate                                                                70            2,343               81         1,619
- ---------------------------------------------------------------------------------------------------------------------------------
           Total Capital Expenditures                                $    48,058     $     51,674      $    50,117      $ 33,160
- ---------------------------------------------------------------------------------------------------------------------------------
Working Capital                                                      $    74,688     $     60,724      $    52,415      $ 57,704
Total Assets                                                         $   468,295     $    439,104      $   419,465      $321,463
Long-term Debt -
     Including Current Portion                                       $   115,266     $    115,757      $   109,332      $ 67,832
Long-term Debt as a Percent
     of Capital Employed                                                    38.5%            42.1%            43.0%         34.0%
Number of Employees                                                       13,185           13,100           12,300        10,800
Number of Beneficial Shareholders
     Including Employee/Owners                                            11,100           11,000           10,500         9,700
Common Shares Outstanding                                             19,660,650       18,775,986       18,695,830    18,671,886
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                              1986              1985             1984
- -------------------------------------------------------------------------------------------------------------------------
NET SALES
     American & Efird                                                      $   108,268       $    99,492      $   106,432
     Harris Teeter                                                             731,639           741,727          587,080
     Jordan Graphics                                                            43,734            40,622           36,548
- -------------------------------------------------------------------------------------------------------------------------
           Total Net Sales                                                 $   883,641       $   881,841      $   730,060
- -------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
     American & Efird                                                      $    11,122       $     9,049      $     9,998
     Harris Teeter                                                               9,001            12,959           12,010
     Jordan Graphics                                                             5,612             4,739            3,581
     Ruddick Investment                                                          2,834             1,363            2,610
- -------------------------------------------------------------------------------------------------------------------------
           Total Operating Profit                                          $    28,569       $    28,110      $    28,199
- -------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 $    13,425       $    12,559      $    13,221
Net Income Per Share                                                       $       .70       $       .65      $       .75
- -------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDEND
     Regular                                                               $       .15       $       .14      $       .14
     Extra                                                                         .06               .05              .08
- -------------------------------------------------------------------------------------------------------------------------
           Total Common Dividend                                           $       .21       $       .19      $       .22
- -------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                       $   118,736       $   110,042      $   101,515
Percent Return on Beginning Equity                                                12.2%             12.4%            16.8%
Book Value Per Share                                                       $      6.16       $      5.71      $      5.12
- ---------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
     American & Efird                                                      $      4,324      $     4,208      $     6,224
     Harris Teeter                                                               17,972           17,376           14,941
     Jordan Graphics                                                              2,223            4,405            1,289
     Ruddick Investment                                                               -                -                -
     Corporate                                                                       62            1,670               42
- ---------------------------------------------------------------------------------------------------------------------------
           Total Capital Expenditures                                      $     24,581      $    27,659      $    22,496
- ---------------------------------------------------------------------------------------------------------------------------
Working Capital                                                            $     42,021      $    36,902      $    32,237
Total Assets                                                               $    263,779      $   237,730      $   227,314
Long-term Debt -
     Including Current Portion                                             $     52,935      $    46,712      $    42,592
Long-term Debt as a Percent
     of Capital Employed                                                           30.8%            29.8%            29.6%
Number of Employees                                                               9,390            9,210            9,365
Number of Beneficial Shareholders
     Including Employee/Owners                                                    8,900            8,800            8,900
Common Shares Outstanding                                                    18,379,204       17,788,692       18,042,228
- ---------------------------------------------------------------------------------------------------------------------------

(1) 53-week year.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Ruddick Corporation and Subsidiaries

RESULTS OF OPERATIONS -
FISCAL 1994 COMPARED TO FISCAL 1993

For fiscal year 1994, a 52-week year, consolidated net sales of $1.91 billion increased 10% from $1.73 billion generated in the prior 53-week year. Consolidated 1994 net income of $31.8 million was up 6% from the $30.0 million before adjustment for the cumulative effect of a change in accounting principle reported last year. Net income in fiscal 1993 was $33.9 million including the effect of adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." On a per share basis, earnings were $1.35 for fiscal 1994, an increase of 7% when compared to $1.26 in fiscal 1993 before the cumulative effect of change in accounting principle, which change increased prior year earnings per share by $.16 to $1.42. Fiscal 1994 consolidated operating profit increased just over 1% compared to 1993 as profitability gains at Harris Teeter were nearly offset by lower operating results at American & Efird and Jordan Graphics.

American & Efird, Inc.
Sales at American & Efird increased 5% over fiscal 1993, led by industrial thread, which benefited from improved business conditions during the year. Sales increases were recorded in both domestic and international markets. Thread and notion sales increased 6% and represented 98% of all sales by A&E. This increase resulted from additional business from existing customers, improved product, greater domestic market share and growth in foreign markets. Sales yarn, representing only 2% of A&E's sales, declined 29% for the year. Operating profits declined in U.S. and foreign markets, due largely to significantly lower sales margins resulting from very competitive market conditions. However, in the last two quarters of the fiscal year, operating profit strengthened on improved sales volume as well as capacity and efficiency gains which resulted from the costs incurred in the first two quarters for equipment relocations domestically, Canadian consolidation of operations and foreign operations startups.

Harris Teeter, Inc.
Harris Teeter sales for the 52-week fiscal year 1994 increased 12% over the 53-week fiscal year 1993. After excluding the fifty-third week last year, sales of stores in operation in both periods were ahead 7.5%. Sales increases were attributable to strong feature-oriented merchandising in place throughout the year, from additional operating hours, and from six new stores opened during the year. Five older stores were closed during the year, two of which were closed under the marketing strategy for which a restructuring reserve was established in fiscal 1993. The resulting charges in 1994 were $82 thousand. While management expects reserve charges in future years to be more significant, it is not expected that such charges will be material in any single year. At fiscal year end, 139 stores were in operation compared to 138 a year ago. Total square footage increased just over 2% in fiscal 1994. Grocery sales were up 11%, which accounted for 47% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 9% to 15%, accounting for 39% of the sales increase. Operating profit showed improvement as increased gross profit, derived mainly from improved sales volume, customer count and product mix, more than offset an increase of 17% in operating expenses. Operating expenses as a percentage of sales were up less than 1%.

Jordan Graphics, Inc.
Jordan Graphics sales of $52.5 million in fiscal 1994 were 5% lower than in fiscal 1993. Sales were lower in all product lines except for label and laser. In fiscal 1994 a $1.4 million loss was reported. This loss resulted in part from lower sales margins affected by underutilized manufacturing capacity and significant paper price increases, both of which are industry-wide difficulties. In addition, a redesign of the management information system and a redirection of some specific product lines contributed to a significant increase in costs during the year as obsolete hardware, software and manufacturing equipment were displaced.

Ruddick Investment Company
In fiscal 1994, Ruddick Investment reported operating profit of $1.5 million, or nearly double that of 1993. There were no significant sales of investment assets during the year and the increased earnings came largely from increased rents from the Morrocroft Village shopping center. Timing of sales opportunities for investment assets held in Ruddick Investment's portfolio is difficult to predict. Accordingly, reported profit on an annual basis in this company can vary greatly from year to year.

RESULTS OF OPERATIONS -
FISCAL 1993 COMPARED TO FISCAL 1992

For fiscal year 1993, a 53-week year, consolidated net sales of $1.73 billion increased 10% from the $1.57 billion generated in the prior 52-week year. Consolidated 1993 net income, including the effects of a restructuring charge and the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109), was $33.9 million ($1.42 per share), an increase of 10% over the $30.8 million ($1.30 per share) in the prior year. A one-time before-tax charge of $5.3 million was taken in the fourth quarter to cover the costs involved in a marketing strategy of replacing, over the next three to five years, a number of smaller, less competitive retail grocery stores. Additionally, net income was increased by a $3.9 million ($.16 per share) cumulative adjustment to income taxes as a result of the first quarter adoption of SFAS 109. Further, net income was adversely affected by the retroactive increase in the federal tax rate. Earnings adjusted to exclude the after-tax effects of the restructuring charge and the accounting standards change were $33.4 million. Operating profit at American & Efird increased by approximately $2.0 million but was more than offset by declines at Harris Teeter and Jordan Graphics of $1.2 million and $1.6 million, respectively.

American & Efird, Inc.
American & Efird sales in fiscal 1993 increased 9% over fiscal 1992. Sales increases were recorded in both domestic and international markets. Industrial thread sales increased 13% over fiscal 1992 and represented 93% of all sales by A&E. This increase resulted from additional business from existing customers, new products, and greater market share. In addition, improvements in the quality of U.S. industrial thread contributed to the increase in sales. Sales of consumer thread were up 26% for the year while yarn sales declined 52%, a result of converting some manufacturing capacity from yarn to thread. Strong sales demand allowed A&E

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Ruddick Corporation and Subsidiaries


to consistently operate on a five day or more manufacturing schedule. This generated favorable results with operating profit being up 7% over last year. However, gross margins came under increasing pressure from price competition in some customer accounts as the year progressed. International subsidiaries achieved sales and profit increases in most markets for the year as well.

Harris Teeter, Inc.
At the end of fiscal 1992, Harris Teeter was operating 135 stores. During fiscal 1993, two new stores were opened, one store was replaced with a modern facility, five stores were purchased in or near Columbia, South Carolina, and four older, smaller stores were closed, leaving 138 in operation at the end of fiscal 1993.

Harris Teeter sales increased 11% in fiscal 1993, a 53-week year.
Grocery sales were up 10%, which accounted for 49% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 10% to 17%, accounting for 41% of the sales increase. Sales increases of 7.6% were recorded in stores in operation during both fiscal years. During fiscal 1993, Harris Teeter employed strong, feature-oriented merchandising that contributed to the increase in sales and gross profit.

The gross profit in fiscal 1993 reflected increases in all departments of retail operations as well as in the dairy operations. Total operating expenses increased 14% during fiscal 1993. Approximately 40% of this increase was due largely to increases in store labor although, as a percentage of sales, store labor costs were unchanged.

In the fourth quarter of fiscal 1993, operating profit was reduced by a one-time before-tax charge of $5.3 million for the costs associated with a marketing strategy of replacing, over the next few years, an anticipated 12 smaller, less competitive stores with larger stores offering increased variety and drawing from a larger marketing area. The plan established target dates for the completion of construction of replacement stores and the abandonment of the existing store(s) in each case. The restructuring reserve includes the direct costs of (1) the write-off of the projected book value, net of anticipated salvage, of store equipment and leasehold improvements to be abandoned and (2) the commitments for continuing lease payments at the abandoned store site, net of historical sublease patterns. Management anticipates that, on average, half of the operating loss associated with each store closing will be incurred in the year of the closing and the balance, within four years thereafter. Such store closings are planned to occur during fiscal years ending 1994 through 1996. Management expects that the effect on operating results of any fiscal year will not be material. Further, management believes that the restructuring will have no material effect on liquidity and that the Company's capital resources will be adequate to complete such restructuring.

Jordan Graphics, Inc.
Jordan Graphics recorded equal sales in fiscal 1993 and fiscal 1992. Sales were lower in stock forms, custom forms and envelopes, but these declines were offset by increases in sales of labels, commercial printing and laser-printed materials. Operating profit was substantially lower, a result of flat sales volume and an increase in production costs and raw material prices not passed on to the customer. Margins remained under pressure due to the continuing overcapacity in the industry.

Ruddick Investment Company
In fiscal 1993, Ruddick Investment reported an operating profit increase of 3% over fiscal 1992, largely the result of increased rental income. During the year, a long-term gain was realized due to the sale of a foreign investment asset. Subsequently, a reserve was recorded to provide protection from the potential exposure to future investment losses. This reserve was deemed prudent as a result of the strategy toward investing in larger and fewer investments.

CAPITAL RESOURCES AND LIQUIDITY

Ruddick has an overall financial goal of earning at least a 15% return on beginning shareholders' equity. At the same time, Ruddick seeks to limit long-term debt so as to constitute no more than 40% of capital employed, which includes long-term debt and shareholders' equity. As of the end of fiscal 1994, this percentage was 27.3%, a slight decrease from last year's 27.5%.

The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $60 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 1994 was $45.6 million, and $37.8 million was outstanding at year end. The majority of additional borrowings under Ruddick's revolving credit facilities were used for capital expenditures. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to seven years for repayment, all borrowings under these facilities are classified as long-term debt. The Company also has the ability to borrow up to $10 million under a short-term credit line with one bank, and there was no amount outstanding at year end.

Working capital as of the fiscal years ended 1994, 1993, and 1992 was $86.2 million, $95.3 million, and $98.4 million, respectively. Most of the decrease in fiscal 1994 from fiscal 1993 was the result of increased accounts payable as of year end. The current ratio was 1.5 at October 2, 1994, compared to 1.6 at October 3, 1993.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

In fiscal 1994, capital expenditures were $68.2 million. While an increase in capital expenditures is expected in fiscal 1995, management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.

Consolidated Balance Sheets

Ruddick Corporation and Subsidiaries
October 2, 1994 and October 3, 1993

===================================================================================================================
(Dollars in thousands)                                                                1994               1993
- -------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents                                                          $  14,531           $  12,392
Accounts Receivable, Less Allowance for Doubtful
     Accounts: 1994, $2,031; 1993, $1,979                                             62,302              58,757
Inventories                                                                          180,784             171,142
Other Current Assets                                                                  19,030              15,327
- -------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                            276,647             257,618
- -------------------------------------------------------------------------------------------------------------------
PROPERTY
Land and Buildings                                                                    97,438              93,200
Machinery and Equipment                                                              372,795             339,611
Leasehold Improvements                                                                73,850              58,439
Assets Under Capital Leases                                                            2,548               2,548
- -------------------------------------------------------------------------------------------------------------------
     Total, at Cost                                                                  546,631             493,798
Accumulated Depreciation and Amortization                                            246,971             220,115
- -------------------------------------------------------------------------------------------------------------------
     Property, Net                                                                   299,660             273,683
- -------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS
Investments                                                                           25,130              22,549
Other Assets                                                                          39,355              32,965
- -------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                   $640,792           $ 586,815
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes Payable                                                                       $  5,596           $   2,918
Current Portion of Long-term Debt                                                      5,415               5,989
Dividends Payable                                                                      5,131                   -
Accounts Payable                                                                     120,636             104,518
Federal and State Income Taxes                                                         3,162               3,740
Accrued Compensation                                                                  25,831              25,289
Other Accrued Liabilities                                                             24,633              19,868
- -------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                       190,404             162,322
- -------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES
Long-term Debt                                                                       104,152              98,184
Deferred Income Taxes                                                                 35,459              32,605
Other Liabilities                                                                     19,568              18,386
- -------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                         --                 578
COMMITMENTS AND CONTINGENCIES
- -------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
$.56 Convertible Preference Stock                                                         --                486
Common Stock - Shares Outstanding:
     1994 - 23,176,107;  1993 - 23,018,073                                            57,620             62,523
Retained Earnings                                                                    235,543            213,713
Cumulative Translation Adjustments                                                    (1,954)            (1,982)
- -------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                                 291,209            274,740
- -------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity                                     $640,792           $586,815
===================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Statements of Consolidated Income and Retained Earnings

Ruddick Corporation and Subsidiaries
For the Fiscal Years Ended October 2, 1994, October 3, 1993, and September 27, 1992

=============================================================================================================================
(Dollars in thousands, except per share data)                                      1994             1993(1)        1992
- -----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                       $1,908,437        $1,732,530     $1,569,155
- -----------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                                    1,436,070         1,308,601      1,194,160
Selling, General and Administrative Expenses                                       408,356           360,802        311,080
- -----------------------------------------------------------------------------------------------------------------------------
     Operating Profit                                                               64,011            63,127         63,915
- -----------------------------------------------------------------------------------------------------------------------------
Net Interest Expense                                                                 8,329             8,312          9,130
Other Administrative Expense                                                         5,666             5,331          4,341
Minority Interest                                                                      (52)               20            283
- -----------------------------------------------------------------------------------------------------------------------------
Income Before Taxes and Cumulative Effect of Accounting Change                      50,068            49,464         50,161
Taxes                                                                               18,257            19,460         19,372
- -----------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Change                                31,811            30,004         30,789
Cumulative Effect of Accounting Change                                                   -             3,869              -
- -----------------------------------------------------------------------------------------------------------------------------
Net Income                                                                          31,811            33,873         30,789
Retained Earnings at Beginning of Fiscal Year                                      213,713           189,807        168,068
- -----------------------------------------------------------------------------------------------------------------------------
     Total                                                                         245,524           223,680        198,857
- -----------------------------------------------------------------------------------------------------------------------------
Dividends:
     Preference - 1994: $.38 a share;
           1993 and 1992: $.56 a share                                                  27                56             61
     Common - 1994: $.43 a share; 1993: $.43 a share;
           1992: $.39 a share                                                        9,954             9,911          8,989
- -----------------------------------------------------------------------------------------------------------------------------
           Total Dividends                                                           9,981             9,967          9,050
- -----------------------------------------------------------------------------------------------------------------------------
Retained Earnings at End of Fiscal Year                                         $  235,543        $  213,713     $  189,807
=============================================================================================================================

Net Income Per Share:
     Income Before Cumulative Effect of Accounting Change                       $     1.35        $     1.26     $     1.30
     Cumulative Effect of Accounting Change                                              -               .16              -
- -----------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                                            $     1.35        $     1.42     $     1.30
=============================================================================================================================

(1) 53-week year.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Statements of Consolidated Cash Flows

Ruddick Corporation and Subsidiaries
For the Fiscal Years Ended October 2, 1994, October 3, 1993, and September 27, 1992



=============================================================================================================================
(Dollars in thousands)                                                                 1994           1993(1)          1992
- -----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
     Net Income                                                                   $ 31,811         $ 33,873      $  30,789
     Non-cash Items Included in Net Income
           Depreciation                                                             39,954           36,965         34,278
           Deferred Taxes                                                            2,174           (8,231)           641
           Restructuring Charge                                                        (82)           5,264              -
           Other, Net                                                                3,662            1,569          1,074
     Decrease (Increase) in Accounts Receivable                                     (3,545)          (2,703)        (4,209)
     Decrease (Increase) in Inventories                                             (9,642)         (19,824)       (11,504)
     Decrease (Increase) in Other Current Assets                                    (3,703)            (822)        (1,342)
     Increase (Decrease) in Current Liabilities                                     29,428           20,690          8,931
- -----------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                           90,057           66,781         58,658
- -----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Capital Expenditures                                                          (68,200)         (55,752)       (48,568)
     Cash Proceeds from Sale of Property                                             1,292            2,547          1,519
     COLI, Net                                                                      (8,265)         (11,636)         1,270
     Other, Net                                                                     (2,699)          (4,908)        (7,789)
- -----------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                              (77,872)         (69,749)       (53,568)
- -----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Proceeds from Long-term Borrowings                                             11,400           18,000         60,400
     Payments of Principal on Long-term Debt                                        (5,624)         (10,100)       (47,793)
     Dividends Paid                                                                 (9,981)          (9,967)        (9,050)
     Other, Net                                                                     (5,841)          (3,000)         1,026
- -----------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                                (10,046)          (5,067)         4,583
- -----------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                     2,139           (8,035)         9,673
Cash and Cash Equivalents at Beginning of Year                                      12,392           20,427         10,754
- -----------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                          $ 14,531         $ 12,392      $  20,427
=============================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash Paid During the Year for:
           Interest                                                               $  8,455         $  8,901      $   9,786
           Income Taxes                                                           $ 16,295         $ 22,028      $  20,906
- -----------------------------------------------------------------------------------------------------------------------------

(1) 53-week year.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Ruddick Corporation and Subsidiaries

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned subsidiaries, American & Efird, Inc., Harris Teeter, Inc., Jordan Graphics, Inc. and Ruddick Investment Company, collectively referred to herein as the Company. All material intercompany amounts have been eliminated.

CASH EQUIVALENTS
For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES
Inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out
(LIFO) method. The LIFO cost of such inventories was $20,113,000 ($18,909,000) less than the first-in, first-out (FIFO) cost method at October 2, 1994 (October 3, 1993).

PROPERTY AND DEPRECIATION
Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:
- ----------------------------------------------------------------------------
Land improvements                                          10-25 years
Buildings                                                  10-50 years
Machinery and equipment                                     3-20 years
- ----------------------------------------------------------------------------
Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 10 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income.

INVESTMENTS
Ruddick Investment Company makes loans to and equity investments in a number of emerging growth companies, as well as selected publicly traded companies. Additionally it holds a financial position in certain shopping centers in which Harris Teeter, Inc. is an anchor tenant. Financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $7,152,000 and $6,127,000 held for investment approximated their aggregate fair values at October 2, 1994 and October 3, 1993, respectively.

OTHER ASSETS
Other assets include cash surrender value of Company owned life insurance
(COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $5,761,000 in 1994, none in 1993 and 1992, is included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights, are being amortized over 10 years.

INCOME TAXES
Ruddick and its subsidiaries file a consolidated federal income tax return.
Tax credits are recorded as a reduction of federal income taxes in the years in which they are utilized. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) in fiscal 1993. The change has been reflected in the accompanying financial statements as the cumulative effect of a change in accounting principle. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.

Ruddick Corporation and Subsidiaries

PER SHARE AMOUNTS
Primary and fully diluted net income per share amounts were determined based on the average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The average primary shares outstanding were 23,596,561 in 1994, 23,809,899 in 1993, and 23,764,556 in 1992. Fully diluted average shares outstanding were 23,600,105 in 1994, 23,827,336 in 1993, and 23,766,138 in
1992. Common stock equivalents had no material effect on the per share amounts in 1994, 1993 and 1992.

LEASES
The Company leases certain equipment under agreements expiring during the next nine years. Harris Teeter leases most of its stores under leases that expire during the next 23 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next seven years. Rent expenses were as follows (in thousands):


                                              1994            1993           1992
- -----------------------------------------------------------------------------------
Operating Leases:
   Minimum                                  $34,639         $33,676         $29,753
   Contingent                                   971             812             903
- -----------------------------------------------------------------------------------
      Total                                 $35,610         $34,488         $30,656
- -----------------------------------------------------------------------------------

Future minimum lease commitments at October 2, 1994 (excluding leases assigned or expected to be assigned - see below) were as follows (in thousands):

                                                                             Capital       Operating
                                                                              Leases          Leases
- -----------------------------------------------------------------------------------------------------
1995                                                                         $   384        $ 33,824
1996                                                                             384          31,619
1997                                                                             384          30,216
1998                                                                             336          29,132
1999                                                                             268          27,975
Later years                                                                    1,012         269,897
- -----------------------------------------------------------------------------------------------------
   Total minimum lease payments                                              $ 2,768        $422,663
- -----------------------------------------------------------------------------------------------------
Less amount representing interest
   (Store premises, 6.75%-10.25%, store equipment, 8-15%)                      1,515
- -----------------------------------------------------------------------------------------------------
Present value of minimum lease obligations                                     1,253
Less current portion                                                             131
- -----------------------------------------------------------------------------------------------------
Long-term capital lease obligations                                          $ 1,122
- -----------------------------------------------------------------------------------------------------
Total minimum sublease rentals to be received
   under noncancelable subleases                                                            $  4,151
- -----------------------------------------------------------------------------------------------------

        In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 11 years and the future minimum lease payments of $13,491,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 14 years and the future minimum lease payments related to these locations total $11,160,000 (approximating $1,429,000 per year for each of the next five years).

LONG-TERM DEBT
Long-term debt at October 2, 1994 and October 3, 1993 was as follows (in thousands):


                                                                               1994            1993
- -----------------------------------------------------------------------------------------------------
8.57% Term Note due $4,667 annually through May 2007                        $ 59,500       $  64,167
Variable Rate Revolver Loan convertible to 7-year
   term loan in 1997                                                          37,800          26,400
Industrial revenue bonds, variable 63% of prime,
   due quarterly in various amounts through 2000                               3,352           3,663
5.7% Term Note due April 1996                                                  2,666           3,166
Obligations under capital leases and other                                     6,249           6,777
- -----------------------------------------------------------------------------------------------------
   Total                                                                     109,567         104,173
- -----------------------------------------------------------------------------------------------------
   Less current portion                                                        5,415           5,989
- -----------------------------------------------------------------------------------------------------
   Total long-term debt                                                     $104,152       $  98,184
- -----------------------------------------------------------------------------------------------------

Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows (in thousands): 1995 - $5,284; 1996 - $7,955; 1997 - $8,305; 1998 - $4,835; 1999 - $4,835.

During fiscal 1994, the Company increased its revolving line of credit with three banks to $60,000,000 ($45,000,000 in fiscal 1993). During 1994 (1993)
the maximum outstanding borrowing under the revolving line of credit was $45,600,000 ($26,400,000) and the average for the 364 (371) days outstanding was $39,417,000 ($7,345,000). The daily weighted average interest rate (a variable rate related to the current published CD rate) was 4.8% (4.1%) and a commitment fee of 1/4% of the unused line is charged.

In management's opinion, the recorded amounts of the fixed rate obligations of the Company approximated their fair value at October 2, 1994, and October 3, 1993, based on borrowing rates then available to the Company for loans with similar terms and maturities.

Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity. At October 2, 1994, consolidated tangible net worth exceeded by $40,061,000 the balance which, under the most restrictive provisions, must be maintained through October 1, 1995. The requirement shall increase annually by 40% of consolidated net income for such year.

Total interest expense was $8,563,000, $8,529,000, and $9,516,000 in 1994, 1993
and 1992, respectively.

CAPITAL STOCK
The capital stock of the Company authorized at October 2, 1994 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.

Ruddick Corporation and Subsidiaries

Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows (in thousands except share amounts):

                                                       Preference-noncumulative
                                                         $.56 convertible (1)           Common
                                               ---------------------------------------------------------
                                                 Shares           Amount          Shares          Amount
- --------------------------------------------------------------------------------------------------------
Balance at September 29, 1991                    117,949         $   590       23,001,354        $65,329
   Preference conversion                         (13,256)            (66)          53,024             66
   Shares issued under exercised stock options         -               -            8,021             91
- --------------------------------------------------------------------------------------------------------
Balance at September 27, 1992                    104,693         $   524       23,062,399        $65,486
- --------------------------------------------------------------------------------------------------------
   Preference conversion                          (7,407)            (38)          29,628             38
   Shares issued under exercised stock options         -               -          198,420          2,153
   Shares purchased and retired                        -               -         (272,374)        (5,661)
   Tax effect of disqualifying option stocks           -               -                -            507
- --------------------------------------------------------------------------------------------------------
Balance at October 3, 1993                        97,286         $   486       23,018,073        $62,523
- --------------------------------------------------------------------------------------------------------
   Preference conversion                         (95,170)           (476)         380,680            476
   Shares issued under exercised stock options         -               -          149,665          1,684
   Shares purchased and retired                   (2,116)(1)         (10)        (372,311)        (7,370)
   Tax effect of disqualifying option stocks           -               -                -            307
- --------------------------------------------------------------------------------------------------------
Balance at October 2, 1994                             0         $     0       23,176,107        $57,620
- --------------------------------------------------------------------------------------------------------

(1) As of May 23, 1994, the remaining 2,116 shares of $.56 Preference stock were called for redemption. The redemption price was $10.10 per share inclusive of the pro rate dividend of $.10 per share.

The 1982, 1988, and 1993 incentive stock option plans authorized options for 1,700,000 shares of common stock. The plans provide that options may be granted at 100% of the fair market value of the shares on the date of grant.
At the discretion of the Company, a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of October 2, 1994, the Company may grant additional options for the purchase of 473,000 shares. A summary of the option transactions for the years ended October 2, 1994, October 3, 1993, and September 27, 1992, follows:


                                                              1994                1993                 1992
- ------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year                       723,496                876,500                882,400
Options granted                                              120,000                 62,000                 75,000
Options exercised                                            149,665                201,404                  8,021
Options canceled or forfeited                                 13,000                 13,600                 72,879
Options outstanding, end of year                             680,831                723,496                876,500
Options exercisable, end of year                             513,631                582,096                586,900
Exercise price                                 $10 15/32 - $22 11/16   $10 15/32 - $18 5/16    $10 15/32 - $16 1/4
- ------------------------------------------------------------------------------------------------------------------

On November 15, 1990, the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock, which rights expire on November 15, 2000. As a result of the July 1, 1991, 100% stock dividend, the number of rights outstanding doubled. Each right entitles the holder to purchase one two-hundredth of a share (as adjusted for the 100% stock dividend) of a new Series A Junior Participating Additional Preferred Stock at $52.50, subject to further adjustment. The rights are not exercisable until 10 days after a party has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. In addition, each right would entitle the rightholder to exercise the right and receive shares of common stock of the acquiring company upon merger or other business combination having a market value of twice the exercise price of the right. Under certain circumstances after the rights become exercisable, the Board of Directors may exchange all or part of the outstanding rights at an exchange ratio of one share of common stock, or one two-hundredth of a share of Series A Junior Participating Additional Preferred Stock, per right, subject to adjustment. The rights have no voting privileges and may be redeemed by the Board of Directors at a price of $.005 per right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.

INCOME TAXES
Effective September 28, 1992, the Company adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect on prior years of this change in accounting principle increased 1993 net income by $3,869,000 or $.16 per share. Financial statements for prior years have not been restated.

The provision for income taxes consisted of the following (in thousands):


                                                               1994            1993           1992
- ----------------------------------------------------------------------------------------------------
CURRENTLY PAYABLE
   Federal                                                   $12,253         $17,782         $15,989
   State and other                                             3,329           4,044           3,524
   Foreign                                                       501              98             534
- ----------------------------------------------------------------------------------------------------
Total Current                                                 16,083          21,924          20,047
- ----------------------------------------------------------------------------------------------------
DEFERRED FEDERAL AND STATE TAXES (CREDITS)
   Reserves not currently deductible                             182          (5,294)         (1,845)
   Accelerated tax depreciation                                3,673           3,423           2,042
   Property dispositions                                        (446)         (1,073)           (494)
   Other items, net                                           (1,235)            480            (378)
- ----------------------------------------------------------------------------------------------------
Total Deferred                                                 2,174          (2,464)           (675)
- ----------------------------------------------------------------------------------------------------
Income tax expense                                           $18,257         $19,460         $19,372
- ----------------------------------------------------------------------------------------------------

Income from foreign operations before income taxes in fiscal 1994, 1993, and 1992 was $1,020,000, $1,727,000, and $561,000, respectively.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

                                                               1994            1993           1992
- ----------------------------------------------------------------------------------------------------
Income tax on pre-tax income at the statutory
   federal rate of 35% for 1994, 34.75% for 1993,
   and 34% for 1992                                          $17,524         $17,189         $17,055
Increase (decrease) attributable to:
   State and other income taxes, net of
      federal income tax benefit                               1,883           2,549           2,097
   Company owned life insurance                               (2,020)              -               -
   Other items, net                                              870            (278)            220
- ----------------------------------------------------------------------------------------------------
Income tax expense                                           $18,257         $19,460         $19,372
- ----------------------------------------------------------------------------------------------------

On August 10, 1993, the statutory federal tax rate was increased to 35% effective January 1, 1993. The effect of the higher rate on temporary differences that existed as of the first day of fiscal 1993 was approximately $800,000.

Ruddick Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at October 2, 1994 and October 3, 1993 are as follows (in thousands):

                                                                              1994            1993
- ------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Employee benefits                                                        $  5,959         $ 5,797
   Reserves not currently deductible                                           6,808           6,990
   Other                                                                       1,651           1,735
- ------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                   $ 14,418         $14,522
- ------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
   Property, plant and equipment                                           ($ 41,266)       ($38,039)
   VEBA trust contribution                                                    (2,098)         (2,360)
   Other capitalized costs                                                    (4,527)         (5,556)
   Other                                                                      (2,656)         (2,522)
- ------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                             ($ 50,547)       ($48,477)
- ------------------------------------------------------------------------------------------------------

INDUSTRY SEGMENT INFORMATION
The Company operates primarily in four businesses: textiles - American & Efird, retail grocery (including the real estate and store development activities of Ruddco, a division of Ruddick Investment Company) - Harris Teeter, business forms - Jordan Graphics, and venture capital - Ruddick Investment. Textiles - manufactures sewing thread for the apparel and other markets. Retail grocery - operates a regional chain of supermarkets. Business forms - produces and distributes a line of business forms, labels, commercial printing, and laser-printed graphics. Venture capital - investment manager and venture capital investor.

Summarized information for fiscal 1994, 1993, and 1992 is as follows (in millions):

                                           Net Sales                     Operating Profit (Loss)
                                    1994         1993       1992         1994        1993         1992
- --------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
Textiles                         $  277.0      $   264.8       $  243.3       $26.9      $30.6     $28.5
Retail Grocery (1)                1,578.9        1,412.3        1,270.5        38.8       30.5      31.3
Business Forms                       52.5           55.4           55.4        (1.4)       2.0       3.6
Venture Capital                                                                 (.3)         -        .5
- --------------------------------------------------------------------------------------------------------
   Total                         $1,908.4      $ 1,732.5       $1,569.2       $64.0      $63.1     $63.9
- --------------------------------------------------------------------------------------------------------
Net Interest Expense                                                            8.3        8.3       9.1
Other Administrative Expense                                                    5.6        5.3       4.3
Minority Interest                                                                 -          -        .3
- --------------------------------------------------------------------------------------------------------
Income Before Taxes                                                           $50.1      $49.5     $50.2
- --------------------------------------------------------------------------------------------------------

                              Identifiable                  Capital
                           Assets at Year-end            Expenditures               Depreciation
                          1994    1993    1992       1994    1993    1992       1994    1993    1992
- ------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
Textiles                $206.5  $185.2  $170.4     $20.4   $19.4   $16.4      $10.0  $  8.7    $ 8.0
Retail Grocery(2)        365.6   343.1   320.3      46.4    33.7    26.0       26.6    24.6     23.1
Business Forms            28.3    27.8    27.7       1.4     2.6     2.2        2.1     2.2      2.0
Venture Capital            7.6     6.3    11.5         -       -       -          -       -        -
Corporate                 32.8    24.4    12.2         -       -     4.0        1.3     1.5      1.2
- ------------------------------------------------------------------------------------------------------
   Total                $640.8  $586.8  $542.1     $68.2   $55.7   $48.6      $40.0   $37.0    $34.3
- ------------------------------------------------------------------------------------------------------

(1) In fiscal 1993, operating profit was reduced by a one-time before-tax charge of $5,264,000 for the costs associated with a marketing strategy of replacing, over the next few years, a number of smaller, less competitive Harris Teeter stores. In addition, operating profit includes $1,777,000, $726,000 and $159,000 in 1994, 1993 and 1992, respectively, related to real estate and store investment activities of Ruddco.
(2) Identifiable Assets include $28,471,000, $19,248,000 and $14,429,000 in
    1994, 1993 and 1992, respectively, for investment activities of Ruddco for the development of retail sites.

QUARTERLY INFORMATION (UNAUDITED)
The following table sets forth certain financial information, the high and low sales prices for the common stock and dividends declared with respect to the common and $.56 convertible preference stock (called for redemption May 23, 1994) for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of October 31, 1994, there are 1,864 holders of record of common stock.

                                                   First          Second         Third        Fourth
(in millions, except per share data)              Quarter         Quarter       Quarter       Quarter
- --------------------------------------------------------------------------------------------------------
1994
- --------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                         $464.5         $465.9         $486.6        $491.4
Net income                                           6.3            7.4            9.3           8.8
- --------------------------------------------------------------------------------------------------------
Net Income Per Share                                 .26            .32            .39           .38
- --------------------------------------------------------------------------------------------------------
Dividend Per Share
   Common                                            .07            .07            .07           .22(3)
   Preference                                        .14            .14            .10             -
- --------------------------------------------------------------------------------------------------------
Market Price Per Common Share
   High                                               23 7/8         23             19 3/8        20 5/8
   Low                                                20 5/8         18 5/8         15 3/4        15 5/8
- --------------------------------------------------------------------------------------------------------
1993
- --------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                         $422.4         $417.7         $424.4        $468.0
Income before cumulative effect
   of change in accounting principle                 8.0            8.0            8.8           5.2(2)
Cumulative effect of change in accounting
  principle (1)                                      3.9             --             --            --
Net income                                          11.9            8.0            8.8           5.2
- --------------------------------------------------------------------------------------------------------
Net Income Per Share
   Before cumulative effect of change
      in accounting principle                        .34            .33            .37           .22(2)
   Cumulative effect of change
     in accounting principle (1)                     .16              -              -             -
   Net Income Per Share Restated                     .50            .33            .37           .22
- --------------------------------------------------------------------------------------------------------
Dividend Per Share
   Common                                            .06            .06            .07           .24(4)
   Preference                                        .14            .14            .14           .14
- --------------------------------------------------------------------------------------------------------
Market Price Per Common Share
   High                                               20 3/8         22 5/8         21 3/4        21 1/2
   Low                                                16             19 7/8         18 5/8        19 3/8
- --------------------------------------------------------------------------------------------------------

(1) Fiscal 1993 was restated to reflect adoption of SFAS 109, "Accounting for Income Taxes," effective September 28, 1992.
(2) After effect of before-tax restructuring charge of $5.3 million.
(3) Includes $.15 extra dividend in fiscal 1994.
(4) Includes $.17 extra dividend in fiscal 1993.

COMMITMENTS AND CONTINGENCIES
Substantially all domestic employees of the Company and its subsidiaries participate in noncontributory defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy is to contribute annually the minimum amount required by regulatory authorities.

Ruddick Corporation and Subsidiaries

The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at October 2, 1994 and October 3, 1993 (in thousands):

                                                                               1994           1993
- ----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefits                                                         $  62,323        $ 52,536
   Nonvested benefits                                                          2,780           2,533
- ----------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                               65,103          55,069
Effect of projected future compensation levels                                18,559          18,967
- ----------------------------------------------------------------------------------------------------
Projected benefit obligations                                                 83,662          74,036
Plans' assets at fair market value                                            60,521          61,374
- ----------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plans' assets                     (23,141)        (12,662)
Unrecognized net asset at September 30, 1985, net of
   amortization, being amortized over 15-20 years                              2,724           3,119
Unrecognized net loss due to past experience
  different from assumptions made                                            (17,758)         (8,484)
- ----------------------------------------------------------------------------------------------------
Unfunded accrued pension cost                                             ($   8,107)      ($  7,297)
- ----------------------------------------------------------------------------------------------------

The plans' assets consist primarily of U.S. government securities, fixed income funds and cash equivalents, all managed by two banks.

In 1994 (1993), a 7.5% (8%) weighted average discount rate and a 4.75% (5.5%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 7.5% (8%).

Pension expense for defined benefit plans for fiscal
1994, 1993, and 1992 included the following components (in thousands):


                                                               1994            1993            1992
- -----------------------------------------------------------------------------------------------------
Benefits earned by employees                                  $3,822          $3,444          $3,159
Interest on projected benefit obligations                      5,934           5,578           5,086
Actual loss (return) on plan assets                            2,546          (4,473)         (4,857)
Net amortization and deferral                                 (7,045)            194           1,231
- ----------------------------------------------------------------------------------------------------
Net pension expense                                           $5,257          $4,743          $4,619
- ----------------------------------------------------------------------------------------------------

The Company also has an Employee Stock Ownership Plan (ESOP) and a profit-sharing plan. Expenses under these plans were as follows (in thousands):


                                                                1994            1993            1992
- ----------------------------------------------------------------------------------------------------
ESOP                                                          $5,205          $6,480          $5,721
Profit-sharing                                                  866            2,124           1,958
- ----------------------------------------------------------------------------------------------------

The Company in the normal course of business guarantees loans relative to real estate and other investment activities of Ruddick Investment Company. At October 2, 1994, October 3, 1993, and September 27, 1992, the amount guaranteed totaled $3,066,000, $4,696,000 and $4,309,000, respectively.

The Company is involved in various lawsuits, including patent infringement litigation, and environmental matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See "Leases" for additional commitments and contingencies.

Report of Independent Public Accountants

Ruddick Corporation and Subsidiaries

TO THE BOARD OF DIRECTORS OF RUDDICK CORPORATION
We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of October 2, 1994, and October 3, 1993, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended October 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of October 2, 1994, and October 3, 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to consolidated financial statements, effective as of the beginning of the fiscal year 1993, the Company changed its method of accounting for income taxes.

                                                             ARTHUR ANDERSEN LLP
Charlotte, North Carolina,
October 27, 1994.