Form 10-K, Exhibit 13
period 1995-10-01
RUDDICK CORP
filed 1995-12-28
CIK 85704


                                                                                                                        EXHIBIT 13
   Ruddick Corporation and Subsidiaries
 Dollars in thousands, except per share data           1995              1994            1993(1)           1992              1991
----------------------------------------------------------------------------------------------------------------------------------
 NET SALES
      American & Efird                           $  297,963        $  277,016        $  264,814      $  243,324        $  208,649
      Harris Teeter                               1,711,813         1,578,880         1,412,315       1,270,430         1,213,127
      Jordan Graphics                                60,991            52,541            55,401          55,401            56,077
----------------------------------------------------------------------------------------------------------------------------------
            Total Net Sales                      $2,070,767        $1,908,437        $1,732,530      $1,569,155        $1,477,853
----------------------------------------------------------------------------------------------------------------------------------
 OPERATING PROFIT
      American & Efird                           $   34,614        $   26,916        $   30,551      $   28,510        $   22,589
      Harris Teeter                                  42,114            37,032            29,845          31,067            34,329
      Jordan Graphics                                   336            (1,432)            2,006           3,635             3,660
      Ruddick Investment                                799             1,495               725             703               457
----------------------------------------------------------------------------------------------------------------------------------
            Total Operating Profit               $   77,863        $   64,011        $   63,127      $   63,915        $   61,035
----------------------------------------------------------------------------------------------------------------------------------
 Net Income                                      $   39,267        $   31,811        $   33,873      $   30,789        $   26,786
 Net Income Per Share                                  $.84              $.67              $.71            $.65              $.59
----------------------------------------------------------------------------------------------------------------------------------
 COMMON DIVIDEND
      Regular                                          $.17              $.14              $.13            $.12              $.11
      Extra                                             .08               .08               .08             .08               .08
----------------------------------------------------------------------------------------------------------------------------------
            Total Common Dividend                      $.25              $.22              $.21            $.20              $.19
----------------------------------------------------------------------------------------------------------------------------------
 Shareholders' Equity                            $  316,236        $  291,209        $  274,740      $  255,403        $  233,566
 Percent Return on Beginning Equity                   13.5%             11.6%             13.3%           13.2%             14.5%
 Book Value Per Share                                 $6.82             $6.28             $5.87           $5.44             $4.98
----------------------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES
      American & Efird                           $   16,359        $   20,416        $   19,433      $   16,399        $   11,417
      Harris Teeter                                  81,447            38,802            33,683          25,910            30,903
      Jordan Graphics                                 1,913             1,400             2,609           2,220               853
      Ruddick Investment                                  -             7,547                -               -                 55
      Corporate                                         297                35                27           4,039                 5
----------------------------------------------------------------------------------------------------------------------------------
            Total Capital Expenditures           $  100,016        $   68,200        $   55,752      $   48,568        $   43,233
----------------------------------------------------------------------------------------------------------------------------------
 Working Capital                                 $   67,887        $   86,243        $   95,296      $   98,362        $   79,640
 Total Assets                                    $  721,941        $  640,792        $  586,815      $  542,084        $  498,458
 Long-term Debt -
      Including Current Portion                  $  129,215        $  109,567        $  104,173      $   97,280        $   83,850
 Long-term Debt as a Percent
      of Capital Employed                              29.0%             27.3%             27.5%           27.6%             26.4%
 Number of Employees                                 20,200            19,000            17,500          14,100            13,500
 Number of Beneficial Shareholders
      Including Employee/Owners                      14,500            14,100            14,600          12,900            11,400
 Common Shares Outstanding                       46,373,666        46,352,214        46,036,146      46,124,798        46,002,708
----------------------------------------------------------------------------------------------------------------------------------

(1)  53-week year.

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

Ruddick Corporation and Subsidiaries

RESULTS OF OPERATIONS -
FISCAL 1995 COMPARED TO FISCAL 1994

         For fiscal year 1995, consolidated net sales of $2.07 billion increased 8.5% from $1.91 billion generated in fiscal 1994. Consolidated 1995 net income of $39.3 million was up 23% from the $31.8 million reported last year. On a per share basis earnings were $.84 for fiscal 1995, an increase of 25% when compared to $.67 in fiscal 1994. Earnings per share reflect a two-for-one split of the common stock effected in the form of a 100% stock dividend in fiscal 1995. Fiscal 1995 consolidated operating profit increased 22% led by gains primarily at American & Efird and Harris Teeter.

         American & Efird, Inc.

         Sales at American & Efird increased 8% over fiscal 1994. Sales increases were recorded in most major domestic market segments, particularly as a result of a relatively strong apparel trade over most of the year, and in export and international markets except Canada. Thread and notion sales increased 8% and represented 98% of all sales by A&E. This sales increase resulted primarily from additional business from existing customers, greater domestic market share and growth in foreign markets. Strong sales demand allowed A&E to consistently operate on a five day or more manufacturing schedule. This generated very favorable operating efficiencies and enhanced operating profit, which increased 29% over last year. However, rising raw material prices in the last half of the year resulted in increasing pressure on margins although cost reductions and operating efficiencies offset most of these price increases. In the fourth quarter, weak retail sales of apparel and home furnishings caused A&E's customers to drastically reduce production. As a result, thread demand abated and through the fall, sales have been near or below levels of a year ago. While profits in Canada and Mexico were below last year, total international operating profit increased slightly.

         Harris Teeter, Inc.

         Harris Teeter sales in fiscal 1995 increased 8% over fiscal 1994. Sales of stores in operation in both periods were ahead 6.5% compared to 7.5% last year. Same-store sales growth rates have declined from prior year as more stores passed the first anniversary of the switch to 24-hour operations. Sales increases were attributable to strong feature-oriented merchandising, additional operating hours and an 8.7% increase in store square footage during the year. Grocery sales were up 9%, which accounted for 53% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 2% to 14%, accounting for 31% of the sales increase. Operating profit showed improvement as increased gross profit, derived mainly from higher sales volume and a good product mix of higher gross margin items, more than offset an increase of 15% in operating expenses. Operating expenses as a percentage of sales were up less than 1.4%.
         Additionally, Harris Teeter's first Atlanta, Georgia store which opened in fiscal 1994 became profitable during fiscal 1995. The Columbia, South Carolina market continued to show improvement in part as a result of store remodels. Both of these markets generated increased sales and more efficient store operations.

         At fiscal year end, 139 stores were in operation, the same number as a year ago. Eleven new stores were opened during fiscal 1995 replacing eleven older stores thereby closed. Seven of those stores were closed under the marketing strategy for which a restructuring reserve of $5.3 million before taxes was





                    Ruddick Corporation 1995 Annual Report
         established in fiscal 1993. The resulting charges in 1995 were $1.5 million. A cumulative total of $1.6 million has been charged in all periods to date for nine store replacements. Harris Teeter continues to incur liability for rent expense for six of those stores. The plan calls for the replacement of an anticipated 12 smaller, less competitive stores with larger stores offering increased variety and drawing from a larger marketing area, with related store closings planned to occur through fiscal 1996. Management anticipates that on average approximately half of the charges associated with each store closing will be incurred in the year of closing and the balance within four years thereafter. Management expects that the effect on operating results in any fiscal year and on liquidity will not be material, and that capital resources will be adequate to complete such restructuring.

         Jordan Graphics, Inc.

         Jordan Graphics sales of $61 million in fiscal 1995 increased 16% over fiscal 1994. Sales increases were recorded in all product lines with label and stock tab being particularly strong. Most of the sales increase reflected significant increases in the cost of paper. The operating profit of $336 thousand showed considerable improvement over the $1.4 million loss in 1994. During the year, a $311 thousand one-time charge was recorded to cover the costs associated with the decision to close the Baltimore plant. Further, Jordan sold its unprofitable Commercial Division during the fourth quarter. This division represented about 5% of annual sales of Jordan. Jordan operates in an industry that continues to experience overcapacity, therefore margins remain under competitive pressures even though efforts toward operational improvements continue.

         Ruddick Investment Company

         In fiscal 1995, Ruddick Investment reported operating profit of $799 thousand, down from the $1.5 million reported in fiscal 1994.
         During fiscal 1995, a gain of $2.7 million was realized from the sale of a shopping center in Charlotte, North Carolina. Also, during the year a reserve in the amount of $3.0 million was recorded to provide protection from the potential exposure to future losses in the investment portfolio. Management believes the reserve at fiscal year end to be prudent and adequate. The timing of sales opportunities for investment assets held in the investment portfolio is difficult to predict. Accordingly, reported profit on an annual basis in Ruddick Investment Company can vary greatly from year to year. More emphasis will be focused on site development for Harris Teeter stores in a shift of primary focus from venture capital investment.

RESULTS OF OPERATIONS -
FISCAL 1994 COMPARED TO FISCAL 1993

         For fiscal year 1994, a 52-week year, consolidated net sales of $1.91 billion increased 10% from $1.73 billion generated in the prior 53-week year. Consolidated 1994 net income of $31.8 million was up 6% from the $30.0 million before adjustment for the cumulative effect of a change in accounting principle reported in fiscal 1993. Net income in fiscal 1993 was $33.9 million including the effect of adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." On a per share basis, earnings were $.67 in fiscal 1994, an increase of 7% when compared to $.63 in fiscal 1993 before the cumulative effect of change in accounting principle, which change





                    Ruddick Corporation 1995 Annual Report

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

Ruddick Corporation and Subsidiaries


         increased 1993 earnings per share by $.08 to $.71. Fiscal 1994 consolidated operating profit increased just over 1% compared to 1993 as profitability gains at Harris Teeter were nearly offset by lower operating results at American & Efird and Jordan Graphics.

         American & Efird, Inc.

         Fiscal 1994 sales at American & Efird increased 5% over fiscal 1993, led by industrial thread, which benefited from improved business conditions during the year. Sales increases were recorded in both domestic and international markets. Thread and notion sales increased 6% and represented 98% of all sales by A&E. This increase resulted from additional business from existing customers, improved product, greater domestic market share and growth in foreign markets. Sales yarn, representing only 2% of A&E's sales in fiscal 1994, declined 29% for the year. Operating profits declined in U.S. and foreign markets, due largely to significantly lower sales margins resulting from very competitive market conditions. However, in the last two quarters of the fiscal year, operating profit strengthened on improved sales volume as well as capacity and efficiency gains which resulted from the costs incurred in the first two quarters for equipment relocations domestically, consolidation of Canadian operations, and foreign operations startups.

         Harris Teeter, Inc.

         Harris Teeter sales for the 52-week fiscal year 1994 increased
         12% over the 53-week fiscal year 1993. After excluding the fifty-third week in fiscal 1993, sales of stores in operation in both periods were ahead 7.5%. Sales increases were attributable to strong feature-oriented merchandising in place throughout fiscal 1994, from additional operating hours, and from new stores opened during the year. Total square footage increased just over 2% in fiscal 1994. Grocery sales were up 11%, which accounted for 47% of the sales increase. Dairy, meat, produce, and frozen products had sales increases ranging from 9% to 15%, accounting for 39% of the sales increase. Operating profit showed improvement as increased gross profit, derived mainly from improved sales volume, customer count and product mix, more than offset an increase of 17% in operating expenses. Operating expenses as a percentage of sales were up less than 1%. At 1994 fiscal year end, 139 stores were in operation compared to 138 a year earlier. Six new stores were opened during fiscal 1994. Five older stores were closed during the year, two of which were closed under the marketing strategy for which a restructuring reserve was established in fiscal 1993. The resulting charges in 1994 were $82 thousand.

         Jordan Graphics, Inc.

         Jordan Graphics sales of $52.5 million in fiscal 1994 were 5% lower than in fiscal 1993. Sales were lower in all product lines except for label and laser. In fiscal 1994 a $1.4 million loss was reported. This loss resulted in part from lower sales margins affected by underutilized manufacturing capacity and the inability to pass on paper price increases to its customers, both of which were industry-wide difficulties. In addition, a redesign of the management information system and a redirection of some specific product lines contributed to a significant increase in costs during the year as obsolete hardware, software and manufacturing equipment were displaced.





                    Ruddick Corporation 1995 Annual Report

         Ruddick Investment Company

         In fiscal 1994, Ruddick Investment reported operating profit of $1.5 million, or nearly double that of 1993. There were no significant sales of investment assets during the year, and the increased earnings came largely from increased rents from the Morrocroft Village shopping center. Timing of sales opportunities for investment assets held in Ruddick Investment's portfolio is difficult to predict. Accordingly, reported profit on an annual basis in this company can vary greatly from year to year.

CAPITAL RESOURCES AND LIQUIDITY

         Ruddick has an overall financial goal of earning at least a 15% return on beginning shareholders' equity. In fiscal 1995, the return on beginning equity was 13.5% as compared to 11.6% in the prior year. At the same time, Ruddick seeks to limit long-term debt so as to constitute no more than 40% of capital employed, which includes long-term debt and shareholders' equity. As of the end of fiscal 1995, this percentage was 29.0%, a slight increase from last year's 27.3%.

         The Company's principle source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The Company increased its borrowing capacity under these lines of credit from $60 million during the current fiscal year. The maximum amount outstanding under these credit facilities during fiscal 1995 was $78.6 million, and $62.1 million was outstanding at year end. The majority of additional borrowings under Ruddick's revolving credit facilities were used for capital expenditures. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt.

         Working capital as of the fiscal years ended 1995, 1994, and 1993 was $67.9 million, $86.2 million, and $95.3 million, respectively. Most of the decrease in fiscal 1995 from fiscal 1994 was the result of increased accounts payable as of year end. Accounts payable grew at a faster rate than inventories primarily as a result of increased store development activity at Harris Teeter. The current ratio was 1.3 at October 1, 1995, compared to 1.5 at October 2, 1994.

         Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

         In fiscal 1995, capital expenditures were $100.0 million. In fiscal 1996, capital expenditures are expected to be about equal to fiscal 1995, and management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.





                    Ruddick Corporation 1995 Annual Report

Consolidated Balance Sheets



  Ruddick Corporation and Subsidiaries
  October 1, 1995 and October 2, 1994


  (Dollars in thousands)                                          1995          1994
-------------------------------------------------------------------------------------
  ASSETS
  Current Assets
  Cash and Cash Equivalents                                  $ 18,959       $ 14,531
  Accounts Receivable, Less Allowance For Doubtful
       Accounts: 1995, $2,231; 1994, $2,031                    65,515         62,302
  Inventories                                                 182,075        180,784
  Other Current Assets                                         32,559         19,030
-------------------------------------------------------------------------------------
       Total Current Assets                                   299,108        276,647
-------------------------------------------------------------------------------------
  Property
  Land and Buildings                                          103,224         97,438
  Machinery and Equipment                                     418,393        372,795
  Leasehold Improvements                                       92,833         73,850
  Assets Under Capital Leases                                   2,184          2,548
-------------------------------------------------------------------------------------
       Total, at Cost                                         616,634        546,631
-------------------------------------------------------------------------------------
  Accumulated Depreciation and Amortization                   265,297        246,971
-------------------------------------------------------------------------------------
       Property, Net                                          351,337        299,660
-------------------------------------------------------------------------------------
  Investments and Other Assets
  Investments                                                  23,888         25,130
  Other Assets                                                 47,608         39,355
-------------------------------------------------------------------------------------
       Total Assets                                          $721,941       $640,792
=====================================================================================
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
  Notes Payable                                              $  5,852       $  5,596
  Current Portion of Long-term Debt                             9,233          5,415
  Dividends Payable                                             6,491          5,131
  Accounts Payable                                            146,818        120,636
  Federal and State Income Taxes                                   57          3,162
  Accrued Compensation                                         29,447         25,831
  Accrued Interest                                             13,623          7,231
  Other Accrued Liabilities                                    19,700         17,402
-------------------------------------------------------------------------------------
       Total Current Liabilities                              231,221        190,404
-------------------------------------------------------------------------------------
  Non-Current Liabilities
  Long-term Debt                                              119,982        104,152
  Deferred Income Taxes                                        35,420         35,459
  Other Liabilities                                            19,082         19,568
-------------------------------------------------------------------------------------
  Commitments and Contingencies
-------------------------------------------------------------------------------------
  Shareholders' Equity
  Common Stock - Shares Outstanding:
       1995 - 46,373,666; 1994 - 46,352,214                    54,816         57,620
  Retained Earnings                                           262,921        235,219
  Cumulative Translation Adjustments                           (1,501)        (1,630)
-------------------------------------------------------------------------------------
  Shareholders' Equity                                        316,236        291,209
-------------------------------------------------------------------------------------
       Total Liabilities and Shareholders' Equity            $721,941       $640,792
=====================================================================================

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.




                    Ruddick Corporation 1995 Annual Report

Statements of Consolidated
Income and Retained Earnings

  Ruddick Corporation and Subsidiaries
  For the Fiscal Years Ended October 1, 1995, October 2, 1994, and October 3,
  1993


  (Dollars in thousands, except per share data)                                   1995           1994          1993(1)
------------------------------------------------------------------------------------------------------------------------
  Net Sales                                                                   $2,070,767     $1,908,437      $1,732,530
------------------------------------------------------------------------------------------------------------------------
  Cost of Sales                                                                1,526,079      1,436,070       1,308,601
  Selling, General and Administrative Expenses                                   466,825        408,356         360,802
------------------------------------------------------------------------------------------------------------------------
     Operating Profit                                                             77,863         64,011          63,127
------------------------------------------------------------------------------------------------------------------------
  Net Interest Expense                                                            10,480          8,329           8,312
  Other Administrative Expense                                                     8,126          5,614           5,351
------------------------------------------------------------------------------------------------------------------------
  Income Before Taxes and Cumulative Effect of Accounting Change                  59,257         50,068          49,464
  Taxes                                                                           19,990         18,257          19,460
------------------------------------------------------------------------------------------------------------------------
  Income Before Cumulative Effect of Accounting Change                            39,267         31,811          30,004
  Cumulative Effect of Accounting Change                                               -              -           3,869
------------------------------------------------------------------------------------------------------------------------
  Net Income                                                                      39,267         31,811          33,873
  Retained Earnings at Beginning of Fiscal Year                                  235,219        213,389         189,483
------------------------------------------------------------------------------------------------------------------------
     Total                                                                       274,486        245,200         223,356
------------------------------------------------------------------------------------------------------------------------

  Dividends:
     Preference - 1994: $.38 a share;
        1993: $.56 a share                                                             -             27              56
     Common - 1995: $.25 a share; 1994: $.22 a share;
        1993: $.21 a share                                                        11,565          9,954           9,911
------------------------------------------------------------------------------------------------------------------------
        Total Dividends                                                           11,565          9,981           9,967
------------------------------------------------------------------------------------------------------------------------
  Retained Earnings at End of Fiscal Year                                     $  262,921     $  235,219      $  213,389
========================================================================================================================
  Net Income Per Share:
     Income Before Cumulative Effect of Accounting Change                           $.84           $.67            $.63
     Cumulative Effect of Accounting Change                                            -              -             .08
------------------------------------------------------------------------------------------------------------------------
  Net Income Per Share                                                              $.84           $.67            $.71
========================================================================================================================

  (1) 53-week year.

  The accompanying notes to consolidated financial statements are an integral part of these statements.




                    Ruddick Corporation 1995 Annual Report

Statements of Consolidated
Cash Flows



  Ruddick Corporation and Subsidiaries
  For the Fiscal Years Ended October 1, 1995, October 2, 1994, and October 3,
  1993


  (Dollars in thousands)                                                            1995           1994          1993(1)
------------------------------------------------------------------------------------------------------------------------
  CASH FLOW FROM OPERATING ACTIVITIES
     Net Income                                                                 $ 39,267        $31,811        $ 33,873
     Non-cash Items Included in Net Income
        Depreciation                                                              43,410         39,954          36,965
        Deferred Taxes                                                            (1,056)         2,174          (8,231)
        Restructuring Charge                                                      (1,480)           (82)          5,264
        Other, Net                                                                 5,520          3,662           1,569
     Decrease (Increase) in Accounts Receivable                                   (3,213)        (3,545)         (2,703)
     Decrease (Increase) in Inventories                                           (1,291)        (9,642)        (19,824)
     Decrease (Increase) in Other Current Assets                                 (14,053)        (3,703)           (822)
     Increase (Decrease) in Current Liabilities                                   38,523         29,428          20,690
------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                                      105,627         90,057          66,781
------------------------------------------------------------------------------------------------------------------------
  INVESTING ACTIVITIES
     Capital Expenditures                                                       (100,016)       (68,200)        (55,752)
     Cash Proceeds from Sale of Property                                           1,773          1,292           2,547
     COLI, Net                                                                    (9,345)        (8,265)        (11,636)
     Other, Net                                                                    1,985         (2,699)         (4,908)
------------------------------------------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities                                         (105,603)       (77,872)        (69,749)
------------------------------------------------------------------------------------------------------------------------
  FINANCING ACTIVITIES
     Proceeds from Long-term Borrowings                                           25,777         11,400          18,000
     Payments of Principal on Long-term Debt                                      (5,408)        (5,624)        (10,100)
     Dividends Paid                                                              (11,565)        (9,981)         (9,967)
     Other, Net                                                                   (4,400)        (5,841)         (3,000)
------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in) Financing Activities                              4,404        (10,046)         (5,067)
------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in Cash and Cash Equivalents                                 4,428          2,139          (8,035)
  Cash and Cash Equivalents at Beginning of Year                                  14,531         12,392          20,427
------------------------------------------------------------------------------------------------------------------------
  Cash and Cash Equivalents at End of Year                                      $ 18,959        $14,531        $ 12,392
========================================================================================================================
  SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION
     Cash Paid During the Year for:
        Interest                                                                $ 11,357        $ 8,455        $  8,901
        Income Taxes                                                            $ 23,959        $16,295        $ 22,028
========================================================================================================================

  (1) 53-week year.
  The accompanying notes to consolidated financial statements are an integral part of these statements.




                    Ruddick Corporation 1995 Annual Report

Notes to Consolidated
Financial Statements

Ruddick Corporation and Subsidiaries


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned subsidiaries, American & Efird, Inc., Harris Teeter, Inc., Jordan Graphics, Inc., and Ruddick Investment Company, collectively referred to herein as the Company. All material intercompany amounts have been eliminated.

         Cash Equivalents

         For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

         Inventories

         Inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $21,373,000 $(20,113,000) less than the first-in, first-out (FIFO) cost method at October 1, 1995 (October 2, 1994).

         Property and Depreciation

         Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:

         Land improvements                                     10-25 years
         Buildings                                             10-50 years
         Machinery and equipment                                3-20 years

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

         Investments

         Ruddick Investment Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally it makes loans to and equity investments in a number of emerging growth companies, as well as selected publicly traded companies. Financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $7,690,000 and $7,152,000 held for investment approximated their aggregate fair values at October 1, 1995 and October 2, 1994, respectively.





                    Ruddick Corporation 1995 Annual Report

Notes to Consolidated
Financial Statements (Continued)

Ruddick Corporation and Subsidiaries


         Other Assets

         Other assets include the net cash surrender value of Company-owned life insurance (COLI), investments in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $12,845,000 in 1995, $5,761,000 in 1994, and none in 1993, is included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights, are being amortized over 10 years.

         Income Taxes

         Ruddick and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of federal income taxes in the years in which they are utilized. The Company adopted
         Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.109), in fiscal 1993. The change has been reflected in the accompanying financial statements as the cumulative effect of a change in accounting principle. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.

         Per Share Amounts

         Primary and fully diluted net income per share amounts were determined based on the average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The average primary shares outstanding were 46,536,346 in 1995, 47,193,122 in 1994, and 47,619,798 in 1993. Fully diluted average shares outstanding were 46,689,721 in 1995, 47,200,210 in 1994, and 47,654,672 in 1993. Common stock equivalents had no material effect on the per share amounts in 1995, 1994 and 1993.

         Reclassifications

         To conform with classifications adopted in the current year, the financial statements for prior years reflect certain reclassifications, which have no effect on net income.

         Leases

         The Company leases certain equipment under agreements expiring during the next seven years. Harris Teeter leases most of its stores under leases that expire during the next 22 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next eight years. Rent expenses were as follows
         (in thousands):

         l
                                              1995        1994        1993
         -----------------------------------------------------------------
         Operating Leases:
             Minimum                       $36,831     $34,639     $33,676
             Contingent                      1,277         971         812
         -----------------------------------------------------------------
                Total                      $38,108     $35,610     $34,488
         -----------------------------------------------------------------





                    Ruddick Corporation 1995 Annual Report

         Future minimum lease commitments at October 1, 1995 (excluding leases assigned or expected to be assigned - see below) were as follows (in thousands):

                                                                       Capital       Operating
                                                                        Leases          Leases
         --------------------------------------------------------------------------------------
         1996                                                           $  337        $ 40,212
         1997                                                              337          38,661
         1998                                                              337          36,819
         1999                                                              337          35,187
         2000                                                              319          34,286
         Later years                                                       743         309,230
         --------------------------------------------------------------------------------------
             Total minimum lease payments                               $2,410        $494,395
         --------------------------------------------------------------------------------------
         Less amount representing interest
             (Store premises 6.75%-10.25%, store equipment 8%-15%)       1,158
         --------------------------------------------------------------------------------------
         Present value of minimum lease obligations                      1,252
         Less current portion                                              135
         --------------------------------------------------------------------------------------
         Long-term capital lease obligations                            $1,117
         --------------------------------------------------------------------------------------
         Total minimum sublease rentals to be received
             under noncancelable subleases                                            $  3,514
         --------------------------------------------------------------------------------------

         In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 10 years and the future minimum lease payments of $11,457,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 13 years and the future minimum lease payments related to these locations total $9,574,000 (approximating $1,143,000 per year for each of the next five years).

LONG-TERM DEBT

         Long-term debt at October 1, 1995 and October 2, 1994 was as follows (in thousands):

                                                                          1995            1994
         --------------------------------------------------------------------------------------
         8.57% Term Note due $4,667 annually through May 2007        $  54,833       $  59,500
         Revolving line of credit, variable rate                        62,100          37,800
         Industrial revenue bonds, variable 63% of prime,
             due quarterly in various amounts through 2000               3,042           3,352
         5.7% Term Note due April 1996                                   2,666           2,666
         Obligations under capital leases and other                      6,574           6,249
         --------------------------------------------------------------------------------------
             Total                                                     129,215         109,567
             Less current portion                                        9,233           5,415
         --------------------------------------------------------------------------------------
             Total long-term debt                                     $119,982        $104,152
         --------------------------------------------------------------------------------------

         Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows (in thousands): 1996 - $9,098; 1997 - $7,662; 1998 - $5,130; 1999 -
         $4,990; 2000 - $4,827.





                    Ruddick Corporation 1995 Annual Report

Notes to Consolidated
Financial Statements (continued)

Ruddick Corporation and Subsidiaries


         During fiscal 1995, the Company increased its revolving line of credit with three banks to $100,000,000 ($60,000,000 fiscal 1994). During
         1995 (1994) the maximum outstanding borrowing under the revolving line of credit was $78,600,000 ($45,600,000) and the average for the 364
         (364) days outstanding was $61,817,000 ($39,417,000). The daily weighted average interest rate (a variable rate related to the current published CD rate) was 6.7% (4.8%) and a commitment fee of 1/8% (1/4%) of the unused line is charged.

         In management's opinion, the recorded amounts of the fixed rate obligations of the Company approximated their fair value at October 1, 1995, and October 2, 1994 based on borrowing rates then available to the Company for loans with similar terms and maturities.

         Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity. At October
         1, 1995, consolidated tangible net worth exceeded by $51,538,000 the balance which, under the most restrictive provisions, must be maintained through September 29, 1996. The requirement shall increase annually by 40% of consolidated net income for such year.

         Total interest expense was $10,649,000, $8,563,000, and $8,529,000 in 1995, 1994 and 1993, respectively.

CAPITAL STOCK

         The capital stock of the Company authorized at October 1, 1995 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.

         Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows (in thousands except share amounts):


                                                                    Preference-noncumulative
                                                                     $.56 convertible (1)                 Common
                                                                     Shares         Amount        Shares          Amount
         -----------------------------------------------------------------------------------------------------------------
         Balance at September 27, 1992                              104,693           $524     46,124,798         $65,486
         -----------------------------------------------------------------------------------------------------------------
             Preference conversion                                   (7,407)           (38)        59,256              38
             Shares issued under exercised stock options                  -              -        396,840           2,153
             Shares purchased and retired                                 -              -       (544,748)         (5,661)
             Tax effect of disqualifying option stocks                    -              -              -             507
         -----------------------------------------------------------------------------------------------------------------
         Balance at October 3, 1993                                  97,286           $486     46,036,146         $62,523
         -----------------------------------------------------------------------------------------------------------------
             Preference conversion                                  (95,170)          (476)       761,360             476
             Shares issued under exercised stock options                  -              -        299,330           1,684
             Shares purchased and retired                            (2,116)(1)        (10)      (744,622)         (7,370)
             Tax effect of disqualifying option stocks                    -              -              -             307
         -----------------------------------------------------------------------------------------------------------------
         Balance at October 2, 1994                                       0           $  0     46,352,214         $57,620
         -----------------------------------------------------------------------------------------------------------------
             Shares issued under exercised stock options                  -              -        704,052           3,639
             Shares purchased and retired                                 -              -       (682,600)         (6,952)
             Tax effect of disqualifying option stocks                    -              -              -             471
             Other                                                        -              -              -              38
         -----------------------------------------------------------------------------------------------------------------
         Balance at October 1, 1995                                       0           $  0     46,373,666         $54,816
         -----------------------------------------------------------------------------------------------------------------

         (1) As of May 23, 1994, the remaining 2,116 shares of $.56
         Preference stock were called for redemption. The redemption price was $10.10 per share inclusive of the pro rata dividend of $.10 per share.





                    Ruddick Corporation 1995 Annual Report

         During fiscal 1995, the Company declared a two-for-one split of the common stock effected in the form of a 100% stock dividend. All common stock and per share data included in the consolidated financial statements and footnotes have been restated to reflect the stock split.

         The 1982, 1988, and 1993 incentive stock option plans authorized options for 3,400,000 shares of common stock. The plans provide that options may be granted at 100% of the fair market value of the shares on the date of grant. At the discretion of the Company, a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of October 1, 1995, the Company may grant additional options for the purchase of 855,000 shares.

         A summary of the option transactions for the years ended October 1, 1995, October 2, 1994, and October 3, 1993, follows:

                                                                      1995                    1994                   1993
         -----------------------------------------------------------------------------------------------------------------
         Options outstanding, beginning of year                  1,364,062               1,446,992              1,753,000
         Options granted                                           124,000                 240,000                124,000
         Options exercised                                         756,878                 299,330                402,808
         Options canceled or forfeited                              34,800                  23,600                 27,200
         Options outstanding, end of year                          696,384               1,364,062              1,446,992
         Options exercisable, end of year                          403,584               1,027,262              1,164,192
         Exercise price                               $5 15/64 - $11 11/32    $5 15/64 - $11 11/32     $5 15/64 - $9 5/32
         -----------------------------------------------------------------------------------------------------------------

         On November 15, 1990, the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock, which rights expire on November 15, 2000. As a result of the July 1, 1991 and October 1, 1995, 100% stock dividends, the number of rights outstanding quadrupled. Each right entitles the holder to purchase one four-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock at $26.25, subject to further adjustment. The rights are not exercisable until 10 days after a party has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. In addition, each right would entitle the rightholder to exercise the right and receive shares of common stock of the acquiring company upon merger or other business combination having a market value of twice the exercise price of the right. Under certain circumstances after the rights become exercisable, the Board of Directors may exchange all or part of the outstanding rights at an exchange ratio of one share of common stock, or one four-hundredth of a share of Series A Junior Participating Additional Preferred Stock, per right, subject to adjustment. The rights have no voting privileges and may be redeemed by the Board of Directors at a price of $.0025 per right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.





                    Ruddick Corporation 1995 Annual Report

Notes to Consolidated
Financial Statements (continued)

Ruddick Corporation and Subsidiaries


INCOME TAXES

         Effective September 28, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect on prior years of this change in accounting principle increased fiscal 1993 net income by $3,869,000 or $.08 per share. Financial statements for prior years have not been restated.

         The provision for income taxes consisted of the following
         (in thousands):

                                                                            1995             1994             1993
         ----------------------------------------------------------------------------------------------------------
         CURRENTLY PAYABLE
             Federal                                                     $16,374          $12,253          $17,782
             State and other                                               4,150            3,329            4,044
             Foreign                                                         522              501               98
         ----------------------------------------------------------------------------------------------------------
         Total Current                                                    21,046           16,083           21,924
         ----------------------------------------------------------------------------------------------------------
         DEFERRED TAXES (CREDITS)
             Reserves not currently deductible                              (241)             182           (5,294)
             Accelerated tax depreciation                                  2,968            3,673            3,423
             Property dispositions                                          (821)            (446)          (1,073)
             Other items, net                                             (2,962)          (1,235)             480
         ----------------------------------------------------------------------------------------------------------
         Total Deferred                                                   (1,056)           2,174           (2,464)
         ----------------------------------------------------------------------------------------------------------
         Income tax expense                                              $19,990          $18,257          $19,460
         ----------------------------------------------------------------------------------------------------------

         Income from foreign operations before income taxes in fiscal 1995, 1994, and 1993 was $560,000, $1,020,000, and $1,727,000,
         respectively.

         Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

                                                                            1995             1994             1993
         ----------------------------------------------------------------------------------------------------------
         Income tax on pre-tax income at the statutory federal
             rate of 35% for 1995 and 1994, and 34.75% for 1993          $20,740          $17,524          $17,189
         Increase (decrease) attributable to:
             State and other income taxes, net of federal income
               tax benefit                                                 2,841            1,883            2,549
             Company owned life insurance                                 (3,646)          (2,020)               -
             Other items, net                                                 55              870             (278)
         ----------------------------------------------------------------------------------------------------------
                Income tax expense                                       $19,990          $18,257          $19,460
         ----------------------------------------------------------------------------------------------------------

         On August 10, 1993, the statutory federal tax rate was increased to 35% effective January 1, 1993. The effect of the higher rate on temporary differences that existed as of the first day of fiscal 1993 was approximately $800,000.

         The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at October 1, 1995, October 2, 1994 and October 3, 1993 are as follows (in thousands):

                                                                            1995             1994             1993
         ----------------------------------------------------------------------------------------------------------
         DEFERRED TAX ASSETS
             Employee benefits                                          $  6,541         $  5,959         $  5,797
             Reserves not currently deductible                             7,049            6,808            6,990
             Other                                                         3,023            1,651            1,735
         ----------------------------------------------------------------------------------------------------------
                Total deferred tax assets                               $ 16,613         $ 14,418         $ 14,522
         ----------------------------------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES
             Property, plant and equipment                              $(43,412)        $(41,266)        $(38,039)
             VEBA trust contribution                                      (1,167)          (2,098)          (2,360)
             Other capitalized costs                                      (3,272)          (4,527)          (5,556)
             Other                                                        (3,835)          (2,656)          (2,522)
         ----------------------------------------------------------------------------------------------------------
                Total deferred tax liabilities                          $(51,686)        $(50,547)        $(48,477)
         ----------------------------------------------------------------------------------------------------------





                    Ruddick Corporation 1995 Annual Report

INDUSTRY SEGMENT INFORMATION

         The Company operates primarily in four businesses: textiles - American & Efird; retail grocery (including the real estate and store development activities of Ruddick Investment Company) - Harris Teeter; business forms - Jordan Graphics; and venture capital - Ruddick Investment. Textiles - manufactures sewing thread for the apparel and other markets. Retail grocery - operates a regional chain of supermarkets. Business forms - produces and distributes a line of business forms, labels, and laser-printed graphics. Venture capital - investment manager and venture capital investor.

         Summarized information for fiscal 1995, 1994 and 1993 is as follows (in millions):

                                                                       Net Sales            Operating Profit (Loss)
                                                            1995         1994      1993     1995     1994      1993
         ------------------------------------------------------------------------------------------------------------
         BUSINESS
         SEGMENTS
         Textiles                                       $  298.0     $  277.0  $  264.8    $34.6     $26.9     $30.6
         Retail Grocery (1)                              1,711.8      1,578.9   1,412.3     43.5      38.8      30.5
         Business Forms                                     61.0         52.5      55.4       .3      (1.4)      2.0
         Venture Capital                                       -            -         -      (.5)      (.3)        -
         ------------------------------------------------------------------------------------------------------------
           Total                                        $2,070.8     $1,908.4  $1,732.5    $77.9     $64.0     $63.1
         ------------------------------------------------------------------------------------------------------------
         Net Interest Expense                                                               10.5       8.3       8.3
         Other Administrative Expense                                                        8.1       5.6       5.3
         ------------------------------------------------------------------------------------------------------------
         Income Before Taxes                                                               $59.3     $50.1     $49.5
         ------------------------------------------------------------------------------------------------------------

                                                    Identifiable                Capital
                                                 Assets at Year-end           Expenditures            Depreciation
                                                1995    1994     1993    1995     1994    1993     1995    1994     1993
         ----------------------------------------------------------------------------------------------------------------
         BUSINESS
         SEGMENTS
         Textiles                            $214.1   $206.5  $185.2   $ 16.4   $20.4    $19.4   $11.0    $10.0    $ 8.7
         Retail Grocery (2)                   437.2    365.6   343.1     81.4    46.4     33.7    29.3     26.6     24.6
         Business Forms                        25.5     28.3    27.8      1.9     1.4      2.6     1.9      2.1      2.2
         Venture Capital                        7.9      7.6     6.3        -       -        -       -        -        -
         Corporate (3)                         37.2     32.8    24.4       .3       -        -     1.2      1.3      1.5
         ----------------------------------------------------------------------------------------------------------------
           Total                             $721.9   $640.8  $586.8   $100.0   $68.2    $55.7   $43.4    $40.0    $37.0
         ----------------------------------------------------------------------------------------------------------------

         (1) In fiscal 1993, operating profit was reduced by a one-time before-tax charge of $5,264,000 for the costs associated with a marketing strategy of replacing, over the next few years, a number of smaller, less competitive Harris Teeter stores. In addition, operating profit included $1,349,000, $1,777,000, and $726,000 in
             1995, 1994 and 1993, respectively, related to store investment activities of Ruddick Investment Company.

         (2) Identifiable Assets include $19,080,000, $20,957,000 and $19,248,000 in 1995, 1994 and 1993, respectively, for investment activities of Ruddick Investment Company for the development of retail sites.

         (3) Identifiable Assets include the net cash surrender value of Company-owned life insurance.





                    Ruddick Corporation 1995 Annual Report

Notes to Consolidated
Financial Statements (continued)

Ruddick Corporation and Subsidiaries


QUARTERLY INFORMATION (UNAUDITED)

         The following table sets forth certain financial information, the high and low sales prices for the common stock and dividends declared with respect to the common and $.56 convertible preference stock (called for redemption May 23, 1994) for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of October 31, 1995, there were 1,947 holders of record of common stock.

                                                              First         Second           Third         Fourth
         (in millions, except per share data)                Quarter        Quarter         Quarter        Quarter
         -------------------------------------------------------------------------------------------------------------
         1995

         Operating Results
         Net sales                                         $508.3          $509.9          $525.8          $526.8
         Net income                                           8.3            10.3            11.3             9.4

      Net Income Per Share                                    .17             .23             .24             .20

         Dividend Per Share - Common                          .03             .04             .04             .14(1)

         Market Price Per Common Share
             High                                              10 1/4          10 11/16        10 15/16        13 7/8
             Low                                                8 1/2           9 3/8           9 5/8          10 7/16

         -------------------------------------------------------------------------------------------------------------
         1994
         -------------------------------------------------------------------------------------------------------------
         Operating Results
         Net sales                                         $464.5          $465.9          $486.6          $491.4
         Net income                                           6.3             7.4             9.3             8.8
         -------------------------------------------------------------------------------------------------------------
         Net Income Per Share                                 .13             .16             .19             .19
         -------------------------------------------------------------------------------------------------------------
         Dividend Per Share
             Common                                           .03             .04             .04             .11(1)
             Preference                                       .14             .14             .10               -
         -------------------------------------------------------------------------------------------------------------
         Market Price Per Common Share
             High                                              11 15/16        11 1/2           9 11/16        10 5/16
             Low                                               10 5/16          9 5/16          7 7/8           7 13/16
         -------------------------------------------------------------------------------------------------------------

         (1) Includes $.08 extra dividend in fiscal 1995 and fiscal 1994.

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





                    Ruddick Corporation 1995 Annual Report

         The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at October 1, 1995 and October 2, 1994 (in thousands):

                                                                                             1995             1994
         ----------------------------------------------------------------------------------------------------------
         Actuarial present value of benefit obligations:
             Vested benefits                                                              $64,984          $62,323
             Nonvested benefits                                                             2,507            2,780
         ----------------------------------------------------------------------------------------------------------
         Accumulated benefit obligations                                                   67,491           65,103
         Effect of projected future compensation levels                                    20,026           18,559
         ----------------------------------------------------------------------------------------------------------
         Projected benefit obligations                                                     87,517           83,662
         Plans' assets at fair market value                                                69,951           60,521
         ----------------------------------------------------------------------------------------------------------
         Projected benefit obligations in excess of plans' assets                         (17,566)         (23,141)
         Unrecognized net asset at September 30, 1985, net of
             amortization, being amortized over 15-20 years                                 2,330            2,724
         Unrecognized net loss due to past experience
             different from assumptions made                                              (12,234)         (17,758)
         ----------------------------------------------------------------------------------------------------------
         Unfunded accrued pension cost                                                    ($7,662)         ($8,107)
         ----------------------------------------------------------------------------------------------------------

         The plans' assets consist primarily of U.S. government securities, fixed income funds, cash equivalents and domestic equities, all managed by two banks.

         In 1995 (1994), an 8% (7.5%) weighted average discount rate and a 5% (4.75%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8% (7.5%).

         Pension expense for defined benefit plans for fiscal 1995, 1994, and 1993 included the following components (in thousands):

                                                                            1995             1994             1993
         ----------------------------------------------------------------------------------------------------------
         Benefits earned by employees                                     $3,835           $3,822           $3,444
         Interest on projected benefit obligations                         6,608            5,934            5,578
         Actual (return) loss on plan assets                              (7,134)           2,546           (4,473)
         Net amortization and deferral                                     1,873           (7,045)             194
         ----------------------------------------------------------------------------------------------------------
         Net pension expense                                              $5,182           $5,257           $4,743
         ----------------------------------------------------------------------------------------------------------

         The Company also has an Employee Stock Ownership Plan (ESOP) and a profit-sharing plan. Expenses under these plans were as follows (in thousands):

                                                                            1995             1994             1993
         ----------------------------------------------------------------------------------------------------------
         ESOP                                                             $7,651           $5,205           $6,480
         Profit-sharing                                                    1,652              866            2,124
         ----------------------------------------------------------------------------------------------------------

         The Company in the normal course of business guarantees loans relative to real estate and other investment activities of Ruddick
         Investment Company. There were no guarantees at October 1, 1995. At October 2, 1994 and October 3, 1993, the amount guaranteed totaled $3,066,000 and $4,696,000, respectively.

         The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

         See "Leases" for additional commitments and contingencies.





                    Ruddick Corporation 1995 Annual Report

Report of Independent Public Accountants

Ruddick Corporation and Subsidiaries

TO THE BOARD OF DIRECTORS OF RUDDICK CORPORATION

         We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of October 1, 1995, and October 2, 1994, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended October 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of October 1, 1995, and October 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 1995, in conformity with generally accepted accounting principles.

         As discussed in the notes to consolidated financial statements, effective as of the beginning of the fiscal year 1993, the Company changed its method of accounting for income taxes.

                                                             ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
October 26, 1995.





                    Ruddick Corporation 1995 Annual Report
                                       32