Form 10-K405, Exhibit 13
period 1996-09-29
RUDDICK CORP
filed 1996-12-20
CIK 85704

                                                                      EXHIBIT 13

ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY
Ruddick Corporation and Subsidiaries

(Dollars in thousands, except per share data)                 1996             1995             1994           1993(1)
------------------------------------------------------------------------------------------------------------------------
NET SALES
American & Efird                                          $  309,459       $  297,963       $  277,016       $  264,814
Harris Teeter                                              1,833,042        1,711,813        1,578,880        1,412,315
------------------------------------------------------------------------------------------------------------------------
         Total Net Sales                                  $2,142,501       $2,009,776       $1,855,896       $1,677,129
------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
American & Efird                                          $   34,684       $   34,614       $   26,916       $   30,551
Harris Teeter                                                 48,459           42,114           37,032           29,845
------------------------------------------------------------------------------------------------------------------------
         Total Operating Profit                           $   83,143       $   76,728       $   63,948       $   60,396
------------------------------------------------------------------------------------------------------------------------
Net Income                                                $   42,802       $   39,267       $   31,811       $   33,873
Net Income Per Share                                      $      .92       $      .84       $      .67       $      .71
Common Dividend                                           $      .26       $      .25       $      .22       $      .21
------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                      $  346,856       $  316,236       $  291,209       $  274,740
Percent Return on Beginning Equity                              13.5%            13.5%            11.6%            13.3%
Book Value Per Share                                      $     7.47       $     6.82       $     6.28       $     5.87
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
American & Efird                                          $   35,605(2)    $   16,359       $   20,416       $   19,433
Harris Teeter                                                 83,204           81,447           46,349           33,683
Corporate                                                      4,471              399               35               27
------------------------------------------------------------------------------------------------------------------------
         Total Capital Expenditures                       $  123,280       $   98,205       $   66,800       $   53,143
------------------------------------------------------------------------------------------------------------------------
Working Capital                                           $   65,134       $   73,741       $   93,387       $  103,191
Total Assets                                              $  801,702       $  715,318       $  634,599       $  580,807
Long-Term Debt - Including Current Portion                $  164,435       $  128,952       $  109,567       $  104,173
Long-Term Debt as a Percent of Capital Employed                 32.2%            29.0%            27.3%            27.5%
Number of Employees                                           20,100           19,850           18,610           17,120
Number of Beneficial Shareholders
  Including Employee/Owners                                   16,700           14,500           14,100           14,600
Common Shares Outstanding                                 46,461,290       46,373,666       46,352,214       46,036,146
------------------------------------------------------------------------------------------------------------------------

(1)  53-week year.
(2)  Includes purchase of assets of Threads USA.





12 / RUDDICK CORPORATION / 1996 Annual Report

         (1)1992           1991             1990             1989            1988(1)            1987             1986
------------------------------------------------------------------------------------------------------------------------

       $  243,324       $  208,649       $  199,115       $  190,004       $  181,733       $  146,215       $  108,268
        1,270,430        1,213,127        1,164,445        1,053,467          894,035          798,843          731,639
------------------------------------------------------------------------------------------------------------------------
       $1,513,754       $1,421,776       $1,363,560       $1,243,471       $1,075,768       $  945,058       $  839,907
------------------------------------------------------------------------------------------------------------------------

       $   28,510       $   22,589       $   18,403       $   17,732       $   17,645       $   14,193       $   11,122
           31,067           34,329           32,212           27,444           21,102           16,625            9,001
------------------------------------------------------------------------------------------------------------------------
       $   59,577       $   56,918       $   50,615       $   45,176       $   38,747       $   30,818       $   20,123
------------------------------------------------------------------------------------------------------------------------
       $   30,789       $   26,786       $   24,031       $   20,190       $   18,379       $   14,365       $   13,425
       $      .65       $      .59       $      .55       $      .47       $      .44       $      .35       $      .35
       $      .20       $      .19       $      .18       $      .16       $      .15       $      .12       $      .11
------------------------------------------------------------------------------------------------------------------------
       $  255,403       $  233,566       $  184,371       $  158,921       $  144,727       $  131,511       $  118,736
             13.2%            14.5%            15.1%            14.0%            14.0%            12.1%            12.2%
       $     5.44       $     4.98       $     4.54       $     4.07       $     3.72       $     3.38       $     3.08
------------------------------------------------------------------------------------------------------------------------

       $   16,399       $   11,417       $   15,923       $   14,742       $   17,219       $    6,930       $    4,324
           25,910           30,903           27,376           31,611           31,168           20,281           17,972
            4,039               60            2,323            2,975               81            1,619               62
------------------------------------------------------------------------------------------------------------------------
       $   46,348       $   42,380       $   45,622       $   49,328       $   48,468       $   28,830       $   22,358
------------------------------------------------------------------------------------------------------------------------
       $  105,527       $   79,640       $   74,688       $   60,724       $   52,415       $   57,704       $   42,021
       $  535,407       $  498,458       $  468,295       $  439,104       $  419,465       $  321,463       $  263,779
       $   97,280       $   83,850       $  115,266       $  115,757       $  109,332       $   67,832       $   52,935
             27.6%            26.4%            38.5%            42.1%            43.0%            34.0%            30.8%
           13,720           13,500           13,185           13,100           12,300           10,800            9,390

           12,900           11,400           11,100           11,000           10,500            9,700            8,900
       46,124,798       46,002,708       39,321,300       37,551,972       37,391,660       37,343,772       36,758,408
------------------------------------------------------------------------------------------------------------------------






                                   1996 Annual Report / RUDDICK CORPORATION / 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Ruddick Corporation and Subsidiaries

RESULTS OF OPERATIONS - FISCAL 1996 COMPARED TO FISCAL 1995

For fiscal year 1996, consolidated sales of $2.14 billion increased 6.6% over the $2.01 billion reported in fiscal 1995. Consolidated net income of $42.8 million was up 9% from the $39.3 million reported last year. On a per share basis, earnings were $.92 for fiscal 1996, an increase of 9.5% when compared to $.84 reported in fiscal 1995. Fiscal 1996 consolidated operating profit increased 8.4% led by gains at Harris Teeter.

Net income per share from continuing operations for fiscal 1996 was $.92 compared to $.84 for the prior year. The discontinued operations of the printing business segment, the assets of which were sold in January, 1996, generated no significant earnings or loss during the current fiscal year or comparable prior year.

On June 3, 1996, American & Efird completed the acquisition of certain assets of Threads USA. The assets included the plants and equipment at four manufacturing facilities in Gastonia, N.C. and the equipment at one manufacturing facility in Puerto Rico.


AMERICAN & EFIRD, INC. sales increased 4% over fiscal 1995. This sales increase was achieved during a period of poor demand for thread due to weak retail sales of apparel and home furnishings. Gradual improvement in U.S. market conditions was evidenced toward the 1996 fiscal year end. The purchase of the assets of Threads USA in the June quarter, by which A&E became the largest U.S. industrial sewing thread company, contributed $24.8 million to the sales increase although only four months of sales from this acquisition were reflected in fiscal 1996. The sales increase was primarily industrial sewing thread as consumer thread and notions sales recorded a modest decline for the year. Operating profit of $34.7 million was slightly ahead of last year. Utilizing sales from the Threads USA acquisition resulted in improved operating schedules which had a positive impact on operating profit for the year. A&E responded to the weak demand for thread by exercising tight control of inventories and operating costs while improving quality and customer service.

Significant progress has been achieved in the operational plan for integrating Threads USA into A&E, and progress was also made in reducing costs in the Threads USA facilities. A&E remains focused on integrating the Threads USA operations into those of A&E. The nature and location of product lines and facilities of the two companies are enabling A&E to combine and streamline manufacturing, reduce duplicative general and administrative expenses, and integrate a qualified, skilled workforce of Threads USA.

Sales by foreign operations comprised 18% of A&E's total sales and 7% of its operating profit. While not material to the Company's consolidated financial results, foreign sales and operating profits increased over the prior fiscal year, with all foreign subsidiaries except Canada and Costa Rica reporting improved earnings. NAFTA has stimulated growth of apparel manufacturing in Central and South America. As a result, A&E subsidiaries in Mexico, Costa Rica and the Dominican Republic are displaying growth and A&E's U.S. production has benefited from export growth. Additionally, commitments to establishing operations in China and India should strengthen A&E's position in Asia.





14 / RUDDICK CORPORATION / 1996 Annual Report

HARRIS TEETER, INC. sales in fiscal 1996 increased 7% over fiscal 1995. Sales for stores in operation in both periods were ahead 3.9% compared to 6.5% last year. Sales increases were attributable to customer acceptance of larger, new-format stores, strong feature plans, merchandising and advertising, strong holiday sales, and a 4% increase in store square footage during the year. Grocery sales were up 6% which accounted for 43% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 4% to 10% accounting for 38% of the sales increase. Operating profit showed an improvement of 15% over last year, derived mainly from higher sales volume, a favorable product mix of higher gross margin items, and continued control of ongoing operating expenses. Preopening expenses associated with aggressive new store openings and major remodels served to increase operating expenses in the year. The development of several prototypes of varying sizes permits right-sizing to specific markets, providing amenities to customers, and standardizing and reducing construction costs.

At the end of fiscal 1996, 134 stores were in operation, compared to 139 a year ago. During the year, seven smaller stores in less urban markets were sold at no significant gain or loss. Nine new larger stores were opened during the year, four of which were replacement stores, and three smaller stores were closed. Four of the stores closed in fiscal 1996 were closed under a previously announced marketing strategy for which a restructuring reserve of $5.3 million before taxes was established in fiscal 1993. Charges incurred in fiscal 1996 against this reserve were $1.5 million. A cumulative total of $3.1 million has been charged for all periods to date. The plan called for the replacement of an anticipated 12 smaller, less competitive stores with larger stores offering increased variety and drawing from a larger marketing area, with related store closings occurring through fiscal year 1996. Management anticipates that the remaining charges associated with the closed stores will be incurred through fiscal year 2000. Management expects that the effect on operating results of any fiscal year and on liquidity will not be material.


OTHER EFFECTS ON RESULTS OF OPERATIONS

During the second fiscal 1996 quarter, the Company elected to begin paying directly to its ESOP employee-shareholders the cash dividends on ESOP shares instead of accumulating such dividends within the ESOP Trust. Favorable tax treatment of the ESOP dividend pass-through under the applicable income tax statutes along with favorable tax attributes of Company owned life insurance reduced the effective income tax rate of the Company. The favorable tax attributes of COLI were significantly diminished as of January 1, 1996 as a result of recently enacted federal legislation which will phase-out interest deductions on policy loans by January 1, 1999. The tax benefits of both the COLI and the ESOP dividends are subject to the potential of adverse future tax legislation, if any.

On January 23, 1996, certain assets of Jordan Graphics, Inc. were sold to The Reynolds and Reynolds Company. The revenues of the discontinued operations for the fiscal year prior to the sale were $17.3 million. The operating results for the fiscal year were not significant. The Company retained certain land and buildings, which assets have been valued at the lower of cost or net realizable value. Substantially all the value of assets of Jordan was realized during the fiscal year by collection or sale, except for the Charlotte, N.C. plant site which is leased to Reynolds on a 10-year term. The disposition had no significant impact on the consolidated earnings or the financial condition of Ruddick. The business forms segment is reported as discontinued operations.





                                   1996 Annual Report / RUDDICK CORPORATION / 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Ruddick Corporation and Subsidiaries


Ruddick Investment Company, a subsidiary of the Company, has redefined its business. Emphasis will be on the development of selected sites for Harris Teeter stores. Venture capital investment holdings will continue to be managed but future equity investment will be limited. Due to continued growth of the American & Efird and Harris Teeter businesses, Ruddick Investment's relative size to the consolidated Company has declined. As a result, Ruddick Investment is no longer considered an operating company. Effective with the beginning of fiscal year 1996, and for all comparable periods, the Harris Teeter retail site activities of Ruddick Investment were assigned to the retail business segment for financial reporting; and other activities, to the Parent Company as "other administrative expense."


RESULTS OF OPERATIONS - FISCAL 1995 COMPARED TO FISCAL 1994

For fiscal year 1995, consolidated net sales of $2.01 billion increased 8.3% from $1.86 billion generated in fiscal 1994. Consolidated 1995 net income of $39.3 million was up 23% from the $31.8 million reported last year. On a per share basis, earnings were $.84 for fiscal 1995, an increase of 25% when compared to $.67 in fiscal 1994.

As a result of the January 23, 1996 sale of certain assets of Jordan Graphics, Inc., all financial statement categories have been restated to reflect the printing business segment as discontinued operations. Net income from continuing operations in fiscal 1995 of $39.1 million increased 20% from $32.7 million in fiscal 1994. Per share earnings from continuing operations in fiscal 1995 were $.84 compared to $.69 in fiscal 1994. Earnings per share reflect a two-for-one split of the common stock effected in the form of a 100% stock dividend in fiscal 1995. Fiscal 1995 consolidated operating profit increased 20% led by gains at both American & Efird and Harris Teeter.


AMERICAN & EFIRD, INC. sales increased 8% over fiscal 1994. Sales increases were recorded in most major domestic market segments, particularly as a result of a relatively strong apparel trade over most of the year, and in export and international markets except Canada. Thread and notion sales increased 8% and represented 98% of all sales by A&E. This sales increase resulted primarily from additional business from existing customers, greater domestic market share and growth in foreign markets. Strong sales demand allowed A&E to consistently operate on a five day or more manufacturing schedule. This generated very favorable operating efficiencies and enhanced operating profit, which increased 29% over last year. However, rising raw material prices in the last half of the year resulted in increasing pressure on margins, although cost reductions and operating efficiencies offset most of these price increases. In the fourth quarter, weak retail sales of apparel and home furnishings caused A&E's customers to drastically reduce production. As a result, thread demand abated and through the fall, sales were near or below levels of a year ago. While profits in Canada and Mexico were below the prior year, total international operating profit increased slightly.


HARRIS TEETER, INC. sales in fiscal 1995 increased 8% over fiscal 1994. Sales of stores in operation in both periods were ahead 6.5% compared to 7.5% the prior year. Same-store sales growth rates declined from the prior year as more stores passed the first anniversary of the switch to 24-hour operations. Sales increases were attributable to strong feature-oriented merchandising, additional operating





16 / RUDDICK CORPORATION / 1996 Annual Report hours and an 8.7% increase in store square footage during the year. Grocery sales were up 9%, which accounted for 53% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 2% to 14%, accounting for 31% of the sales increase. Operating profit showed improvement as increased gross profit, derived mainly from higher sales volume and a good product mix of higher gross margin items, more than offset an increase of 15% in operating expenses. Operating expenses as a percentage of sales were up less than 1.4%. Additionally, Harris Teeter's first Atlanta, Georgia store which opened in fiscal 1994 became profitable during fiscal 1995. The Columbia, South Carolina market continued to show improvement in part as a result of store remodels. Both of these markets generated increased sales and more efficient store operations.

At fiscal year end, 139 stores were in operation, the same number as the prior year. Eleven new stores were opened during fiscal 1995 replacing eleven older stores thereby closed. Seven of those stores were closed under the marketing strategy for which a restructuring reserve of $5.3 million before taxes was established in fiscal 1993. The resulting charges in 1995 were $1.5 million. A cumulative total of $1.6 million has been charged in all periods to date for nine store replacements. Harris Teeter continues to incur liability for rent expense for six of those stores. The plan calls for the replacement of an anticipated 12 smaller, less competitive stores with larger stores offering increased variety and drawing from a larger marketing area, with related store closings planned to occur through fiscal 1996. Management anticipates that on average approximately half of the charges associated with each store closing will be incurred in the year of closing and the balance within four years thereafter. Management expects that the effect on operating results in any fiscal year and on liquidity will not be material, and that capital resources will be adequate to complete such restructuring.


CAPITAL RESOURCES AND LIQUIDITY

Ruddick has an overall financial goal of earning at least a 15% return on beginning shareholders' equity. In fiscal 1996, the return on beginning equity was 13.5%, the same as in the prior year. At the same time, Ruddick seeks to limit long-term debt so as to constitute no more than 40% of capital employed, which includes long-term debt and shareholders' equity. As of the end of fiscal 1996, this percentage was 32.2%, an increase from last year's 29.0%.

The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 1996 was $100 million, and $48.6 million was outstanding at year end. The majority of the borrowings under Ruddick's revolving credit facilities were used for capital expenditures, including American & Efird's acquisition of certain assets of Threads USA. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt.

On March 1, 1996, the Company executed an unsecured $50 million 6.48% Senior Promissory Note, due March 1, 2011 with The Prudential Insurance Company of America (Prudential). Proceeds from this note were used to reduce the amount borrowed under the





                                   1996 Annual Report / RUDDICK CORPORATION / 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Ruddick Corporation and Subsidiaries


revolving lines of credit. Also on March 1, 1996, a non-committed $50 million Private Shelf Facility was executed with Prudential. Neither the Company nor Prudential is committed or required to fulfill on the terms of the Private Shelf Facility. No borrowings under this $50 million Private Shelf Facility had been undertaken as of September 29, 1996.

Working capital as of the fiscal years ended 1996, 1995 and 1994 was $65.1 million, $73.7 million and $93.4 million, respectively. Most of the $8.6 million decrease in fiscal 1996 from fiscal 1995 was the result of the disposition of the business forms segment and increases in accrued liabilities of continuing operations. The current ratio was 1.3 at September 29, 1996, and at October 1, 1995.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

In fiscal 1996, capital expenditures were $123 million, which included the purchase of certain assets of Threads USA. In fiscal 1997, capital expenditures are expected to be not more than $151 million. In order to complete the integration of Threads USA and to further modernization and expansion, American & Efird expects to spend $47 million. In the very competitive Southeast U.S. grocery market, Harris Teeter has capital expenditure plans totaling $104 million. The Harris Teeter estimate includes the fiscal 1997 opening of 14 new stores, of which five are replacements, and the closing of four stores. New store markets include one new store in Virginia, three in Atlanta, Georgia, one in Nashville, Tennessee, and four in North Carolina. Additionally, the expansion of Harris Teeter's two distribution centers to meet distribution capacity requirements for the foreseeable future is estimated to require $30 million in fiscal 1997 and $13 million in fiscal 1998. Management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.


OTHER MATTERS

During the fiscal year 1996, the Company announced to its shareholders the adoption of a Dividend Reinvestment and Stock Purchase Plan available to all shareholders of record.

The foregoing discussion contains some forward-looking statements about the Company's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

Factors that might cause actual results to differ materially from these forward-looking statements include (1) the passage of future tax legislation that could have an adverse impact on the tax benefits of the COLI and the ESOP dividends, (2) management's ability to accurately predict the adequacy of the Company's present liquidity to meet future requirements, and (3) changes in the Company's capital expenditures, new store openings and store closings.





18 / RUDDICK CORPORATION / 1996 Annual Report

CONSOLIDATED BALANCE SHEETS
Ruddick Corporation and Subsidiaries
September 29, 1996, and October 1, 1995


(Dollars in thousands)                                                                           1996             1995
------------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
Cash and Cash Equivalents                                                                     $ 21,033         $ 18,959
Accounts Receivable, Less Allowance For Doubtful
  Accounts: 1996 - $1,398; 1995 - $1,727                                                        70,809           57,906
Inventories                                                                                    183,649          177,395
Other Current Assets                                                                            22,569           32,131
Net Assets of Discontinued Operations                                                              413           13,063
------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                  298,473          299,454
------------------------------------------------------------------------------------------------------------------------
PROPERTY
Land and Buildings                                                                             109,999           96,143
Machinery and Equipment                                                                        462,102          400,708
Leasehold Improvements                                                                         113,850           92,833
Assets Under Capital Leases                                                                      1,920            1,920
------------------------------------------------------------------------------------------------------------------------
         Total, at Cost                                                                        687,871          591,604
Accumulated Depreciation and Amortization                                                      277,304          252,077
------------------------------------------------------------------------------------------------------------------------
         Property, Net                                                                         410,567          339,527
------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS
Investments                                                                                     29,841           28,729
Other Assets                                                                                    62,821           47,608
------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                         $801,702         $715,318
========================================================================================================================

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Notes Payable                                                                                 $  7,118         $  5,852
Current Portion of Long-term Debt                                                                5,247            9,192
Dividends Payable                                                                                3,252            6,491
Accounts Payable                                                                               134,780          143,537
Federal and State Income Taxes                                                                   1,945             (253)
Accrued Compensation                                                                            34,677           28,911
Accrued Interest                                                                                20,530           13,623
Other Accrued Liabilities                                                                       25,790           18,360
------------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                             233,339          225,713
------------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES
Long-term Debt                                                                                 159,188          119,760
Deferred Income Taxes                                                                           43,598           34,527
Other Liabilities                                                                               18,721           19,082
------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common Stock -- Shares Outstanding:
  1996 - 46,461,290; 1995 - 46,373,666                                                          55,599           54,816
Retained Earnings                                                                              293,654          262,921
Cumulative Translation Adjustments                                                              (2,397)          (1,501)
------------------------------------------------------------------------------------------------------------------------
         Shareholders' Equity                                                                  346,856          316,236
------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Shareholders' Equity                                           $801,702         $715,318
========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.





                                   1996 Annual Report / RUDDICK CORPORATION / 19

STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS
Ruddick Corporation and Subsidiaries
For the Fiscal Years Ended September 29, 1996, October 1, 1995, and October 2, 1994


(Dollars in thousands, except per share data)                                  1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $2,142,501       $2,009,776       $1,855,896
------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                               1,556,216        1,479,339        1,394,688
Selling, General and Administrative Expenses                                  503,142          453,709          397,260
------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                               83,143           76,728           63,948
------------------------------------------------------------------------------------------------------------------------
Net Interest Expense                                                           12,155           10,480            8,329
Other Administrative Expense                                                    9,102            7,327            4,119
------------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Taxes                                 61,886           58,921           51,500
Taxes                                                                          19,160           19,839           18,826
------------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                                              42,726           39,082           32,674
Income (Loss) From Discontinued Operations Net of Taxes                            76              185             (863)
------------------------------------------------------------------------------------------------------------------------
Net Income                                                                     42,802           39,267           31,811
Retained Earnings at Beginning of Fiscal Year                                 262,921          235,219          213,389
------------------------------------------------------------------------------------------------------------------------
         Total                                                                305,723          274,486          245,200
------------------------------------------------------------------------------------------------------------------------
Dividends:
Preference -- 1994: $.38 a share                                                   --               --               27
Common -- 1996: $.26 a share; 1995: $.25 a share;
    1994: $.22 a share                                                         12,069           11,565            9,954
------------------------------------------------------------------------------------------------------------------------
         Total Dividends                                                       12,069           11,565            9,981
------------------------------------------------------------------------------------------------------------------------
Retained Earnings at End of Fiscal Year                                    $  293,654       $  262,921       $  235,219
========================================================================================================================
Net Income Per Share:
Income From Continuing Operations                                          $      .92       $      .84       $      .69
Income (Loss) From Discontinued Operations                                         --               --             (.02)
------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                                       $      .92       $      .84       $      .67
========================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.





20 / RUDDICK CORPORATION / 1996 Annual Report

STATEMENTS OF CONSOLIDATED CASH FLOWS
Ruddick Corporation and Subsidiaries
For the Fiscal Years Ended September 29, 1996, October 1, 1995, and October 2, 1994


(Dollars in thousands)                                                          1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                                                   $ 42,802         $ 39,267          $31,811
Non-cash Items Included in Net Income
   Depreciation                                                                48,275           41,888           37,920
   Deferred Taxes                                                               6,863             (215)           2,566
   Restructuring Charge                                                        (1,512)          (1,480)             (82)
   Other, Net                                                                   2,902            5,286            3,605
Decrease (Increase) in Accounts Receivable                                    (12,903)          (2,634)          (2,999)
Decrease (Increase) in Inventories                                             (6,254)          (2,881)          (9,415)
Decrease (Increase) in Other Current Assets                                    11,466          (13,903)          (3,683)
Increase (Decrease) in Current Liabilities                                     11,874           37,860           28,958
------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                     103,513          103,188           88,681
------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Discontinued Activities                                   12,650            2,538              289
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital Expenditures                                                         (123,280)         (98,205)         (66,800)
Cash Proceeds from Sale of Property                                             4,127              126              973
COLI, Net                                                                      (9,098)          (9,345)          (8,265)
Other, Net                                                                    (10,668)           1,985           (2,693)
------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                        (138,919)        (105,439)         (76,785)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from Long-term Borrowings                                             44,950           25,777           11,400
Payments of Principal on Long-term Debt                                        (8,285)          (5,408)          (5,624)
Dividends Paid                                                                (12,069)         (11,565)          (9,981)
Other, Net                                                                        234           (4,663)          (5,841)
------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                            24,830            4,141          (10,046)
------------------------------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                                           2,074            4,428            2,139
Cash and Cash Equivalents at Beginning of Year                                 18,959           14,531           12,392
------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                     $ 21,033         $ 18,959          $14,531
------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest                                                                     $ 11,201         $ 11,357          $ 8,455
Income Taxes                                                                 $ 11,056         $ 23,959          $16,295
========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.





                                   1996 Annual Report / RUDDICK CORPORATION / 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ruddick Corporation and Subsidiaries


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned operating companies, American & Efird, Inc. and Harris Teeter, Inc., collectively referred to herein as the Company. Jordan Graphics, Inc. is included in consolidation as a discontinued business segment. All material intercompany amounts have been eliminated.


CASH EQUIVALENTS

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.


INVENTORIES

Inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out
(LIFO) method. The LIFO cost of such inventories was $19,047,000 ($19,215,000) less than the first-in, first-out (FIFO) cost method at September 29, 1996 (October 1, 1995).


PROPERTY AND DEPRECIATION

Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:

--------------------------------------------------------------------------------
         Land improvements                                         10-40 years
         Buildings                                                 10-50 years
         Machinery and equipment                                    3-20 years
--------------------------------------------------------------------------------

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 20 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income.


INVESTMENTS

The Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally, it makes loans to and equity investments in a number of emerging growth companies, as well as selected publicly traded companies. Financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $7,335,000 and $7,690,000 held for investment approximated their aggregate fair values at September 29, 1996 and October 1, 1995, respectively.





22 / RUDDICK CORPORATION / 1996 Annual Report

OTHER ASSETS

Other assets include cash surrender value of Company owned life insurance
(COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $18,564,000 in 1996, $12,845,000 in 1995 and $5,761,000 in 1994, is included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights, are being amortized over 10-15 years.


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


PER SHARE AMOUNTS

Primary and fully diluted net income per share amounts were determined based on the weighted average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The weighted average primary shares outstanding were 46,618,950 in 1996, 46,536,346 in 1995 and 47,193,122 in 1994. Common stock equivalents had no material effect on the per share amounts in 1996, 1995 and 1994.


DISCONTINUED OPERATIONS

On January 23, 1996, the assets of the business forms segment were sold under a plan of disposition established during the first fiscal quarter of 1996. The Company retained certain land and buildings, which assets have been valued at the lower of cost or net realizable value. The revenues of the discontinued operation were $17,293,000 (16 weeks), $60,991,000, and $52,541,000 in fiscal
1996, 1995 and 1994, respectively. Operating profits (losses) were $123,000, $336,000 and ($1,432,000) for the same respective periods.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.





                                   1996 Annual Report / RUDDICK CORPORATION / 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ruddick Corporation and Subsidiaries


RECLASSIFICATIONS

To conform with classifications adopted in the current year, the financial statements for prior years reflect certain reclassifications, which have no effect on net income.


LEASES

The Company leases certain equipment under agreements expiring during the next six years. Harris Teeter leases most of its stores under leases that expire during the next 22 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 11 years. Rent expenses were as follows:

(In thousands)                                                 1996             1995             1994
-------------------------------------------------------------------------------------------------------
Operating Leases:
Minimum                                                      $43,282          $36,111          $33,923
Contingent                                                     1,175            1,277              971
-------------------------------------------------------------------------------------------------------
Total                                                        $44,457          $37,388          $34,894
-------------------------------------------------------------------------------------------------------

Future minimum lease commitments at September 29, 1996 (excluding leases assigned or expected to be assigned - see below) were as follows:

                                                                                       CAPITAL        OPERATING
(In thousands)                                                                          LEASES         LEASES
----------------------------------------------------------------------------------------------------------------
1997                                                                                    $  268         $ 46,427
1998                                                                                       268           44,904
1999                                                                                       268           42,774
2000                                                                                       268           41,284
2001                                                                                       268           39,106
Later years                                                                                476          395,558
----------------------------------------------------------------------------------------------------------------
       Total minimum lease payments                                                     $1,816         $610,053
----------------------------------------------------------------------------------------------------------------
Less amount representing interest
  (Store premises, 6.75%-10.25%, store equipment, 8%-15%)                                  921
----------------------------------------------------------------------------------------------------------------
Present value of minimum lease obligations                                                 895
Less current portion                                                                        93
----------------------------------------------------------------------------------------------------------------
Long-term capital lease obligations                                                     $  802
----------------------------------------------------------------------------------------------------------------
       Total minimum sublease rentals to be received under noncancelable subleases                     $  2,842
----------------------------------------------------------------------------------------------------------------

In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 13 years, and the future minimum lease payments of $13,819,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 16 years, and the future minimum lease payments related to these locations total $19,686,000 (approximating $2,175,000 per year for each of the next five years).





24 / RUDDICK CORPORATION / 1996 Annual Report

LONG-TERM DEBT

Long-term debt at September 29, 1996 and October 1, 1995 was as follows:

(In thousands)                                                                                  1996             1995
------------------------------------------------------------------------------------------------------------------------
8.57% Term Note due $1,167 quarterly through May 2007                                         $ 50,167         $ 54,833
6.48% Senior Note due March 2011                                                                50,000               --
Revolving line of credit, variable rate, due February 2001                                      48,600           62,100
5.7% Term Note due April 1996 - Repaid in l996                                                      --            2,666
Industrial revenue bond, variable rate, due November 2000                                        2,500            2,500
Industrial revenue bond due August 1997 - Repaid in l996                                            --              542
Obligations under capital leases and other                                                      13,168            6,311
------------------------------------------------------------------------------------------------------------------------
       Total                                                                                   164,435          128,952
       Less current portion                                                                      5,247            9,192
------------------------------------------------------------------------------------------------------------------------
       Total long-term debt                                                                   $159,188         $119,760
------------------------------------------------------------------------------------------------------------------------

Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows: 1997 - $5,152,000; 1998 - $7,429,000; 1999 - $5,116,000; 2000 - $4,962,000; 2001 - $7,327,000.
Additionally, in fiscal 2001 the revolving line of credit ($48,600,000 as of September 29, 1996) would mature; however, management expects to obtain the one-year extension of term upon receipt of the mutual consent of lenders under the "evergreen" provisions of the loan agreement.

During fiscal 1995, the Company increased its revolving line of credit with three banks to $100,000,000. During 1996 (l995) the maximum outstanding borrowing under the revolving line of credit was $100,000,000 ($78,600,000) and the average for the 364 days outstanding was $70,562,000 ($61,817,000). The daily weighted average interest rate (a variable rate related to the current published CD rate) was 5.9% (6.7%) and a commitment fee of 1/8% of the unused line is charged.

During fiscal 1996, the Company executed an unsecured $50,000,000 6.48% Senior Promissory Note, due March 1, 2011, with a major insurance company. Proceeds from the Note were used to reduce the amount borrowed under the revolving line of credit. At the same time, a non-committed $50,000,000 Private Shelf Facility was executed with the same insurance company. As of September 29, 1996, no commitments had been initiated under the Private Shelf Facility.

In management's opinion, the recorded amounts of the fixed rate obligations of the Company approximate their fair value at September 29, 1996 and October 1, 1995 based on borrowing rates then available to the Company for loans with similar terms and maturities.

Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity. At September 29, 1996, consolidated tangible net worth exceeded by $58,578,000 the balance which, under the most restrictive provisions, must be maintained through September 28, 1997. The requirement shall increase annually by 40% of consolidated net income for such year.

Total interest expense on long-term debt was $12,748,000, $10,649,000 and $8,563,000 in 1996, 1995 and 1994, respectively.





                                   1996 Annual Report / RUDDICK CORPORATION / 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ruddick Corporation and Subsidiaries


CAPITAL STOCK

The capital stock of the Company authorized at September 29, 1996 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.

Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows:

                                                              PREFERENCE-NONCUMULATIVE
                                                                $.56 CONVERTIBLE (1)                   COMMON

(In thousands except share amounts)                           Shares            Amount        Shares            Amount
------------------------------------------------------------------------------------------------------------------------
Balance at October 3, 1993                                    97,286             $486       46,036,146          $62,523
------------------------------------------------------------------------------------------------------------------------
   Preference conversion                                     (95,170)            (476)         761,360              476
   Shares issued under exercised stock options                    --               --          299,330            1,684
   Shares purchased and retired                               (2,116)(1)          (10)        (744,622)          (7,370)
   Tax effect of disqualifying option stocks                      --               --               --              307
------------------------------------------------------------------------------------------------------------------------
Balance at October 2, 1994                                         0             $  0       46,352,214          $57,620
------------------------------------------------------------------------------------------------------------------------
   Shares issued under exercised stock options                    --               --          704,052            3,639
   Shares purchased and retired                                   --               --         (682,600)          (6,952)
   Tax effect of disqualifying option stocks                      --               --               --              471
   Other                                                          --               --               --               38
------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1995                                         0             $  0       46,373,666          $54,816
------------------------------------------------------------------------------------------------------------------------
   Shares issued under exercised stock options                    --               --           94,424              661
   Tax effect of disqualifying option stocks                      --               --               --              117
   Other                                                          --               --           (6,800)               5
------------------------------------------------------------------------------------------------------------------------
Balance at September 29, 1996                                      0             $  0       46,461,290          $55,599
------------------------------------------------------------------------------------------------------------------------

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

The 1982, 1988, 1993 and 1995 incentive stock option plans authorized options for 4,000,000 shares of common stock. The plans provide that options may be granted at 100% of the fair market value of the shares on the date of grant. At the discretion of the Company, a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of September 29, 1996, the Company may grant additional options for the purchase of 936,600 shares.





26 / RUDDICK CORPORATION / 1996 Annual Report

A summary of the option transactions for the years ended September 29, 1996, October 1, 1995 and October 2, 1994 follows:

                                                              1996                      1995                     1994
-----------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year                       696,384                 1,364,062                1,446,992
Options granted                                              573,000                   124,000                  240,000
Options exercised                                             97,600                   756,878                  299,330
Options canceled or forfeited                                 56,000                    34,800                   23,600
Options outstanding, end of year                           1,115,784                   696,384                1,364,062
Options exercisable, end of year                             297,984                   403,584                1,027,262
Exercise price                                  $5 15/64 - $11 15/16      $5 15/64 - $11 11/32     $5 15/64 - $11 11/32

One preferred share purchase right is attached to each outstanding share of common stock, which rights expire on November 15, 2000. Each right entitles the holder to purchase one four-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock at $26.25. The rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial portion of the Company's common stock. If certain additional events then occur, each right would entitle the rightholder to acquire common stock of the Company, or in some cases of an acquiring entity, having a value equal to twice the exercise price. Under certain circumstances, the Board of Directors may exchange all or part of the outstanding rights at an exchange ratio per right of one share of common stock, or one four-hundredth of a share of Series A Junior Participating Additional Preferred Stock, or may redeem each right at a price of $.0025. There are 200,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise.

INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)                                                                  1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
CURRENT
Federal                                                                       $10,509          $15,844          $12,990
State and other                                                                 2,486            3,983            3,599
------------------------------------------------------------------------------------------------------------------------
                                                                               12,995           19,827           16,589
------------------------------------------------------------------------------------------------------------------------
DEFERRED
Federal                                                                         5,196             (151)           2,134
State and other                                                                   969              163              103
------------------------------------------------------------------------------------------------------------------------
                                                                                6,165               12            2,237
------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                    $19,160          $19,839          $18,826
------------------------------------------------------------------------------------------------------------------------

Income from foreign operations before income taxes in fiscal 1996, 1995 and 1994 was $1,390,000, $560,000 and $1,020,000, respectively.





                                   1996 Annual Report / RUDDICK CORPORATION / 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ruddick Corporation and Subsidiaries


Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows:

(In thousands)                                                                  1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
Income tax on pre-tax income at the statutory federal rate of 35%             $21,660          $20,622          $18,025
Increase (decrease) attributable to:
State and other income taxes, net of federal income tax benefit                 1,802            2,826            1,959
Company owned life insurance                                                   (4,261)          (3,646)          (2,020)
Other items, net                                                                  (41)              37              862
------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                            $19,160          $19,839          $18,826
------------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at September 29, 1996 and October 1, 1995 are as follows:

(In thousands)                                                                                   1996             1995
------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Employee benefits                                                                             $  6,215         $  6,129
Reserves not currently deductible                                                                6,426            6,649
Other                                                                                            1,835            3,011
------------------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                                            $ 14,476         $ 15,789
------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment$(46,996)$(41,884)
Other capitalized costs                                                                         (3,094)          (3,272)
Other                                                                                           (6,134)          (6,216)
------------------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                                       $(56,224)        $(51,372)
------------------------------------------------------------------------------------------------------------------------





28 / RUDDICK CORPORATION / 1996 Annual Report

INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: textiles - American & Efird, and retail grocery (including the real estate and store development activities of the Company ) - Harris Teeter. American & Efird manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets.

Summarized information for fiscal 1996, 1995 and 1994 is as follows:

                                                                              RETAIL
(in millions)                                                TEXTILES       GROCERY(1)      CORPORATE(2)    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------------------------------------------------
Net Sales                                                     $309.5         $1,833.0                          $2,142.5
------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                    93.9            492.4                             586.3
------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                34.7             48.4                              83.1
------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year-End                                   $263.5         $  476.9            $61.3         $  801.7
Depreciation and Amortization                                   11.8             35.2              1.3             48.3
Capital Expenditures                                            35.6(3)          83.2              4.5            123.3

1995
------------------------------------------------------------------------------------------------------------------------
Net Sales                                                     $298.0         $1,711.8                          $2,009.8
------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                    87.4            443.0                             530.4
------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                34.6             42.1                              76.7
------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year-End                                   $214.1         $  437.2            $64.0         $  715.3
Depreciation and Amortization                                   11.0             29.3              1.6             41.9
Capital Expenditures                                            16.4             81.4               .4             98.2

1994
------------------------------------------------------------------------------------------------------------------------
Net Sales                                                     $277.0         $1,578.9                          $1,855.9
------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                    77.7            383.5                             461.2
------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                26.9             37.0                              63.9
------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year-End                                   $206.5         $  365.6            $62.5         $  634.6
Depreciation and Amortization                                   10.0             26.6              1.3             37.9
Capital Expenditures                                            20.4             46.4               --             66.8
------------------------------------------------------------------------------------------------------------------------

(1) Retail Grocery Assets Employed include $22,131,000, $19,080,000 and $20,957,000 in 1996, 1995 and 1994, respectively, related to store investment activities of the Company for the development of retail sites.
(2) Corporate Assets Employed include the net cash surrender value of Company owned life insurance and the net assets of discontinued operations.
(3)  Includes the purchase of certain assets of Threads USA.





                                   1996 Annual Report / RUDDICK CORPORATION / 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ruddick Corporation and Subsidiaries


QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of September 29, 1996, there were 1,943 holders of record of common stock.

                                                                FIRST         SECOND          THIRD         FOURTH
(In millions, except per share data)                           QUARTER        QUARTER        QUARTER        QUARTER
1996
------------------------------------------------------------------------------------------------------------------------
Operating Results
Net Sales                                                       $529.7         $522.3         $532.6         $557.9
Net Income                                                         8.1            9.5           13.6           11.6
Net Income Per Share                                               .17            .21            .29            .25
Dividend Per Share - Common                                        .06            .06            .07            .07
Market Price Per Common Share
      High                                                          14 1/8         13 1/4         15 1/4         14
      Low                                                            9 5/8         10 5/8         12 1/4         11 1/4

1995
------------------------------------------------------------------------------------------------------------------------
Operating Results
Net Sales                                                       $493.6         $493.8         $510.2         $512.2
Net Income                                                         8.3           10.3           11.3            9.4
Net Income Per Share                                               .17            .23            .24            .20
Dividend Per Share - Common                                        .03            .04            .04            .14(1)
Market Price Per Common Share
      High                                                          10 1/4         10 11/16       10 15/16       13 7/8
      Low                                                            8 1/2          9 3/8          9 5/8         10 7/16

(1) Includes $.08 extra dividend in fiscal 1995.



COMMITMENTS AND CONTINGENCIES

Substantially all domestic full-time employees of the Company and its subsidiaries participate in non-contributory, defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy is to contribute annually the minimum amount required by regulatory authorities.





30 / RUDDICK CORPORATION / 1996 Annual Report

The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at September 29, 1996 and October 1, 1995:

(In thousands)                                                                                   1996             1995
------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefits                                                                               $ 71,585          $64,984
Non-vested benefits                                                                              2,934            2,507
------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                                 74,519           67,491
Effect of projected future compensation levels                                                  19,612           20,026
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations                                                                   94,131           87,517
Plans' assets at fair market value                                                              72,642           69,951
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plans' assets                                       (21,489)         (17,566)
Unrecognized net asset at September 30, 1985,
   net of amortization, being amortized over 15-20 years                                         1,935            2,330
Unrecognized net loss due to past experience
   different from assumptions made                                                             (12,412)         (12,234)
------------------------------------------------------------------------------------------------------------------------
Unfunded accrued pension cost                                                                 $(11,012)         $(7,662)
------------------------------------------------------------------------------------------------------------------------


The plans' assets consist primarily of U. S. government securities, corporate bonds, cash equivalents and domestic equities, all managed by two banks. The contribution payable was $ 6,986,000 and $ 2,039,000 at September 29, 1996 and October 1, 1995, respectively.

In 1996 and 1995, an 8% weighted average discount rate and a 5% rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8% for both years.

Pension expense for defined benefit plans for fiscal 1996, 1995 and 1994 included the following components:

(In thousands)                                                                  1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
Benefits earned by employees                                                   $4,033           $3,835           $3,822
Interest on projected benefit obligations                                       7,135            6,608            5,934
Actual return on plan assets                                                   (4,635)          (7,134)           2,546
Net amortization and deferral                                                  (1,143)           1,873           (7,045)
------------------------------------------------------------------------------------------------------------------------
Net pension expense                                                            $5,390           $5,182           $5,257
------------------------------------------------------------------------------------------------------------------------

The Company also has an Employee Stock Ownership Plan (ESOP) and a profit-sharing plan. Expenses under these plans were as follows:

(In thousands)                                                                  1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
ESOP                                                                           $7,866           $7,651           $5,205
Profit-sharing                                                                  1,699            1,652              866
------------------------------------------------------------------------------------------------------------------------

The Company is involved in various lawsuits and environmental matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.


See "Leases" for additional commitments and contingencies.





                                   1996 Annual Report / RUDDICK CORPORATION / 31

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Ruddick Corporation and Subsidiaries



To the Board of Directors of Ruddick Corporation


We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of September 29, 1996, and October 1, 1995, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of September 29, 1996, and October 1, 1995, and the results of their operations and their cash flows for each of three years in the period ended September 29, 1996, in conformity with generally accepted accounting principles.




                                                             ARTHUR ANDERSEN LLP


Charlotte, North Carolina,
October 24, 1996.





32 / RUDDICK CORPORATION / 1996 Annual Report