Form 10-K, Exhibit 13
period 1997-09-28
RUDDICK CORP
filed 1997-12-18
CIK 85704

                                                                    EXHIBIT 13

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - FISCAL 1997 COMPARED
TO FISCAL 1996

For fiscal year 1997, consolidated sales of $2.3 billion increased 7.4% over the $2.14 billion reported in fiscal 1996. Consolidated net income of $47.7 million was up 11.5% from the $42.8 million reported last year. On a per share basis, earnings were $1.02 for fiscal 1997, an increase of 10.9% when compared to $.92 reported in fiscal 1996. Fiscal 1997 consolidated operating profit increased 14.1% due to record profitability at American & Efird.

      In fiscal 1997, the 11.5% increase in net income was achieved despite a rise in the Company's effective income tax rate to 33% (31% in 1996), driven by a combination of reduced tax benefits from Company owned life insurance ("COLI") and higher relative pre-tax income from operations. The favorable tax attributes of COLI will continue to diminish as a result of 1996 federal tax legislation which will phase out policy interest deductions by 1999.

HARRIS TEETER, INC. Sales advanced by 5% in fiscal 1997. In the supermarket industry environment, where intense competition shows no signs of abating, Harris Teeter sales for stores in operation in both periods were marginally ahead by 0.1% in fiscal 1997, compared to 3.9% in fiscal 1996. Sales increases were primarily due to an 8% expansion in store square footage over the course of the year, increased advertising and promotion and the successful system-wide rollout of the new customer loyalty card (the VIC Card) introduced in 1996. Grocery sales grew by 4% and accounted for 36% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 4% to 10% and accounted for 44% of the sales increase. Operating profit fell by 6% to $45.7 million in fiscal 1997, primarily as a result of expenses related to the opening of a record number of new stores, as well as several major store remodels during the year and higher fixed costs associated with those stores. These costs were partially offset by greater sales volume and a favorable product mix of higher margin items.

      At the end of fiscal 1997, 138 stores were in operation, compared to 134 a year ago. During the year, thirteen new stores were opened, five of which were replacements, and four additional, less profitable stores were sold or closed. During fiscal 1997, charges to a $5.3 million reserve established in 1993 for the closing of specified stores to be replaced, which stores have been closed, totaled $1.3 million, for a cumulative total of $4.4 million for all periods to date.

AMERICAN & EFIRD, INC. Sales increased 19% over fiscal 1996.
This sales growth was primarily due to the inclusion of a full year's sales from the June 1996 acquisition of certain assets of Threads USA, moderate additions to business with existing U.S. customers and an increase in foreign sales. Further, sales growth was driven by good market conditions in most major industries served by A&E, while during the prior year relative weakness in thread sales was primarily related to weak apparel sales at retail. Sales increases were primarily in industrial sewing thread, and consumer thread and notions sales declined modestly. A&E believes that its ability to meet the increasing demands of its customers for top-quality, high-performance industrial thread in both the apparel and home furnishings markets provides an opportunity for future growth. Operating profit advanced by 42% to $49.1 million in fiscal 1997 compared to $34.7 million in the prior year. Operating profit was positively impacted by additional sales volume and the successful integration of the Threads USA business into existing facilities, which resulted in improved operating efficiency, by the renovation and upgrading of a Threads USA manufacturing facility and by the improved performance in a number of foreign operations.

      The integration of Threads USA is near completion, including the consolidation of manufacturing and administrative operations, customer conversion and sales force reorganization. A new customer support center is also planned, and construction is expected to begin by early 1998.

      Sales by foreign operations made up 20% of A&E's total sales and 14% of its operating profit. While foreign sales and profits were not material to the Company's consolidated results of operations, they continued to build significantly. NAFTA and the Caribbean Basin Initiative continued to drive strong performances in Mexico and the Caribbean, due to the growth of apparel manufacturing in Central and South America. The A&E majority-owned joint venture in China also evidenced strong growth, and export sales continued to expand. Slightly offsetting such improvements were weak financial results in the Korean and Malaysian operations, due to poor economic conditions and currency devaluation. Lastly, A&E has begun the process of establishing operations in India.

RESULTS OF OPERATIONS - FISCAL 1996 COMPARED
TO FISCAL 1995

For fiscal year 1996, consolidated sales of $2.14 billion increased 6.6% over the $2.01 billion reported in fiscal 1995.

Consolidated net income of $42.8 million was up 9% from the $39.3 million reported in fiscal 1995. On a per share basis, earnings from continuing operations were $.92 for fiscal 1996, an increase of 9.5% when compared to $.84 reported in fiscal 1995. The discontinued operations of the printing business segment, the assets of which were sold in January 1996, generated no significant earnings or loss during either fiscal year. Fiscal 1996 consolidated operating profit increased 8.4%, led by gains at Harris Teeter.

      On June 3, 1996, American & Efird completed the acquisition of certain assets of Threads USA. The assets included the plants and equipment at four manufacturing facilities in Gastonia, N.C. and the equipment at one manufacturing facility in Puerto Rico.

HARRIS TEETER, INC. Sales in fiscal 1996 increased 7% over fiscal 1995. Sales for stores in operation in both periods were ahead 3.9% compared to 6.5% in 1995. Sales increases were attributable to customer acceptance of larger, new-format stores, strong feature plans, merchandising and advertising, strong holiday sales and a 4% increase in store square footage during fiscal 1996. Grocery sales were up 6%, which accounted for 43% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 4% to 10% and accounted for 38% of the sales increase. Operating profit showed an improvement of 15% over 1995, derived mainly from higher sales volume, a favorable product mix of higher gross margin items and continued control of ongoing operating expenses. Pre-opening expenses associated with aggressive new store openings and major remodels served to increase operating expenses in the year. Several store prototypes of varying sizes were developed in 1996 in an effort to enable efficient store sizing to specific markets, amenities to customers and standardized, reduced construction costs.

      At the end of fiscal 1996, 134 stores were in operation, compared to 139 in 1995. During fiscal 1996, seven smaller stores in less urban markets were sold at no significant gain or loss. Nine new larger stores were opened during the year, four of which were replacement stores, and three additional smaller stores were closed. Four of the stores closed in fiscal 1996 were closed under a previously announced marketing strategy and related plan to replace a finite number of smaller, less competitive stores in specified markets with larger stores. A reserve of $5.3 million was established in fiscal 1993 for the direct costs of these future store closings. Charges incurred in fiscal 1996 were $1.5 million and cumulatively, $3.1 million. The closings were substantially completed by 1996 year end, except for the payment of future rents. Management anticipates that the remaining charges to be incurred, primarily closed store rents, will not materially effect the Company's operating results or its financial position.

AMERICAN & EFIRD, INC. Sales increased 4% over fiscal 1995. This increase was achieved during a period of poor demand for thread due to weak retail sales of apparel and home furnishings. Gradual improvement in U.S. market conditions was evidenced toward the 1996 fiscal year end. The purchase of the assets of Threads USA in the June quarter, by which A&E became the largest U.S. industrial sewing thread company, contributed $24.8 million to the sales increase although only four months of sales from this acquisition were reflected in fiscal 1996. The sales increase was primarily due to industrial sewing thread sales as consumer thread and notions sales recorded a modest decline for the year. Operating profit of $34.7 million was slightly ahead of 1995. Utilizing sales from the Threads USA acquisition resulted in improved operating schedules, which had a positive impact on operating profit for the year. A&E responded to the weak domestic demand for thread by exercising tight control of inventories and operating costs while improving quality and customer service.

      Significant progress was achieved towards integrating Threads USA into A&E and reducing costs in the Threads USA facilities. As of the 1996 fiscal year end, A&E was continuing the process of integrating the Threads USA operations into its own. The nature and location of product lines and facilities of the two companies were enabling A&E to combine and streamline manufacturing, reduce duplicative general and administrative expenses and integrate the qualified, skilled workforce of Threads USA.

      Sales by foreign operations comprised 18% of A&E's total sales and 7% of its operating profit. While not material to the Company's consolidated financial results, foreign sales and operating profits increased over the 1995 fiscal year, with all foreign subsidiaries except Canada and Costa Rica reporting improved earnings. NAFTA had stimulated growth of apparel manufacturing in Central and South America. As a result, A&E subsidiaries in Mexico, Costa Rica and the Dominican Republic displayed growth, and A&E's U.S. production benefited from export growth. Additionally, A&E announced commitments to establish future operations in China and India to enhance its position in Asia.

OTHER EFFECTS ON RESULTS OF OPERATIONS

During the second fiscal 1996 quarter, the Company elected to begin paying directly to its ESOP employee-shareholders the cash dividends on ESOP shares. Favorable tax treatment of the ESOP dividend pass-through under the applicable income tax statutes along with favorable tax attributes of COLI reduced the effective income tax rate of the Company. The favorable tax attributes of COLI, however, were significantly diminished as of January 1, 1996 as a result of federal legislation which will phase out interest deductions on policy loans by January 1, 1999.

      On January 23, 1996, certain assets of Jordan Graphics, Inc., a subsidiary of the Company, were sold to The Reynolds and Reynolds Company. The revenues of the discontinued operations for the fiscal year prior to the sale were $17.3 million. The operating results for fiscal years 1996 and 1995 were not significant. Substantially all the value of assets of Jordan was realized during fiscal year 1996 by collection or sale. The disposition had no significant impact on the consolidated earnings or the financial condition of the Company. The business forms segment was reported as discontinued operations.

      In fiscal 1996, Ruddick Investment Company, a subsidiary of the Company, redefined its business, with major emphasis on the development of selected sites for Harris Teeter stores. Venture capital investment holdings continue to be managed but future equity investment will be limited. Due to continued growth of the American & Efird and Harris Teeter businesses, Ruddick Investment's relative size to the consolidated Company had declined. As a result, Ruddick Investment is no longer considered an operating company. Effective with the beginning of fiscal year 1996, and for all comparable periods, the Harris Teeter retail site activities of Ruddick Investment are assigned to the retail business segment for financial reporting; and other activities, to the Parent Company as "other administrative expense."

CAPITAL RESOURCES AND LIQUIDITY

Ruddick Corporation is a holding company which, through its wholly-owned subsidiaries, American & Efird, Inc. and Harris Teeter, Inc., is engaged in the primary businesses of industrial sewing thread manufacture and distribution, and regional supermarket operations, respectively. Ruddick has no material independent operations, nor material assets, other than the investments in its operating subsidiaries. Ruddick provides a variety of services to its subsidiaries and is dependent upon income and upstream dividends from its subsidiaries. There exist no material restrictions on such dividends, which are determined as a percentage of net income of each subsidiary.

      The Company strives to achieve a goal of earning a 15% return on beginning shareholders' equity. In fiscal 1997, the return on beginning equity was 13.8%, compared to 13.5% in the prior year. At the same time, the Company seeks to limit long-term debt such that it constitutes no more than 40% of capital employed, which includes long-term debt and shareholders' equity. As of the end of fiscal 1997, this percentage was 33.1%, a slight increase from last year's 32.2%.

      The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 1997 was $100 million, and $33.9 million was outstanding at year end. The majority of the borrowings under Ruddick's revolving credit facilities were used for capital expenditures. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt.

      On April 15, 1997, the Company executed unsecured 7.72% Senior Notes in the amount of $50 million, due April 15, 2017, and an additional uncommitted $50 million Private Shelf Facility with a major insurance company. Subsequently, on July 15, 1997, the Company executed unsecured 7.55% Senior Notes in the amount of $50 million due July 15, 2017, under the Private Shelf Facility. Proceeds from these notes were used to repay an 8.57% Term Note and reduce the amount borrowed under the revolving lines of credit, which borrowings and term debt had been primarily undertaken for capital expenditures. Under a separate Private Shelf Facility with the same major insurance company dated March 1, 1996, the Company has uncommitted capacity to borrow an additional $50 million.

      Working capital as of the fiscal years ended 1997, 1996 and 1995 was $88.9 million, $65.1 million and $73.7 million, respectively. The increase of $23.8 million in fiscal 1997 was primarily due to higher inventories and accounts receivable related to the expansion of A&E's domestic and international sales and due to higher pre-paid assets at Harris Teeter. The current ratio was 1.4 at September 28, 1997 and 1.3 at September 29, 1996.

      Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The Company remains well within such covenants. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

      In fiscal 1997, capital expenditures were $115.3 million. In fiscal 1998, capital expenditures are expected to be not more than $132 million. In order to complete the integration of Threads USA and for further modernization and expansion, American & Efird expects to spend $39 million. In the very competitive southeastern U.S. grocery market, Harris Teeter has capital expenditure plans totaling $93 million. The Harris Teeter estimates include the fiscal 1998 opening of 12 new stores, one of which is a replacement, and three additional stores are expected to be closed. New store locations include three in Virginia, two in Atlanta, Georgia, one in Nashville, Tennessee, five in North Carolina and one in Jacksonville, Florida, a new market for Harris Teeter and its sixth state. The expansion that began in 1997 of Harris Teeter's two distribution centers is expected to be completed in 1998. The total cost of the project is still estimated at $40 to $45 million and Harris Teeter anticipates spending approximately $25 million in fiscal 1998. Management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.

OTHER MATTERS

The Company has several initiatives underway for the improvement of information systems, including the modification or conversion of Company computer systems to provide for proper functioning beyond calendar year 1999. It is anticipated that substantially all of these Year 2000 costs will be incurred during fiscal 1998 and 1999. The Company expects to complete its Year 2000 cost estimates by mid-1998. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. Management believes that resources are available to complete the modification and conversion and that its costs will not materially effect the Company's operating results or financial condition. Management believes that the Year 2000 compliance will be completed well before the end of fiscal year 1999. It must be recognized, however, that failure to do so could have a material adverse effect on the Company's future results of operations.

      During fiscal year 1996, the Company announced to its shareholders the adoption of a Dividend Reinvestment and Stock Purchase Plan available to all shareholders of record.

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

      Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include the following:

- generally adverse economic and industry conditions, including a decline in consumer demand for apparel products or significant changes in consumer food preferences or eating habits,

- changes in the competitive environment, including increased competition in the Company's primary geographic markets, the entry of new competitors and consolidation in the supermarket industry,

- economic or political changes in the countries in which the Company operates or adverse trade regulations,

- the passage of future tax legislation, if any, that could have an adverse impact on the tax benefits of the ESOP dividends and COLI,

- management's ability to accurately predict the adequacy of the Company's present liquidity to meet future requirements,

- changes in the Company's capital expenditures, new store openings and store closings, and

- non-availability of resources for the Company, or its suppliers and customers, to complete their respective Year 2000 compliance effectively.

CONSOLIDATED BALANCE SHEETS

                                                                                   September 28          September 29
(Dollars in thousands                                                                  1997                   1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents                                                          $   17,150             $  21,033
Accounts Receivable, Less Allowance For Doubtful
     Accounts: 1997 - $2,005; 1996 - $1,398                                            77,852                70,809
Inventories                                                                           196,049               183,649
Other Current Assets                                                                   32,249                22,569
Net Assets of Discontinued Operations                                                      --                   413
---------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                             323,300               298,473
---------------------------------------------------------------------------------------------------------------------------
PROPERTY
Land and Buildings                                                                    127,600               109,999
Machinery and Equipment                                                               522,627               462,102
Leasehold Improvements                                                                130,078               113,850
Assets Under Capital Leases                                                             1,920                 1,920
---------------------------------------------------------------------------------------------------------------------------
     Total, at Cost                                                                   782,225               687,871
Accumulated Depreciation and Amortization                                             315,666               277,304
---------------------------------------------------------------------------------------------------------------------------
     Property, Net                                                                    466,559               410,567
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS
Investments                                                                            27,529                29,841
Other Assets                                                                           67,855                62,821
---------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                  $  885,243             $ 801,702
===========================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes Payable                                                                      $    8,100             $   7,118
Current Portion of Long-term Debt                                                         575                 5,247
Dividends Payable                                                                       3,727                 3,252
Accounts Payable                                                                      139,085               134,780
Federal and State Income Taxes                                                          5,758                 1,945
Accrued Compensation                                                                   28,349                34,677
Accrued Interest                                                                       21,217                20,530
Other Accrued Liabilities                                                              27,596                25,790
---------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                        234,407               233,339
---------------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES
Long-term Debt                                                                        189,919               159,188
Deferred Income Taxes                                                                  52,447                43,598
Other Liabilities                                                                      23,376                18,721
Minority Interest                                                                       4,587                    --
---------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common Stock - Shares Outstanding:
     1997 - 46,599,301; 1996 - 46,461,290                                              56,779                55,599
Retained Earnings                                                                     326,488               293,654
Cumulative Translation Adjustments                                                     (2,760)               (2,397)
---------------------------------------------------------------------------------------------------------------------------
     Shareholders' Equity                                                             380,507               346,856
---------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity                                    $  885,243             $ 801,702
===========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Statements of Consolidated Income and Retained Earnings

                                                                             For the Fiscal Years Ended,
                                                           ----------------------------------------------------------------
                                                           September 28          September 29             October 1
(Dollars in thousands, except per share data)                   1997                  1996                   1995
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                  $  2,300,089           $ 2,142,501           $ 2,009,776
---------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                 1,667,858             1,561,098             1,483,859
Selling, General and Administrative Expenses                    537,395               498,260               449,189
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                 94,836                83,143                76,728
---------------------------------------------------------------------------------------------------------------------------
Net Interest Expense                                             14,558                12,155                10,480
Other Administrative Expense, Net                                 8,976                 8,979                 6,991
---------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                                              71,302                62,009                59,257
Taxes                                                            23,571                19,207                19,990
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                       47,731                42,802                39,267
Retained Earnings at Beginning of Fiscal Year                   293,654               262,921               235,219
Common Dividend: 1997 - $.32 a share;
     1996 - $.26 a share; 1995 - $.25 a share                    14,897                12,069                11,565
---------------------------------------------------------------------------------------------------------------------------
 Retained Earnings at End of Fiscal Year                   $    326,488           $   293,654           $   262,921
===========================================================================================================================
 Net Income Per Share                                            $ 1.02                 $ .92                 $ .84
===========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                             For the Fiscal Years Ended,
                                                            --------------------------------------------------------
(Dollars in thousands)                                      September 28          September 29            October 1
                                                                1997                  1996                  1995
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                                    $  47,731              $ 42,802              $ 39,267
Non-cash Items Included in Net Income
    Depreciation and Amortization                                58,723                51,226                44,648
    Deferred Taxes                                                6,133                 6,863                  (215)
    Restructuring Charge                                         (1,298)               (1,512)               (1,480)
    Other, Net                                                    4,459                   (49)                2,526
Decrease (Increase) in Accounts Receivable                       (7,043)              (12,903)               (2,634)
Decrease (Increase) in Inventories                              (12,400)               (6,254)               (2,881)
Decrease (Increase) in Other Current Assets                      (6,965)               11,466               (13,903)
Increase (Decrease) in Current Liabilities                        5,742                11,874                37,860
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                        95,082               103,513               103,188
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Discontinued Activities                        413                12,650                 2,538
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital Expenditures                                           (115,299)             (123,280)              (98,205)
Cash Proceeds from Sale of Property                               1,038                 4,127                   126
COLI, Net                                                        (2,883)               (9,098)               (9,345)
Other, Net                                                        5,492               (10,668)                1,985
-------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                          (111,652)             (138,919)             (105,439)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from Long-term Borrowings                               87,650                44,950                25,777
Payments of Principal on Long-term Debt                         (61,493)               (8,285)               (5,408)
Dividends Paid                                                  (14,897)              (12,069)              (11,565)
Other, Net                                                        1,014                   234                (4,663)
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                        12,274                24,830                 4,141
-------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                 (3,883)                2,074                 4,428
Cash and Cash Equivalents at Beginning of Year                   21,033                18,959                14,531
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $  17,150              $ 21,033              $ 18,959
===================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
Interest                                                      $  13,937              $ 11,201              $ 11,357
Income Taxes                                                  $  13,725              $ 11,056              $ 23,959
-------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned operating companies, American & Efird, Inc. and Harris Teeter, Inc., and in fiscal 1996 and 1995, Jordan Graphics, Inc. (disposed in 1996), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

CASH EQUIVALENTS
For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES
Inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out
(LIFO) method. The LIFO cost of such inventories was $20,949,000 and $19,047,000 less than the first-in, first-out (FIFO) cost method at September 28, 1997 and September 29, 1996, respectively.

PROPERTY AND DEPRECIATION
Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:
-------------------------------------------------------------------------------
Land improvements                                10-40 years
Buildings                                        10-50 years
Machinery and equipment                           3-15 years
-------------------------------------------------------------------------------
Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 20 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income. Property categories include $35,635,000 and $17,963,000 undepreciated construction in progress at September 28, 1997 and September 29, 1996, respectively.

INVESTMENTS
The Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally it makes loans to and equity investments in a number of emerging growth companies, as well as selected publicly traded companies. Real estate and financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $8,435,000 and $7,335,000 held for investment approximated their aggregate fair values at September 28, 1997 and September 29, 1996, respectively.

OTHER ASSETS
Other assets include cash surrender value of Company owned life insurance
(COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $18,490,000 in 1997, $18,564,000 in 1996, and $12,845,000 in 1995, is included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights and goodwill, are being amortized over 10-15 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The recorded amount of fixed rate obligations approximates their fair value based on borrowing rates currently available to the Company for loans with similar terms and maturities.

ADVERTISING
Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $15,555,000, $12,839,000, and $13,224,000 were included in the
Company's results of operations for fiscal 1997, 1996 and 1995, respectively.

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

PER SHARE AMOUNTS
Primary and fully diluted net income per share amounts were determined based on the weighted average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The weighted average primary shares outstanding were 46,832,409 in 1997, 46,618,950 in 1996, and 46,536,346 in 1995. Common stock equivalents had no material effect on the per share amounts in 1997, 1996 and 1995.

DISCONTINUED OPERATIONS
In fiscal 1996, the assets of Jordan Graphics, Inc., the business forms segment, were sold. The revenues of the discontinued operation were $17,293,000 (16 weeks), and $60,991,000, in fiscal 1996 and 1995, respectively. Operating profits were $123,000 and $336,000 for the same respective periods and applicable taxes were $47,000 and $151,000, respectively.

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

RECLASSIFICATIONS
To conform with classifications adopted in the current year, the financial statements and related notes for prior years reflect certain reclassifications, which have no effect on net income.

NEW ACCOUNTING STANDARDS
LONG-LIVED ASSETS: Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires accounting adjustments and disclosures relative to impairments of tangible and intangible long-lived assets. At September 28, 1997, the carrying values of the Company's long-lived assets and intangibles were recoverable in all material respects and no adjustments or disclosures are required.

STOCK OPTIONS: Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock option plans at fair value of the options. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25. Accordingly, compensation cost of stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital stock.

EARNINGS PER SHARE: Statement of Financial Accounting Standards No. 128, "Earnings per Share" will be effective for the Company's 1998 fiscal year. This new standard requires dual presentation of basic and diluted net income per share on the face of the statement of consolidated income and requires a reconciliation of the numerators and denominators of the respective calculations. Management believes that basic and diluted net income per share will not differ materially from the current calculations of primary and fully diluted net income per share for the Company.

LEASES

The Company leases certain equipment under agreements expiring during the next five years. Harris Teeter leases most of its stores under leases that expire during the next 21 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next eight years. Rent expenses were as follows:

(In thousands)                          1997         1996          1995
-------------------------------------------------------------------------------
OPERATING LEASES:
Minimum                               $52,327      $43,282      $36,111
Contingent                                941        1,175        1,277
-------------------------------------------------------------------------------
 Total                                $53,268      $44,457      $37,388
-------------------------------------------------------------------------------


Future minimum lease commitments at September 28, 1997 (excluding leases assigned or expected to be assigned - see below) were as follows:

(In thousands)                                                    Capital Leases     Operating Leases
--------------------------------------------------------------------------------------------------------
1998                                                                 $   268           $  57,398
1999                                                                     268              55,752
2000                                                                     268              53,709
2001                                                                     268              51,151
2002                                                                     268              49,602
Later years                                                              209             517,184
--------------------------------------------------------------------------------------------------------
Total minimum lease payments                                         $ 1,549           $ 784,796
--------------------------------------------------------------------------------------------------------
Less amount representing interest
(Store premises, 6.75%-10.25%, store equipment, 8%-15%)                  756
--------------------------------------------------------------------------------------------------------
Present value of minimum lease obligations                               793
Less current portion                                                     113
--------------------------------------------------------------------------------------------------------
Long-term capital lease obligations                                  $   680
--------------------------------------------------------------------------------------------------------
Total minimum sublease rentals to be received
under noncancelable subleases                                                          $   2,753
--------------------------------------------------------------------------------------------------------

In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 12 years and the future minimum lease payments of $11,532,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 20 years and the future minimum lease payments related to these locations total $35,665,000 (approximating $3,222,000 per year for each of the next five years).

LONG-TERM DEBT

Long-term debt at September 28, 1997 and September 29, 1996 was as follows:

(In thousands)                                                                 1997                   1996
--------------------------------------------------------------------------------------------------------------------
6.48% Senior Note due $7,143 annually March, 2005 through 2011              $   50,000             $  50,000
7.72% Senior Note due April, 2017                                               50,000                    --
7.55% Senior Note due July, 2017                                                50,000                    --
Revolving line of credit, variable rate, due February 2002                      33,900                48,600
8.57% Term Note - Repaid in 1997                                                    --                50,167
Industrial revenue bond, variable rate, due November 2000                        2,500                 2,500
Obligations under capital leases and other                                       4,094                13,168
--------------------------------------------------------------------------------------------------------------------
      Total                                                                    190,494               164,435
--------------------------------------------------------------------------------------------------------------------
      Less current portion                                                         575                 5,247
--------------------------------------------------------------------------------------------------------------------
      Total long-term debt                                                  $  189,919             $ 159,188
--------------------------------------------------------------------------------------------------------------------

Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows: 1998 - $462,000; 1999 - $484,000; 2000 - $367,000; 2001 - $2,746,000; 2002 - $126,000. Additionally in fiscal
2002, the revolving line of credit with three banks ($33,900,000 as of September 28, 1997) would mature; however, management expects to obtain the one year extension of term upon receipt of the mutual consent of lenders under the "evergreen" provisions of the loan agreement.

In fiscal 1996, the Company executed an unsecured $50,000,000 6.48% Senior Promissory Note due March 1, 2011, and a non-committed $50,000,000 Private Shelf Facility with a major insurance company. As of September 28, 1997, no commitments had been initiated under the Private Shelf Facility.

In fiscal 1997, the Company executed an unsecured $50,000,000 7.72% Senior Promissory Note due April 15, 2017 and an unsecured $50,000,000 7.55% Senior Promissory Note due July 15, 2017, with the same major insurance company. Proceeds from the Notes were used to repay the 8.57% Term Note and reduce the amount borrowed under the revolving line of credit. During 1997 and 1996, the maximum outstanding borrowing under the revolving line of credit for both years was $100,000,000 and the average for the 364 days outstanding was $70,942,000 and $70,562,000, respectively. The daily weighted average interest rate (a variable rate related to the current published CD rate) was 6.1% (5.9%) and a commitment fee of .15% (.125%) of the unused line was charged during 1997
(1996).

Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity. At September 28, 1997, consolidated tangible net worth exceeded by $73,312,000 the balance which, under the most restrictive provisions, must be maintained through September 27, 1998. The requirement shall increase annually by 40% of consolidated net income for such year.

Total interest expense on long-term debt was $14,615,000, $12,748,000, and $10,649,000 in 1997, 1996 and 1995, respectively.

CAPITAL STOCK

The capital stock of the Company authorized at September 28, 1997 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.

Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows:

                                                                                                  Common
(In thousands except share amounts)                                                  Shares                  Amount
-------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 2, 1994                                                         46,352,214             $  57,620
-------------------------------------------------------------------------------------------------------------------
Shares issued under exercised stock options                                           704,052                 3,639
Shares purchased and retired                                                         (682,600)               (6,952)
Tax effect of disqualifying option stocks                                                  --                   471
Other                                                                                      --                    38
-------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 1, 1995                                                         46,373,666             $  54,816
-------------------------------------------------------------------------------------------------------------------
Shares issued under exercised stock options                                            94,424                   661
Tax effect of disqualifying option stocks                                                  --                   117
Other                                                                                  (6,800)                    5
-------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 29, 1996                                                      46,461,290             $  55,599
-------------------------------------------------------------------------------------------------------------------
Shares issued under exercised stock options                                           138,011                 1,008
Tax effect of disqualifying option stocks                                                  --                   106
Other                                                                                      --                    66
-------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 28, 1997                                                      46,599,301             $  56,779
-------------------------------------------------------------------------------------------------------------------

During fiscal 1995, the Company declared a two-for-one split of the common stock effected in the form of a 100% stock dividend. All common stock and per share data included in the consolidated financial statements and footnotes have been restated to reflect the stock split.

One preferred share purchase right is attached to each outstanding share of common stock, which rights expire on November 15, 2000. Each right entitles the holder to purchase one four-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock at $26.25. The rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial portion of the Company's common stock. If certain additional events then occur, each right would entitle the rightholder to acquire common stock of the Company, or in some cases of an acquiring entity, having a value equal to twice the exercise price. Under certain circumstances the Board of Directors may exchange all or part of the outstanding rights at an exchange ratio per right of one share of common stock, or one four-hundredth of a share of Series A Junior Participating Additional Preferred Stock, or may redeem each right at a price of $.0025. There are 200,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.

STOCK OPTIONS

At September 28, 1997, the Company has 1982, 1988, 1993 and 1995 incentive stock option plans which authorized options for 4,000,000 shares of common stock. Under the plans, the Company has granted to officers and management personnel stock options which become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and which expire seven years from grant date. Additionally under the 1995 plan, the Company grants a single, one-time option of 10,000 shares, generally vested immediately, to each of its outside directors. Under each of the plans the exercise price of each option shall be no less than the market price of the Company's stock on the date of grant and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of September 28, 1997, the Company may grant additional options for the purchase of 859,600 shares.

A summary of the status of the Company's stock option plans as of September 28, 1997, September 29, 1996 and October 1, 1995, changes during the years ending on those dates and related weighted average exercise price is presented below:

(Shares in thousands)                                          1997                  1996                  1995
---------------------------------------------------------------------------------------------------------------------------
                                                          Shares  Price         Shares  Price        Shares   Price
                                                        -------------------------------------------------------------------
Outstanding at beginning of year                        1,116    $ 10.40        696     $ 9.07      1,364     $ 7.11
Granted                                                   120      13.45        573      11.50        124       9.72
Exercised                                                (181)      9.05        (97)      7.21       (757)      5.59
Forfeited                                                 (44)     10.64        (56)     10.81        (35)     10.03
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                               1,011     10.99      1,116      10.40        696       9.07
---------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                            422   $ 10.29        368     $ 9.14        404     $ 8.20
---------------------------------------------------------------------------------------------------------------------------

The following table summarizes options outstanding and options exercisable as of September 28, 1997, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                           Options Outstanding                            Options Exercisable
                                -------------------------------------------------------------------------------------------
                                    Shares            Remaining                           Shares
Option Price per Share            Outstanding           Life             Price          Exercisable         Price
-----------------------         -------------------------------------------------------------------------------------------
 $ 5.23    to   $  8.13                84               0.7            $  6.99               84            $  6.99
   9.16    to     11.44               743               4.4              10.98              249              10.68
  11.94    to     14.38               184               7.0              12.88               89              12.34
-----------------------          ------------------------------------------------------------------------------------------
$  5.23    to   $ 14.38             1,011               4.6            $ 10.99              422            $ 10.29
-----------------------          ------------------------------------------------------------------------------------------

The weighted average fair value at date of grant for options granted during fiscal 1997 and 1996 was $3.82 and $2.95 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                                        1997                1996
---------------------------------------------------------------------------------------------------------------------------
 Expected life (years)                                                                   4.9                  5.0
 Risk-free interest rate                                                                 5.91%                5.74%
 Volatility                                                                             28.65%               26.01%
 Dividend yield                                                                          2.10%                2.40%
---------------------------------------------------------------------------------------------------------------------------

 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1997 or 1996. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net income and net income per share would have been as follows:

(In thousands, except per share data)                                                 1997                   1996
---------------------------------------------------------------------------------------------------------------------------
Net income    - as reported                                                         $ 47,731               $42,802
              - pro forma                                                             47,381                42,375
Net income per share   - as reported                                                $   1.02               $   .92
                       - pro forma                                                      1.01                   .91

The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)                                                 1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------
CURRENT
Federal                                                      $ 12,803               $10,556               $ 15,995
State and other                                                 4,687                 2,486                  3,983
---------------------------------------------------------------------------------------------------------------------------
                                                               17,490                13,042                 19,978
---------------------------------------------------------------------------------------------------------------------------
DEFERRED
Federal                                                         5,034                 5,196                   (151)
State and other                                                 1,047                   969                    163
---------------------------------------------------------------------------------------------------------------------------
                                                                6,081                 6,165                     12
---------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                   $ 23,571               $19,207               $ 19,990
---------------------------------------------------------------------------------------------------------------------------

Income from foreign operations before income taxes in fiscal 1997, 1996, and 1995 was $4,520,000, $1,390,000, and $560,000, respectively.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows:

(In thousands)                                                  1997                    1996                 1995
---------------------------------------------------------------------------------------------------------------------------
 Income tax on pre-tax income at the statutory
     federal rate of 35%                                      $  24,956              $ 21,703              $ 20,740
 Increase (decrease) attributable to:
     State and other income taxes, net of federal
         income tax benefit                                       3,265                 1,806                 2,841
     COLI                                                        (3,528)               (4,261)               (3,646)
     Other items, net                                            (1,122)                  (41)                   55
---------------------------------------------------------------------------------------------------------------------------
Income tax expense                                            $  23,571              $ 19,207              $ 19,990
---------------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at September 28, 1997 and September 29, 1996 are as follows:

(In thousands)                                                                          1997                  1996
---------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Employee benefits                                                                  $    6,485             $   6,215
Reserves not currently deductible                                                       6,888                 6,426
Other                                                                                   3,256                 1,836
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                          $   16,629             $  14,477
---------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Property, plant and equipment                                                      $  (52,300)            $ (46,996)
Other capitalized costs                                                                (3,747)               (3,094)
Other                                                                                  (8,410)               (6,134)
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                     $  (64,457)            $ (56,224)
---------------------------------------------------------------------------------------------------------------------------

INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: industrial thread (textile primarily) - American & Efird, and retail grocery (including the real estate and store development activities of the Company) - Harris Teeter. American & Efird manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets.

Summarized information for fiscal 1997, 1996 and 1995 is as follows:

                                                  Industrial           Retail
(In millions)                                       Thread            Grocery (1)          Corporate (2)    Consolidated
---------------------------------------------------------------------------------------------------------------------------
1997
Net Sales                                           $368.9            $1,931.2                             $2,300.1
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                         106.8               525.4                                632.2
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                      49.1                45.7                                 94.8
---------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year End                         $299.7            $  521.7              $ 63.8         $  885.2
Depreciation and Amortization                         15.4                42.5                 0.8             58.7
Capital Expenditures                                  28.9                86.2                 0.2            115.3


1996
Net Sales                                           $309.5            $1,833.0                             $2,142.5
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          89.0               492.4                                581.4
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                      34.7                48.4                                 83.1
---------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year End                         $263.5            $  476.9              $ 61.3         $  801.7
Depreciation and Amortization                         12.3                37.6                 1.3             51.2
Capital Expenditures                                  35.6(3)             83.2                 4.5            123.3


1995
Net Sales                                           $298.0            $1,711.8                             $2,009.8
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          82.9               443.0                                525.9
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                      34.6                42.1                                 76.7
---------------------------------------------------------------------------------------------------------------------------
Assets Employed at Year End                         $214.1            $  437.2              $ 64.0         $  715.3
Depreciation and Amortization                         11.3                31.7                 1.6             44.6
Capital Expenditures                                  16.4                81.4                 0.4             98.2
---------------------------------------------------------------------------------------------------------------------------

(1) Retail Grocery Assets Employed include $18,714,000, $22,131,000 and $19,080,000 in 1997, 1996 and 1995, respectively, related to store investment activities of the Company for the development of retail sites.

(2) Corporate Assets Employed include the net cash surrender value of Company owned life insurance and the net assets of discontinued operations.

(3)   Includes the purchase of certain assets of Threads USA.

COMMITMENTS AND CONTINGENCIES

Substantially all domestic full-time employees of the Company and its subsidiaries participate in non-contributory defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy is to contribute annually the minimum amount required by regulatory authorities.

The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at September 28, 1997 and September 29, 1996:

(In thousands)                                                                          1997                   1996
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefits                                                                     $  82,676             $  71,585
Nonvested benefits                                                                      3,677                 2,934
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                        86,353                74,519
Effect of projected future compensation levels                                         23,838                19,612
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations                                                         110,191                94,131
Plans' assets at fair market value                                                     92,611                72,642
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plans' assets                              (17,580)              (21,489)
Unrecognized net asset at September 30, 1985, net of
     amortization, being amortized over 15-20 years                                     1,541                 1,935
Unrecognized net loss due to past experience
     different from assumptions made                                                  (14,215)              (12,412)
---------------------------------------------------------------------------------------------------------------------------
Unfunded accrued pension cost                                                       $  (4,906)            $ (11,012)
---------------------------------------------------------------------------------------------------------------------------

The plans' assets consist primarily of U. S. government securities, corporate bonds, cash equivalents and domestic equities, all managed by two banks. The contribution payable at September 28, 1997 and September 29, 1996, required to be paid by due date of the federal income tax return, was $1,462,000 and $6,986,000, respectively.

In 1997 (1996), a 7.5% (8%) weighted average discount rate and 5% (5%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8% for both years.

Pension expense for defined benefit plans for fiscal 1997, 1996, and 1995 included the following components:

(In thousands)                                                  1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------
Benefits earned by employees                                  $  4,464               $ 4,033               $ 3,835
Interest on projected benefit obligations                        7,789                 7,135                 6,608
Actual return on plan assets                                   (11,560)               (4,635)               (7,134)
Net amortization and deferral                                    5,356                (1,143)                1,873
---------------------------------------------------------------------------------------------------------------------------
Net pension expense                                           $  6,049               $ 5,390               $ 5,182
---------------------------------------------------------------------------------------------------------------------------

The Company also has an Employee Stock Ownership Plan (ESOP), a profit-sharing plan and certain other plans. Expenses under these plans were as follows:

(In thousands)                                                  1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------
ESOP                                                          $ 8,733                $ 7,866               $ 7,651
---------------------------------------------------------------------------------------------------------------------------
Profit-sharing                                                  3,098                  1,699                 1,652
---------------------------------------------------------------------------------------------------------------------------
Other                                                           2,517                  2,266                 2,061
---------------------------------------------------------------------------------------------------------------------------

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See "Leases" for additional commitments and contingencies.

QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of September 28, 1997, there were 1,599 holders of record of common stock.

                                           First               Second                 Third                  Fourth
(In millions, except per share data)     Quarter               Quarter              Quarter                 Quarter
---------------------------------------------------------------------------------------------------------------------------
1997 OPERATING RESULTS
Net Sales                                $ 574.1              $  563.9              $  579.8               $ 582.3
Net Income                                  11.6                  11.2                  13.0                  11.9
Net Income Per Share                         .25                   .24                   .28                   .25
Dividend Per Share                           .08                   .08                   .08                   .08
Market Price Per Share
     High                                 13 7/8                17 3/4                16 3/4                16 5/8
     Low                                  12 3/8                13 1/4                14                    14
---------------------------------------------------------------------------------------------------------------------------

1996 OPERATING RESULTS
Net Sales                                $ 529.7                $522.3                $532.6               $ 557.9
Net Income                                   8.1                   9.5                  13.6                  11.6
Net Income Per Share                         .17                   .21                   .29                   .25
Dividend Per Share                           .06                   .06                   .07                   .07
Market Price Per Share
     High                                 14 1/8                13 1/4                15 1/4                14
     Low                                   9 5/8                10 5/8                12 1/4                11 1/4



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF RUDDICK CORPORATION:
We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of September 28, 1997, and September 29, 1996, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended September 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of September 28, 1997 and September 29, 1996, and the results of their operations and their cash flows for each of three years in the period ended September 28, 1997 in conformity with generally accepted accounting principles.

Charlotte, North Carolina                                /s/ARTHUR ANDERSEN LLP
October 22, 1997

ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY

                                                    1997                1996               1995                  1994
                                                    ----                ----               ----                  ----
Net Sales
   American & Efird                             $   368,877          $  309,459         $  297,963          $  277,016
   Harris Teeter                                  1,931,212           1,833,042          1,711,813           1,578,880
----------------------------------------------------------------------------------------------------------------------
     Total Net Sales                            $ 2,300,089          $2,142,501         $2,009,776          $1,855,896
----------------------------------------------------------------------------------------------------------------------
Operating Profit
   American & Efird                             $    49,165          $   34,684         $   34,614          $   26,916
   Harris Teeter                                     45,671              48,459             42,114              37,032
----------------------------------------------------------------------------------------------------------------------
     Total Operating Profit                     $    94,836          $   83,143         $   76,728          $   63,948
----------------------------------------------------------------------------------------------------------------------
Net Income                                      $    47,731          $   42,802         $   39,267          $   31,811
Net Income Per Share                                   1.02                 .92                .84                 .67
Common Dividend                                         .32                 .26                .25                 .22
----------------------------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
   Depreciation and Amortization                $   144,583          $  125,390         $  114,385          $   99,166
----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                            $   380,507          $  346,856         $  316,236          $  291,209
Percent Return on Beginning Equity                     13.8%               13.5%              13.5%               11.6%
Book Value Per Share                            $      8.17          $     7.47         $     6.82          $     6.28
----------------------------------------------------------------------------------------------------------------------
Capital Expenditures
   American & Efird                             $    28,878          $   35,605(2)      $   16,359          $   20,416
   Harris Teeter                                     86,237              83,204             81,447              46,349
   Corporate                                            184               4,471                399                  35
----------------------------------------------------------------------------------------------------------------------
     Total Capital Expenditures                 $   115,299          $  123,280         $   98,205          $   66,800
----------------------------------------------------------------------------------------------------------------------
Working Capital                                 $    88,893          $   65,134         $   73,741          $   93,387
Total Assets                                    $   885,243          $  801,702         $  715,318          $  634,599
Long-Term Debt - Including Current Portion      $   190,494          $  164,435         $  128,952          $  109,567
Long-Term Debt as a Percent of Capital Employed        33.4%               32.2%              29.0%               27.3%
Number of Employees                                  19,700              20,100             19,850              18,610
Number of Beneficial Shareholders
   Including Employee/Owners                         19,100              16,700             14,500              14,100
Common Shares Outstanding                        46,599,301          46,461,290         46,373,666          46,352,214
----------------------------------------------------------------------------------------------------------------------

(1)  53-week year

(2)  Includes purchase of assets of Threads USA

          1993(1)
---------------------
       $   264,814
         1,412,315
---------------------
       $ 1,677,129
---------------------

       $    30,551
            29,845
---------------------
       $    60,396
---------------------
       $    33,873
               .71
               .21
---------------------

       $    97,490
---------------------
       $   274,740
              13.3%
       $      5.87
---------------------

       $    19,433
            33,683
                27
---------------------
       $    53,143
---------------------
       $   103,191
       $   580,807
       $   104,173
              27.5%
            17,120

            14,600
        46,036,146
---------------------