Form 10-K, Exhibit 13
period 1998-09-27
RUDDICK CORP
filed 1998-12-28
CIK 85704

EXHIBIT 13




                               RUDDICK CORPORATION

                       1998 ANNUAL REPORT TO SHAREHOLDERS:

                        CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - FISCAL 1998 COMPARED TO FISCAL 1997

  For fiscal year 1998, consolidated sales of $2.5 billion increased 8% over the $2.3 billion reported in fiscal 1997. Consolidated net income of $46.8 million fell 2% from the $47.7 million reported last year. Basic and diluted earnings per share were $1.00 in fiscal 1998 compared to $1.02 in fiscal 1997. The adoption during the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share," had no effect on the net income per share for the respective periods. The decrease in net income for fiscal 1998 was primarily due to lower operating profits at American & Efird (A&E), the Company's industrial thread subsidiary, which related largely to its Korean operations, not fully offset by the increased operating profit of Harris Teeter, the retail grocery subsidiary. Further, in fiscal 1998, the Company's effective income tax rate rose to 33.8% (33.0% in 1997), driven by reduced tax benefits from Company owned life insurance (COLI).

HARRIS TEETER, INC. Sales advanced by 10% in fiscal 1998 to $2.1 billion. Despite the highly competitive environment for the supermarket industry in general, Harris Teeter sales for stores in operation in both periods increased by 4.8% in fiscal 1998, compared to .1% in fiscal 1997. Sales increases were due to the 7% expansion in store square footage over the course of the year and the favorable comparable store sales growth which was primarily attributable to successful promotional and merchandising activities related to the Very Important Customer (VIC) loyalty card program. Grocery sales grew by 10% and accounted for 49% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 8% to 14% and accounted for 39% of the sales increase. Gross profit increased by 11% to $581.3 million in fiscal 1998 from $525.4 million in the prior year. Operating profit expanded by 14%, to $52.1 million in fiscal 1998 from $45.7 million in fiscal 1997. These results were primarily due to the very specific productivity enhancement and cost management initiatives put in place during 1997 and 1998, and the higher sales level in fiscal 1998.
  At the end of fiscal 1998, 144 stores were in operation, compared to 138 a year ago. During the year, ten new stores were opened, one of which was a replacement, and four less profitable stores were closed. A similar number of store openings planned for fiscal 1999 will include two stores in Jacksonville, Florida, the company's first operations in that state.

AMERICAN & EFIRD, INC. Sales fell by 4% from fiscal 1997 to $355.2 million. This sales decline was primarily due to a relative softness in demand for thread in U.S. markets and a reduction in exports, offset in part by strong growth in A&E's foreign sales. In fiscal 1997, sales growth was driven by good market conditions in most major industries served by A&E, while in fiscal 1998 U.S. sales were impacted by the shift of business to Latin America and Mexico, the growth of low-priced Asian imports and a shift in consumer buying trends to more designer apparel, resulting in fewer units sold. In A&E's foreign operations, sales increases were achieved in all markets except Korea and Hong Kong, and were especially strong in Mexico and Central America.
  In fiscal 1998, the sales decline was primarily in industrial sewing thread, while consumer thread and notions sales increased. In addition to the anticipated continuation of growth in international sales, A&E expects that its ability to meet the increasing demands of its customers for top quality, high performance industrial thread in both the apparel and home furnishings markets should provide an opportunity for future growth. Gross profit declined by 5% to $101 million in fiscal 1998 from $106.8 million in the prior year as a result of lower sales and the pressure on margins in the very competitive environment. Operating profit fell by 14% to $42.1 million in fiscal 1998 compared to $49.1 million in the prior year and was negatively impacted by the decrease in volume, the deterioration of business conditions in Korea and costs associated with the withdrawal from that country. In total, Korean operations and withdrawal reduced operating profit for the fiscal year by $5.4 million, or $3.8 million after tax. In addition to the $3.1 million pre-tax charge for the costs of withdrawal, Korean losses were affected by currency translation, bad debt write-offs and inventory adjustments. A&E Korea's sales were $3.8 million in nine months in 1998 and $5.8 million in 1997. Further, A&E's profitability declined as improved manufacturing productivity from the completion of the integration of Threads USA was more than offset by the unfavorable effects of reduced manufacturing schedules. A new customer support center, which opened at year end 1998, consolidated all customer interface functions, including sales support and administration, customer service, credit and marketing. A&E expects further streamlining of its distribution process and continued improvements in customer service during fiscal 1999.
  Excluding Korea, sales by foreign operations made up 25% of A&E's total sales and 8% of its operating profit in fiscal 1998. While foreign sales and profits were still not material to the Company's consolidated results of operations, international sales continued to build significantly. NAFTA and the Caribbean Basin Initiative continued to drive strong performances in Canada, Mexico and the Caribbean, and apparel manufacturing continued to increase in Latin America. The A&E majority-owned joint venture in China also evidenced growth.


RESULTS OF OPERATIONS - FISCAL 1997 COMPARED TO FISCAL 1996

  For fiscal year 1997, consolidated sales of $2.3 billion increased 7% over the $2.1 billion reported in fiscal 1996. Consolidated net income of $47.7 million was up 12% from the $42.8 million reported last year. Basic and diluted earnings per share were $1.02 for fiscal 1997, an increase of 11% when compared to $.92 reported in fiscal 1996. Fiscal 1997 consolidated operating profit increased 14% due to record profitability at American & Efird.
  In fiscal 1997, the 12% increase in net income was achieved despite a rise in the Company's effective income tax rate to 33% (31% in 1996), driven by a combination of reduced tax benefits from COLI and higher relative pre-tax income from operations.

HARRIS TEETER, INC. Sales advanced by 5% in fiscal 1997. In an intensely competitive environment, which showed no signs of abating, for the supermarket industry in general, Harris Teeter sales for stores in operation in both periods were marginally ahead by .1% in fiscal 1997, compared to 3.9% in fiscal 1996. Sales increases were primarily due to an 8% expansion in store square footage over the course of the year, increased advertising and promotion and the successful system-wide rollout of the new customer loyalty card introduced in 1996. Grocery sales grew by 4% and accounted for 36% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 4% to 10% and accounted for 44% of the sales increase. Operating profit fell by 6% to $45.7 million in fiscal 1997, primarily as a result of expenses related to the opening of a record number of new stores, as well as several major store remodels during the year and higher fixed costs associated with those stores. These costs were partially offset by greater sales volume and a favorable product mix of higher margin items.

  At the end of fiscal 1997, 138 stores were in operation, compared to 134 at the end of fiscal 1996. During fiscal 1997 thirteen new stores were opened, five of which were replacements, and four additional, less profitable stores were sold or closed. During fiscal 1997, charges to a $5.3 million reserve established in 1993 for the closing of specified stores to be replaced, which stores have been closed, totaled $1.3 million, for a cumulative total of $4.4 million for all periods to date.

AMERICAN & EFIRD, INC. Sales increased 19% over fiscal 1996. This sales growth was primarily due to the inclusion of a full year's sales from the June 1996 acquisition of certain assets of Threads USA, moderate additions to business with existing U.S. customers and an increase in foreign sales. Further, sales growth was driven by good market conditions in most major industries served by A&E, while during the prior year relative weakness in thread sales was related to weak apparel sales at retail. Sales increases were primarily in industrial sewing thread, and consumer thread and notions sales declined modestly. A&E expected that its ability to meet the increasing demands of its customers for top quality, high performance industrial thread in both the apparel and home furnishings markets would provide an opportunity for significant future growth. Operating profit advanced by 42% to $49.1 million in fiscal 1997 compared to $34.7 million in the prior year. Operating profit was positively impacted by additional sales volume and the successful integration of the Threads USA business into existing facilities, which resulted in improved operating efficiency, by the renovation and upgrading of a Threads USA manufacturing facility and by the improved performance in a number of foreign operations.
  The integration of Threads USA was near completion, including the consolidation of manufacturing and administrative operations, customer conversion and sales force reorganization. A new customer support center was also planned, with construction expected to begin by early 1998.
  Sales by foreign operations made up 20% of A&E's total sales and 14% of its operating profit. While foreign sales and profits were still not material to the Company's consolidated results of operations, they continued to build significantly. NAFTA and the Caribbean Basin Initiative continued to drive strong performances in Mexico and the Caribbean, due to the growth of apparel manufacturing in Central and South America. The A&E majority-owned joint venture in China also evidenced strong growth, and export sales continued to expand. Slightly offsetting such improvements were weak financial results in the Korean and Malaysian operations, due to poor economic conditions and currency devaluation. Lastly, A&E had begun the process of establishing operations in India.


OTHER EFFECTS ON RESULTS OF OPERATIONS

  During the second fiscal 1996 quarter, the Company elected to begin paying directly to its ESOP employee-shareholders the cash dividends on ESOP shares. Favorable tax treatment of the ESOP dividend pass-through under the applicable income tax statutes along with favorable tax attributes of COLI reduced the effective income tax rate of the Company. The favorable tax attributes of COLI, however, were significantly diminished as of January 1, 1996 as a result of federal legislation which will phase out interest deductions completely on policy loans by January 1, 1999.
  On January 23, 1996, certain assets of Jordan Graphics, Inc. were sold to The Reynolds and Reynolds Company. The revenues of the discontinued operations for the fiscal year prior to the sale were $17.3 million (16 weeks). The operating results for fiscal year 1996 were not significant. Substantially all the value of assets of Jordan was realized during fiscal year 1996 by collection or sale. The disposition had no significant impact on the consolidated earnings or the financial condition of Ruddick.


CAPITAL RESOURCES AND LIQUIDITY

  Ruddick Corporation is a holding company which, through its wholly owned subsidiaries, American & Efird, Inc. and Harris Teeter, Inc., is engaged in the primary businesses of industrial sewing thread manufacture and distribution, and regional supermarket operations, respectively. Ruddick has no material independent operations, nor material assets, other than the investments in its operating subsidiaries. Ruddick provides a variety of services to its subsidiaries and is dependent upon income and upstream dividends from its subsidiaries. There exist no restrictions on such dividends, which are determined as a percentage of net income of each subsidiary.
  The Company strives to achieve a goal of earning at least a 15% return on beginning shareholders' equity. In fiscal 1998, the return on beginning equity was 12.3%, compared to 13.8% in the prior year. At the same time, the Company seeks to limit long-term debt such that it constitutes no more than 40% of capital employed, which includes long-term debt, minority interest and shareholders' equity. As of the end of fiscal 1998, this percentage was 31.6%, a decrease from last year's 33.1%.
  The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 1998 was $86.7 million, and $36.0 million was outstanding at year end. The majority of the borrowings under Ruddick's revolving credit facilities were used for capital expenditures. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt.
  On April 15, 1997, the Company executed unsecured 7.72% Senior Notes in the amount of $50 million, due April 15, 2017, and an additional uncommitted $50 million Private Shelf Facility with a major insurance company. Subsequently, on July 15, 1997, the Company executed unsecured 7.55% Senior Notes in the amount of $50 million due July 15, 2017, under the Private Shelf Facility. Proceeds from these notes were used to repay an 8.57% Term Note and reduce the amount borrowed under the revolving lines of credit, which borrowings and term debt had been primarily undertaken for capital expenditures.
  Working capital as of the fiscal years ended 1998, 1997 and 1996 was $87.3 million, $88.9 million and $65.1 million, respectively. The decrease of $1.6 million in fiscal 1998 was primarily the result of a rise in accounts payable and other accrued liabilities approximately commensurate with the increase in inventories, corresponding to sales levels. The current ratio was 1.4 at both September 27, 1998 and September 28, 1997.
  Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The Company remains well within such covenants. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.
  In fiscal 1998, capital expenditures were $95.5 million. In fiscal 1999, capital expenditures are expected to be not more than $130 million. For further modernization and expansion, American & Efird expects to spend $31 million. In the very competitive Southeast U.S. grocery market, Harris Teeter has capital expenditure plans totaling $99 million. The Harris Teeter estimates include the fiscal 1999 opening of nine new stores. New store locations include six in North Carolina, one in northern Virginia and two in Jacksonville, Florida, a new market for Harris Teeter and its sixth state. Management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures. The expansion of Harris Teeter's two distribution centers that began in 1997 to increase capacity for future growth and improve distribution efficiency was completed in mid 1998.


OTHER MATTERS

  The Company is in the process of the modification or conversion of Company computer (IT) systems, as well as non-IT systems which have embedded technology such as microcontrollers, to provide for proper functioning beyond calendar year 1999. During the fiscal year ended September 28, 1997, the Company instituted plans and initiated its Year 2000 remediation programs by which it would complete such remediation by the end of April 1999 in the U.S. and June 1999 in its foreign operations. Routine periodic reports have displayed that the project activities are on schedule with the requirements of the Year 2000 remediation plan. At both Harris Teeter and A&E, the assessment and technical plan development phases have been completed and the companies are at various levels of completion of the remediation implementation and testing phases. As of September 27, 1998, Harris Teeter remediation was 70% complete and A&E remediation was 97% complete in the U.S. in their respective mission-critical, IT and non-IT systems. A&E has foreign operations which are not material to the Company as a whole; and still, the programming for just the Latin American IT system model is 93% complete and all foreign entities are scheduled for completion between December 31, 1998 and June 30, 1999. At both Harris Teeter and A&E, the integration testing of most U.S. systems is already underway and testing will proceed on a priority basis throughout much of 1999. A current assessment of the total amount of Year 2000 remediation expenditures over the fiscal years 1997 through completion in 1999 yielded an estimate of $2.9 to $3.1 million. The combined companies have spent $1.2 million prior to September 27, 1998, and expect to spend $1.7 million more in fiscal year 1999 in order to complete the Year 2000 remediation and testing. Maintenance and modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. The Company has formal correspondence programs with its major suppliers and thread customers, of which no single customer exceeds 8% of A&E sales, for inquiry, monitoring and assessing their Year 2000 remediation plans and efforts. All costs of their remediation will be borne by the suppliers and customers. Management expects that the costs of the Company's Year 2000 remediation will have no material impact on its results of operations, liquidity and capital resources and further, that resources are available to complete the modification and conversion as planned. It must be recognized, however, that failure to do so could have a material adverse effect on the Company's future results of operations. The Company is currently developing contingency plans to address the potential worst-case scenarios which could conceivably evolve in mission-critical systems, presumably as a result of the lack of readiness of outside parties. This will include temporary and manual procedures to follow in the event of a system or subsystem failure. In reference to the supply of goods and services by vendors, the contingency plans will largely take into account the vendors' progress to adequately address the Year 2000 issue. The contingency plans are scheduled to be completed by the end of the second calendar quarter of 1999.
  As a result of federal legislation which will phase out interest deductions on certain policy loans and thereby significantly diminish the favorable tax attributes of COLI as of January 1, 1999, the Company expects that its effective income tax rate will rise to a level slightly below statutory rates domestically. The Company has recorded income tax reductions of approximately $24 million cumulatively as the result of COLI interest deductions from October 1993 through fiscal year ending September 27, 1998. The Internal Revenue Service, on a comprehensive national level, is evaluating its position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In March 1998, the IRS issued a Technical Advice Memorandum regarding the COLI deductibility of a taxpayer unrelated to the Company. Management understands that the adverse position taken by the IRS will be subjected to extensive challenges in the courts. In the event that the IRS prevails, this outcome could result in a material impact upon the Company's future income taxes and results of operations.
  The foregoing discussion contains some forward-looking statements about the Company's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.
  Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include the following:

  o generally adverse economic and industry conditions, including a decline in consumer demand for apparel products or significant changes in consumer food preferences or eating habits,

  o changes in the competitive environment, including increased competition in our primary geographic markets, the entry of new competitors and consolidation in the supermarket industry,

  o economic or political changes in the countries in which we operate overseas or adverse trade regulations,

  o the passage of future tax legislation or any regulatory position which prevails, if any, that could have an adverse impact on the tax benefits of the ESOP dividends and the COLI,

  o management's ability to accurately predict the adequacy of the Company's present liquidity to meet future requirements,

  o changes in the Company's capital expenditures, new store openings and store closings, and

  o changes in the availability of computer programming resources required to complete the Year 2000 compliance effectively.

CONSOLIDATED BALANCE SHEETS

                                                      SEPTEMBER 27    SEPTEMBER 28
  (Dollars in thousands)                                   1998           1997
----------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and Cash Equivalents                                $16,668        $17,150
Accounts Receivable, Less Allowance For Doubtful
  Accounts: 1998, $2,046; 1997, $2,005                    76,948         77,852
Inventories                                              211,404        196,049
Other Current Assets                                      27,733         32,249
----------------------------------------------------------------------------------
  Total Current Assets                                   332,753        323,300
----------------------------------------------------------------------------------
Property
Land and Buildings                                       166,334        127,600
Machinery and Equipment                                  568,078        522,627
Leasehold Improvements                                   146,926        130,078
Assets Under Capital Leases                                1,920          1,920
----------------------------------------------------------------------------------
  Total, at Cost                                         883,258        782,225
Accumulated Depreciation and Amortization                369,470        315,666
----------------------------------------------------------------------------------
  Property, Net                                          513,788        466,559
----------------------------------------------------------------------------------
Investments and Other Assets
Investments                                               17,675         27,529
Other Assets                                              67,402         67,855
----------------------------------------------------------------------------------
  Total Assets                                          $931,618       $885,243
==================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes Payable                                             $2,411         $8,100
Current Portion of Long-term Debt                            571            575
Dividends Payable                                          3,726          3,727
Accounts Payable                                         146,149        139,085
Federal and State Income Taxes                             5,456          5,758
Accrued Compensation                                      28,033         28,349
Accrued Interest                                          19,602         21,217
Other Accrued Liabilities                                 39,472         27,596
----------------------------------------------------------------------------------
  Total Current Liabilities                              245,420        234,407
----------------------------------------------------------------------------------
Non-Current Liabilities
Long-term Debt                                           191,360        189,919
Deferred Income Taxes                                     55,906         52,447
Other Liabilities                                         23,694         23,376
Minority Interest                                          4,513          4,587
----------------------------------------------------------------------------------
Commitments and Contingencies
----------------------------------------------------------------------------------
Shareholders' Equity
Common Stock - Shares Outstanding:
 1998 - 46,554,591; 1997 - 46,599,301                     54,686         56,779
Retained Earnings                                        358,328        326,488
Cumulative Translation Adjustments                        (2,289)        (2,760)
----------------------------------------------------------------------------------
  Shareholders' Equity                                   410,725        380,507
----------------------------------------------------------------------------------
  Total Liabilities and Shareholders' Equity           $ 931,618      $ 885,243
==================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

STATEMENT OF CONSOLIDATED INCOME AND RETAINED EARNINGS

                                                        FOR THE FISCAL YEARS ENDED,
                                                   -------------------------------------
                                                   SEPTEMBER 27 SEPTEMBER 28 SEPTEMBER 29
(Dollars in thousands except per share data)          1998         1997         1996
----------------------------------------------------------------------------------------
Net Sales                                           $2,487,370   $2,300,089   $2,142,501
----------------------------------------------------------------------------------------
Cost of Sales                                        1,805,088    1,667,858    1,561,098
Selling, General and Administrative Expenses           588,086      537,395      498,260
----------------------------------------------------------------------------------------
Operating Profit                                        94,196       94,836       83,143
----------------------------------------------------------------------------------------
Net Interest Expense                                    15,973       14,558       12,155
Other Administrative Expense, Net                        7,529        8,976        8,979
----------------------------------------------------------------------------------------
Income Before Taxes                                     70,694       71,302       62,009
Taxes                                                   23,922       23,571       19,207
----------------------------------------------------------------------------------------
Net Income                                              46,772       47,731       42,802
Retained Earnings at Beginning of Fiscal Year          326,488      293,654      262,921
Common Dividend:
1998 and 1997 - $.32 a share; 1996 - $.26 a share       14,932       14,897       12,069
----------------------------------------------------------------------------------------
Retained Earnings at End of Fiscal Year             $  358,328   $  326,488   $  293,654
========================================================================================
Net Income Per Share - Basic and Diluted            $     1.00   $     1.02   $      .92
========================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.
                                       25

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                            FOR THE FISCAL YEARS ENDED,
                                                      --------------------------------------
                                                      SEPTEMBER 27 SEPTEMBER 28 SEPTEMBER 29
(Dollars in thousands)                                    1998         1997         1996
--------------------------------------------------------------------------------------------
Cash Flow from Operating Activities
Net Income                                              $  46,772    $  47,731    $  42,802
Non-cash Items Included in Net Income
Depreciation and Amortization                              66,184       58,723       51,226
Deferred Taxes                                              3,064        6,133        6,863
Restructuring Charge                                         (846)      (1,298)      (1,512)
Other, Net                                                  6,668        4,459          (49)
Decrease (Increase) in Accounts Receivable                    904       (7,043)     (12,903)
Decrease (Increase) in Inventories                        (15,356)     (12,400)      (6,254)
Decrease (Increase) in Other Current Assets                 4,911       (6,965)      11,466
Increase (Decrease) in Current Liabilities                 11,018        5,742       11,874
--------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                 123,319       95,082      103,513
--------------------------------------------------------------------------------------------
Net Cash Provided by Discontinued Activities                   --          413       12,650
--------------------------------------------------------------------------------------------
Investing Activities
Capital Expenditures                                      (95,473)    (115,299)    (123,280)
Cash Proceeds from Sale of Property                         1,719        1,038        4,127
COLI, Net                                                  (1,405)      (2,883)      (9,098)
Other, Net                                                (13,860)       5,492      (10,668)
--------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                    (109,019)    (111,652)    (138,919)
--------------------------------------------------------------------------------------------
Financing Activities
Proceeds from Long-term Borrowings                          2,100       87,650       44,950
Payments of Principal on Long-term Debt                      (508)     (61,493)      (8,285)
Dividends Paid                                            (14,932)     (14,897)     (12,069)
Other, Net                                                 (1,442)       1,014          234
--------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities       (14,782)      12,274       24,830
--------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents             (482)      (3,883)       2,074
Cash and Cash Equivalents at Beginning of Year             17,150       21,033       18,959
--------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                $  16,668    $  17,150    $  21,033
============================================================================================
Supplemental Disclosures of Cash Flow Information Cash
Paid During the Year for:
Interest                                                $  16,516    $  13,937    $  11,201
Income Taxes                                            $  20,201    $  13,725    $  11,056
--------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

PRINCIPLES OF CONSOLDATION

  The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned operating companies, American & Efird, Inc. and Harris Teeter, Inc., and in fiscal 1996, Jordan Graphics, Inc. (disposed in 1996), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

CASH EQUIVALENTS

  For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

  Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $21,036,000 and $20,949,000 less than the first-in, first-out (FIFO) cost method at September 27, 1998 and September 28, 1997, respectively. Foreign inventories and limited categories of domestic inventories, totaling $35,186,000 for fiscal 1998 and $36,660,000 for fiscal 1997, are valued on the weighted average (foreign) and FIFO (domestic) cost methods.

PROPERTY AND DEPRECIATION

Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:

--------------------------------------------------------------------------------
Land improvements                        10 - 40              years

Buildings                                10 - 50              years

Machinery and equipment                   3 - 15              years
--------------------------------------------------------------------------------

  Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 20 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income. Property categories include $28,854,000 and $35,635,000 undepreciated construction in progress at September 27, 1998 and September 28, 1997, respectively.

INVESTMENTS

  The Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally it makes loans to and equity investments in a number of emerging growth companies, primarily through investments in certain venture capital funds. Real estate and financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $7,924,000 and $8,435,000 held for investment approximated their aggregate fair values at September 27, 1998 and September 28, 1997, respectively.

OTHER ASSETS

  Other assets include cash surrender value of Company owned life insurance
(COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $16,831,000 in 1998, $18,490,000 in 1997, and $18,564,000 in 1996, is
included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights and goodwill, are being amortized over 10 - 15 years.

FAIR VALUE DISCLOSURES

  The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of fixed rate obligations exceeds their recorded amounts by approximately $10,000,000 based on borrowing rates currently available to the Company for loans with similar terms and maturities. The Company reviews the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset. At September 27, 1998, the carrying value of the Company's long-lived assets and intangibles, including goodwill, was recoverable in all material respects.

ADVERTISING

  Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $20,721,000, $15,555,000 and $12,839,000 were included in the Company's results of operations for fiscal 1998, 1997 and 1996, respectively.

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

PER SHARE AMOUNTS

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," effective with the beginning of its first fiscal quarter of 1998 and, accordingly, basic and diluted net income per share amounts were determined based on the weighted average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The weighted average basic shares outstanding were 46,667,416 in 1998, 46,542,505 in 1997, and 46,416,242 in 1996.
As a result of outstanding stock options, the weighted average diluted shares outstanding were 46,964,423 in 1998, 46,825,469 in 1997 and 46,617,837 in 1996.
Common stock equivalents had no effect on the earnings for determination of per share amounts in 1998, 1997 and 1996.

STOCK OPTIONS

  As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to record compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, compensation cost of stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital stock.

DISCONTINUED OPERATIONS

  In fiscal 1996, the assets of Jordan Graphics, Inc., the business forms segment, were sold. The revenues of the discontinued operation were $17,293,000 (16 weeks) in fiscal year 1996. Operating profits were $123,000 for the same period and applicable taxes were $47,000.

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

RECLASSIFICATIONS

  To conform with classifications adopted in the current year, the financial statements for prior years reflect certain reclassifications which have no effect on net income.

NEW ACCOUNTING STANDARDS

COMPREHENSIVE INCOME: SFAS No. 130, "Reporting Comprehensive Income," will require, effective for the Company's fiscal year ending October 3, 1999, and for inclusive interim reporting periods, reporting in an additional basic financial statement the net income, as historically reported under generally accepted accounting principles, adjusted for each component of nonowner changes in shareholders' equity.

BUSINESS SEGMENTS AND RELATED INFORMATION: SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," will require, effective for the Company's fiscal year ending October 3, 1999, annual financial statements, and for interim and annual reporting periods in fiscal 2000 and thereafter, new standards of disclosure for information about operating segments of the enterprise and related disclosures about products and services, geographic areas and major customers.

DERIVATIVE INSTRUMENTS AND HEDGING: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," will be effective for the Company's fiscal year 2000. The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements and has not determined the timing of or method of adoption. Management does not expect the impact of adoption of this statement on the Company's financial position and results of operations to be material.

LEASES

  The Company leases certain equipment under agreements expiring during the next four years. Harris Teeter leases most of its stores under leases that expire during the next 21 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next seven years. Rent expenses were as follows:

--------------------------------------------------------------------------------
  (In thousands)                            1998           1997           1996
--------------------------------------------------------------------------------
Operating Leases:
Minimum                                   $59,720         $52,327        $43,282
Contingent                                  1,157             941          1,175
--------------------------------------------------------------------------------
Total                                     $60,877         $53,268        $44,457
--------------------------------------------------------------------------------

Future minimum lease commitments at September 27, 1998 (excluding leases assigned or expected to be assigned - see below) were as follows:

------------------------------------------------------------------------------------------
  (In thousands)                                          Capital Leases  Operating Leases
------------------------------------------------------------------------------------------
1999                                                          $    268        $ 58,764

2000                                                               268          56,119

2001                                                               268          52,995

2002                                                               268          51,672

2003                                                               173          50,826

Later years                                                         36         498,165
------------------------------------------------------------------------------------------
Total minimum lease payments                                  $  1,281        $768,541
------------------------------------------------------------------------------------------
Less amount representing interest
(Store premises, 6.75% - 10.25%, store equipment, 8% - 15%)        600
------------------------------------------------------------------------------------------
Present value of minimum lease obligations                         681

Less current portion                                               113
------------------------------------------------------------------------------------------
Long-term capital lease obligations                           $    568
------------------------------------------------------------------------------------------
Total minimum sublease rentals to be received
under noncancelable subleases                                                 $  2,504
------------------------------------------------------------------------------------------


  In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 11 years and the future minimum lease payments of $10,040,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 19 years and the future minimum lease payments related to these locations total $23,171,000 (approximating $2,074,000 per year for each of the next five years).

LONG-TERM DEBT

  Long-term debt at September 27, 1998 and September 28, 1997 was as follows:

------------------------------------------------------------------------------------
  (In thousands)                                                   1998        1997
------------------------------------------------------------------------------------
6.48% Senior Note due $7,143 annually March, 2005 through 2011   $ 50,000   $ 50,000
7.72% Senior Note due April, 2017                                  50,000     50,000
7.55% Senior Note due July, 2017                                   50,000     50,000
Revolving line of credit, variable rate, due February 2003         36,000     33,900
Industrial revenue bond, variable rate, due November 2000           2,500      2,500
Obligations under capital leases and other                          3,431      4,094
------------------------------------------------------------------------------------
  Total                                                           191,931    190,494
------------------------------------------------------------------------------------
  Less current portion                                                571        575
------------------------------------------------------------------------------------
  Total long-term debt                                           $191,360   $189,919
------------------------------------------------------------------------------------

  Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows: 1999 - $458,000; 2000 - $333,000; 2001 - $2,693,000; 2002 - $137,000; 2003 - $139,000. Additionally, in fiscal
2003, the revolving line of credit ($36,000,000 as of September 27, 1998) would mature; however, management expects to obtain the one year extension of term upon receipt of the mutual consent of lenders under the "evergreen" provisions of the loan agreement.
  In fiscal 1997, the Company executed an unsecured $50,000,000 7.72% Senior Promissory Note due April 15, 2017 and an unsecured $50,000,000 7.55% Senior Promissory Note due July 15, 2017, with a major insurance company. Proceeds from the Notes were used to repay a term note and reduce the amount borrowed under the revolving line of credit with three banks. During 1998 and 1997 the maximum outstanding borrowing under the revolving line of credit was $86,700,000 and

$100,000,000, respectively, and the average for the 364 days outstanding was $63,272,000 and $70,942,000, respectively. The daily weighted average interest rate (a variable rate related to the current published CD rate) was 6.1% and a commitment fee of .15% of the unused line was charged during 1998 and 1997. As of September 27, 1998, the Company had $64,000,000 of committed capacity available under its revolving credit facility.
  Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity or tangible net worth. At September 27, 1998, consolidated tangible net worth exceeded by $87,761,000 the balance which, under the most restrictive provisions, must be maintained through October 3, 1999. The requirement shall increase annually by 40% of consolidated net income for such year.
  Total interest expense on long-term debt was $16,596,000, $14,615,000, and $12,748,000 in 1998, 1997 and 1996, respectively.

CAPITAL STOCK

  The capital stock of the Company authorized at September 27, 1998 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.
  Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows:

                                                        Common
  (In thousands except share amounts)            Shares         Amount
------------------------------------------------------------------------
Balance at October 1, 1995                     46,373,666    $    54,816
------------------------------------------------------------------------
Shares issued under exercised stock options        94,424            661
Tax effect of disqualifying option stocks              --            117
Other                                              (6,800)             5
------------------------------------------------------------------------
Balance at September 29, 1996                  46,461,290    $    55,599
------------------------------------------------------------------------
Shares issued under exercised stock options       138,011          1,008
Tax effect of disqualifying option stocks              --            106
Other                                                  --             66
------------------------------------------------------------------------
Balance at September 28, 1997                  46,599,301    $    56,779
------------------------------------------------------------------------
Shares issued under exercised stock options       223,710          2,107
Shares purchased and retired                     (268,420)        (4,676)
Tax effect of disqualifying option stocks              --            381
Other                                                  --             95
------------------------------------------------------------------------
Balance at September 27, 1998                  46,554,591    $    54,686
------------------------------------------------------------------------

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

STOCK OPTIONS

     At September 27, 1998, the Company has 1982, 1988, 1993, 1995 and 1997
stock option plans which authorized options for 4,700,000 shares of common stock. Under the plans, the Company may grant to officers and management personnel incentive stock options which become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date, and which expire seven years from grant date. Additionally under the 1995 plan, the Company grants a single, one-time, nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors. Further, under the 1997 plan the Company may grant performance shares, stock awards, restricted stock and nonqualified stock options to employees and outside directors as well as incentive stock options to employees. Under each of the plans the exercise price of each option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of September 27, 1998, the Company may grant additional options for the purchase of 992,800 shares.

     A summary of the status of the Company's stock option plans as of September 27, 1998, September 28, 1997 and September 29, 1996, changes during the years ending on those dates, and related weighted average exercise price is presented below:


--------------------------------------------------------------------------------------------
  (Shares in thousands)                  1998                1997                1996
                                    Shares    Price   Shares     Price    Shares      Price
--------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,011    $ 10.99   1,116    $ 10.40     696       $ 9.07
Granted                               610      19.29     120      13.45     573        11.50
Exercised                            (235)      9.89    (181)      9.05     (97)        7.21
Forfeited                             (43)     14.10     (44)     10.64     (56)       10.81
--------------------------------------------------------------------------------------------
Outstanding at end of year          1,343      14.85   1,011      10.99   1,116        10.40
--------------------------------------------------------------------------------------------
Options exercisable at year-end       399    $ 11.50     422    $ 10.29     368       $ 9.14
--------------------------------------------------------------------------------------------


  The following table summarizes options outstanding and options exercisable as of September 27, 1998, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):



---------------------------------------------------------------------------------
                              OPTIONS OUTSTANDING            OPTIONS EXERCISEABLE
                             Shares      Remaining              Shares
Options Price per Share   Outstanding       Life    Price    Exercisable    Price
---------------------------------------------------------------------------------
$8.13 to   $   11.44           601          3.3    $10.89        302      $ 10.58
11.94 to       18.47           166          6.3     13.70         91        13.96
19.31 to       20.28           576          6.3     19.32          6        20.28
---------------------------------------------------------------------------------
$8.13 to   $   20.28         1,343          5.0    $14.85        399      $ 11.50
---------------------------------------------------------------------------------

  The weighted average fair value at date of grant for options granted during fiscal 1998, 1997 and 1996 was $5.44, $3.82 and $2.95 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

-----------------------------------------------------
                              1998     1997     1996
-----------------------------------------------------
Expected life (years)         5.1      4.9      5.0
Risk-free interest rate       5.80%    5.91%    5.74%
Volatility                   28.44%   28.65%   26.01%
Dividend yield                2.20%    2.10%    2.40%
-----------------------------------------------------

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in fiscal 1998, 1997 or 1996. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net income and basic and diluted net income per share would have been as follows:


-------------------------------------------------------------------
(In thousands, except per share data)    1998       1997      1996
-------------------------------------------------------------------
Net income - as reported               $46,772    $47,731  $ 42,802
           - pro forma                  45,846     47,381    42,375
Net income per share - as reported       $1.00      $1.02      $.92
                     - pro forma           .98       1.01       .91
-------------------------------------------------------------------

  The pro forma effect on net income for fiscal 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

INCOME TAXES

  The provision for income taxes consisted of the following:

--------------------------------------------------------
(In thousands)                1998      1997      1996
--------------------------------------------------------

Current
Federal                      $15,903   $12,803   $10,556
State and other                4,955     4,687     2,486
--------------------------------------------------------
                              20,858    17,490    13,042
--------------------------------------------------------

Deferred
Federal                        3,004     5,034     5,196
State and other                   60     1,047       969
--------------------------------------------------------
                               3,064     6,081     6,165
--------------------------------------------------------
Provision for income taxes   $23,922   $23,571   $19,207
--------------------------------------------------------


  Income from foreign operations before income taxes in fiscal 1998, 1997 and 1996 was $1,402,000, $4,520,000 and $1,390,000, respectively.
  Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows:

---------------------------------------------------------------------------------------------------
(In thousands)                                                      1998         1997        1996
---------------------------------------------------------------------------------------------------
Income tax on pre-tax income at the statutory
federal rate of 35%                                               $ 24,743    $ 24,956    $ 21,703

Increase (decrease) attributable to:

State and other income taxes, net of federal income tax benefit      3,748       3,265       1,806

COLI                                                                (3,528)     (3,528)     (4,261)

Other items, net                                                    (1,041)     (1,122)        (41)
---------------------------------------------------------------------------------------------------
Income tax expense                                                $ 23,922    $ 23,571    $ 19,207
---------------------------------------------------------------------------------------------------

  The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at September 27, 1998 and September 28, 1997 are as follows:

--------------------------------------------------------------------------------
  (In thousands)                                           1998           1997
--------------------------------------------------------------------------------

Deferred Tax Assets

Employee benefits                                        $6,483          $6,485

Reserves not currently deductible                         7,344           6,888

Other                                                     4,501           3,256
--------------------------------------------------------------------------------
Total deferred tax assets                               $18,328         $16,629
--------------------------------------------------------------------------------
Deferred Tax Liabilities

Property, plant and equipment                          $(55,607)       $(52,300)

Other capitalized costs                                  (4,337)         (3,747)

Other                                                    (9,276)         (8,410)
--------------------------------------------------------------------------------
Total deferred tax liabilities                         $(69,220)       $(64,457)
--------------------------------------------------------------------------------

INDUSTRY SEGMENT INFORMATION

  The Company operates primarily in two businesses: industrial thread (textile primarily) - American & Efird, and retail grocery (including the real estate and store development activities of the Company) - Harris Teeter. American & Efird manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets. Summarized information for fiscal 1998, 1997 and 1996 is as follows:


-------------------------------------------------------------------------------------
                                 Industrial     Retail
  (In millions)                   Thread       Grocery   Corporate (1)   Consolidated
-------------------------------------------------------------------------------------
1998

Net Sales                       $   355.2    $  2,132.2                    $  2,487.4
-------------------------------------------------------------------------------------
Gross Profit                        101.0         581.3                         682.3
-------------------------------------------------------------------------------------
Operating Profit                     42.1          52.1                          94.2
-------------------------------------------------------------------------------------
Assets Employed at Year End     $   285.7    $    578.9 $     67.0          $   931.6

Depreciation and Amortization        16.6          48.6        1.0               66.2

Capital Expenditures                 20.2          75.1        0.2               95.5

1997

Net Sales                       $   368.9    $  1,931.2                    $  2,300.1
-------------------------------------------------------------------------------------
Gross Profit                        106.8         525.4                         632.2
-------------------------------------------------------------------------------------
Operating Profit                     49.1          45.7                          94.8
-------------------------------------------------------------------------------------
Assets Employed at Year End     $   299.7    $    521.7 $     63.8          $   885.2

Depreciation and Amortization        15.4          42.5        0.8               58.7

Capital Expenditures                 28.9          86.2        0.2              115.3
-------------------------------------------------------------------------------------
1996

Net Sales                       $   309.5    $  1,833.0                    $  2,142.5
-------------------------------------------------------------------------------------
Gross Profit                         89.0         492.4                         581.4
-------------------------------------------------------------------------------------
Operating Profit                     34.7          48.4                          83.1
-------------------------------------------------------------------------------------
Assets Employed at Year End     $   263.5    $    476.9 $     61.3          $   801.7

Depreciation and Amortization        12.3          37.6        1.3               51.2

Capital Expenditures                 35.6(2)       83.2        4.5              123.3
-------------------------------------------------------------------------------------

(1) Corporate Assets Employed include investment assets and the net cash surrender value of Company owned life insurance.
(2) Includes the purchase of certain assets of Threads USA.

COMMITMENTS AND CONTINGENCIES

  Substantially all domestic full-time employees of the Company and its subsidiaries participate in non-contributory defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy is to contribute annually the minimum amount required by regulatory authorities.
  The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at September 27, 1998 and September 28, 1997:

----------------------------------------------------------------------------------
  (In thousands)                                              1998         1997
----------------------------------------------------------------------------------
Actuarial present value of benefit obligations:

Vested benefits                                            $  98,533    $  82,676

Nonvested benefits                                             4,732        3,677
----------------------------------------------------------------------------------
Accumulated benefit obligations                              103,265       86,353

Effect of projected future compensation levels                25,657       23,838
----------------------------------------------------------------------------------
Projected benefit obligations                                128,922      110,191

Plans' assets at fair market value                            98,412       92,611
----------------------------------------------------------------------------------
Projected benefit obligations in excess of plans' assets     (30,510)     (17,580)

Unrecognized net asset at September 30, 1985, net of
  amortization, being amortized over 15 - 20 years             1,147        1,541

Unrecognized net loss due to past experience
  different from assumptions made                            (26,761)     (14,215)
----------------------------------------------------------------------------------
Unfunded accrued pension cost                              $  (4,896)   $  (4,906)
----------------------------------------------------------------------------------

  The plans' assets consist primarily of U. S. government securities, corporate bonds, cash equivalents and domestic equities, all managed by two banks. The contribution payable at September 27, 1998 and September 28, 1997, required to be paid by due date of the federal income tax return, was $2,501,000 and $1,462,000, respectively.
  In 1998 (1997), a 6.8% (7.5%) weighted average discount rate and 4.5% (5%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8% for both years.
  Pension expense for defined benefit plans for fiscal 1998, 1997, and 1996 included the following components:

----------------------------------------------------------------------------
  (In thousands)                              1998        1997        1996
----------------------------------------------------------------------------

Benefits earned by employees                $  5,592    $  4,464    $  4,033

Interest on projected benefit obligations      8,531       7,789       7,135

Actual return on plan assets                  (4,366)    (11,560)     (4,635)

Net amortization and deferral                 (3,142)      5,356      (1,143)
----------------------------------------------------------------------------
Net pension expense                         $  6,615    $  6,049    $  5,390
----------------------------------------------------------------------------

The Company also has an Employee Stock Ownership Plan (ESOP), a profit-sharing plan and certain other plans. Expenses under these plans were as follows:
----------------------------------------------------------------------------
(In thousands)                                  1998        1997        1996
----------------------------------------------------------------------------
ESOP                                        $  8,043    $  8,733    $  7,866
----------------------------------------------------------------------------
Profit-sharing                                 1,609       3,098       1,699
----------------------------------------------------------------------------
Other                                          2,525       2,517       2,266
----------------------------------------------------------------------------

  The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.
  As a result of federal legislation which will phase out interest deductions on certain policy loans and thereby significantly diminish the favorable tax attributes of Company owned life insurance ("COLI") as of January 1, 1999, the Company expects that its effective income tax rates will be only slightly below statutory rates domestically. The Company recorded income tax reductions of approximately $24 million cumulatively as the result of COLI interest deductions from October 1993 through fiscal year ending September 27, 1998. The Internal Revenue Service, on a comprehensive national level, is evaluating its position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In March 1998, the IRS issued a Technical Advice Memorandum regarding the COLI deductibility of a taxpayer unrelated to the Company. Management understands that the adverse position taken by the IRS will be subjected to extensive challenges in the courts. In the event that the IRS prevails, this outcome could result in a material impact upon the Company's future income taxes and results of operations.
  See "Leases" for additional commitments and contingencies.

QUARTERLY INFORMATION (UNAUDITED)

  The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of September 27, 1998, there were 5,517 holders of record of common stock.
--------------------------------------------------------------------------------
                                          First    Second     Third     Fourth
(In millions, except per share data      Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
1998 Operating Results

Net Sales                               $   617.6 $   616.3 $   620.5 $   633.0

Net Income                                   12.0      11.4      10.3      13.1

Net Income Per Share                          .26       .24       .22       .28

Dividend Per Share                            .08       .08       .08       .08

Market Price Per Share

  High                                     21 3/8    19 7/8   19 1/16   18 5/16

  Low                                      14 5/8    15 7/8        17        15
--------------------------------------------------------------------------------
1997 Operating Results

Net Sales                               $   574.1 $   563.9 $   579.8 $   582.3

Net Income                                   11.6      11.2      13.0      11.9

Net Income Per Share                          .25       .24       .28       .25

Dividend Per Share                            .08       .08       .08       .08

Market Price Per Share

  High                                     13 7/8    17 3/4    16 3/4    16 5/8

  Low                                      12 3/8    13 1/4        14        14
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Ruddick Corporation:
      We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of September 27, 1998, and September 28, 1997, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended September 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of September 27, 1998 and September 28, 1997, and the results of their operations and their cash flows for each of three years in the period ended September 27, 1998 in conformity with generally accepted accounting principles.


Charlotte, North Carolina                            /s/ Arthur Anderson LLP
October 23, 1998

ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY

----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)        1998            1997          1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------
 Net Sales

  American & Efird                                $   355,147    $   368,877    $   309,459     $    297,963      $ 277,016

  Harris Teeter                                     2,132,223      1,931,212      1,833,042        1,711,813      1,578,880
----------------------------------------------------------------------------------------------------------------------------
   Total Net Sales                                $ 2,487,370    $ 2,300,089    $ 2,142,501      $ 2,009,776    $ 1,855,896
----------------------------------------------------------------------------------------------------------------------------
Operating Profit

  American & Efird                                $    42,070    $    49,165    $    34,684      $    34,614    $    26,916

  Harris Teeter                                        52,126         45,671         48,459           42,114         37,032
----------------------------------------------------------------------------------------------------------------------------
   Total Operating Profit                         $    94,196    $    94,836    $    83,143      $    76,728    $    63,948
----------------------------------------------------------------------------------------------------------------------------
Net Income                                        $    46,772    $    47,731    $    42,802      $    39,267    $    31,811

Net Income Per Share                                     1.00           1.02            .92              .84            .67

Common Dividend                                           .32            .32            .26              .25            .22
----------------------------------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
  Depreciation and Amortization                   $   152,851    $   144,583    $   125,390      $   114,385    $    99,166
----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                              $   410,725    $   380,507    $   346,856      $   316,236    $   291,209

Percent Return on Beginning Equity                       12.3%          13.8%          13.5%            13.5%          11.6%

Book Value Per Share                              $      8.82    $      8.17    $      7.47      $      6.82    $      6.28
----------------------------------------------------------------------------------------------------------------------------
Capital Expenditures

  American & Efird                                $    20,246    $    28,878    $    35,605(2)   $    16,359    $    20,416

  Harris Teeter                                        75,082         86,237         83,204           81,447         46,349

  Corporate                                               145            184          4,471              399             35
----------------------------------------------------------------------------------------------------------------------------
   Total Capital Expenditures                     $    95,473    $   115,299    $   123,280      $    98,205    $    66,800
----------------------------------------------------------------------------------------------------------------------------
Working Capital                                   $    87,333    $    88,893    $    65,134      $    73,741    $    93,387

Total Assets                                      $   931,618    $   885,243    $   801,702      $   715,318    $   634,599

Long-Term Debt - Including Current Portion        $   191,931    $   190,494    $   164,435      $   128,952    $   109,567

Long-Term Debt as a Percent of Capital Employed          31.6%          33.1%          32.2%            29.0%          27.3%

Number of Employees                                    20,700         19,700         20,100           19,850         18,610

Number of Beneficial Shareholders
  Including Employee/Owners                            21,000         19,100         16,700           14,500         14,100

Common Shares Outstanding                          46,554,591     46,599,301     46,461,290       46,373,666     46,352,214
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)       1993(1)         1992            1991           1990           1989
--------------------------------------------------------------------------------------------------------------------------
 Net Sales

  American & Efird                                $   264,814    $   243,324    $   208,649    $   199,115    $   190,004

  Harris Teeter                                     1,412,315      1,270,430      1,213,127      1,164,445      1,053,467
--------------------------------------------------------------------------------------------------------------------------
   Total Net Sales                                $ 1,677,129    $ 1,513,754    $ 1,421,776    $ 1,363,560    $ 1,243,471
--------------------------------------------------------------------------------------------------------------------------
Operating Profit

  American & Efird                                $    30,551    $    28,510    $    22,589    $    18,403    $    17,732

  Harris Teeter                                        29,845         31,067         34,329         32,212         27,444
--------------------------------------------------------------------------------------------------------------------------
   Total Operating Profit                         $    60,396    $    59,577    $    56,918    $    50,615    $    45,176
--------------------------------------------------------------------------------------------------------------------------
Net Income                                        $    33,873    $    30,789    $    26,786    $    24,031    $    20,190

Net Income Per Share                                      .71            .65            .59            .55            .47

Common Dividend                                           .21            .20            .19            .18            .16
--------------------------------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
  Depreciation and Amortization                   $    97,490    $    96,047    $    89,025    $    80,389    $    71,927
--------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                              $   274,740    $   255,403    $   233,566    $   184,371    $   158,921

Percent Return on Beginning Equity                       13.3%          13.2%          14.5%          15.1%          14.0%

Book Value Per Share                              $      5.87    $      5.44    $      4.98    $      4.54    $      4.07
--------------------------------------------------------------------------------------------------------------------------
Capital Expenditures

  American & Efird                                $    19,433    $    16,399    $    11,417    $    15,923    $    14,742

  Harris Teeter                                        33,683         25,910         30,903         27,376         31,611

  Corporate                                                27          4,039             60          2,323          2,975
--------------------------------------------------------------------------------------------------------------------------
   Total Capital Expenditures                     $    53,143    $    46,348    $    42,380    $    45,622    $    49,328
--------------------------------------------------------------------------------------------------------------------------
Working Capital                                   $   103,191    $   105,527    $    79,640    $    74,688    $    60,724

Total Assets                                      $   580,807    $   535,407    $   498,458    $   468,295    $   439,104

Long-Term Debt - Including Current Portion        $   104,173    $    97,280    $    83,850    $   115,266    $   115,757

Long-Term Debt as a Percent of Capital Employed          27.5%          27.6%          26.4%          38.5%          42.1%

Number of Employees                                    17,120         13,720         13,500         13,185         13,100

Number of Beneficial Shareholders
  Including Employee/Owners                            14,600         12,900         11,400         11,100         11,000

Common Shares Outstanding                          46,036,146     46,124,798     46,002,708     39,321,300     37,551,972
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------
(Dollars in thousands, except per share data)        1988(1)
--------------------------------------------------------------
 Net Sales

  American & Efird                                 $   181,733

  Harris Teeter                                        894,035
--------------------------------------------------------------
   Total Net Sales                                 $ 1,075,768
--------------------------------------------------------------
Operating Profit

  American & Efird                                 $    17,645

  Harris Teeter                                         21,102
--------------------------------------------------------------
   Total Operating Profit                          $    38,747
--------------------------------------------------------------
Net Income                                         $    18,379

Net Income Per Share                                       .44

Common Dividend                                            .15
--------------------------------------------------------------
Earnings Before Interest, Taxes,
  Depreciation and Amortization                    $    61,078
--------------------------------------------------------------
Shareholders' Equity                               $   144,727

Percent Return on Beginning Equity                        14.0%

Book Value Per Share                               $      3.72
--------------------------------------------------------------
Capital Expenditures

  American & Efird                                 $    17,219

  Harris Teeter                                         31,168

  Corporate                                                 81
--------------------------------------------------------------
   Total Capital Expenditures                      $    48,468
--------------------------------------------------------------
Working Capital                                    $    52,415

Total Assets                                       $   419,465

Long-Term Debt - Including Current Portion         $   109,332

Long-Term Debt as a Percent of Capital Employed           43.0%

Number of Employees                                     12,300

Number of Beneficial Shareholders
  Including Employee/Owners                             10,500

Common Shares Outstanding                           37,391,660
--------------------------------------------------------------

(1) 53-week year
(2) Includes purchase of assets of Threads USA

                                       38