Form 10-K, Exhibit 13
period 1999-10-03
RUDDICK CORP
filed 1999-12-23
CIK 85704

EXHIBIT 13










                               RUDDICK CORPORATION

                       1999 ANNUAL REPORT TO SHAREHOLDERS:

                        CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Exhibit 13

                    Ruddick Corporation Financial Highlights


(Dollars in thousands, except per share data)        1999         1998

Net Sales                                         $2,624,774   $2,487,370
Total Operating Profit                               104,055       94,196
Earnings Before Interest, Taxes, Depreciation and
    Amortization (EBITDA)                            166,699      152,851
Net Income                                            50,714       46,772
Net Income Per Share
         Basic                                          1.09         1.00
         Diluted                                        1.08         1.00
Dividend Per Share                                       .33          .32
Total Assets                                         970,114      931,618
Shareholders' Equity                                 443,683      410,725
Book Value Per Share                                    9.55         8.82


(Dollars in thousands, except per share data)         1997          1996
Net Sales                                          $2,300,089    $2,142,501
Total Operating Profit                                 94,836        83,143
Earnings Before Interest, Taxes, Depreciation and
    Amortization (EBITDA)                             144,583       125,390
Net Income                                             47,731        42,802
Net Income Per Share
         Basic                                           1.02           .92
         Diluted                                         1.02           .92
Dividend Per Share                                        .32           .26
Total Assets                                          885,243       801,702
Shareholders' Equity                                  380,507       346,856
Book Value Per Share                                     8.17          7.47

(Dollars in thousands, except per share data)        1995
Net Sales                                         $2,009,776
Total Operating Profit                                76,728
Earnings Before Interest, Taxes, Depreciation and
    Amortization (EBITDA)                            114,385
Net Income                                            39,267
Net Income Per Share
         Basic                                           .84
         Diluted                                         .84
Dividend Per Share                                       .25
Total Assets                                         715,318
Shareholders' Equity                                 316,236
Book Value Per Share                                    6.82

Management's Discussion and Analysis of Financial Condition and Results of
 Operations

Results of Operations - Fiscal 1999 Compared to Fiscal 1998
         For the 53-week fiscal year ended October 3, 1999, consolidated sales of $2.6 billion increased 5.5% over the $2.5 billion reported in the 52-week 1998 fiscal year. Consolidated fiscal 1999 net income of $50.7 million increased 8% from the $46.8 million reported last year. Basic and diluted earnings per share were $1.09 and $1.08, respectively, in fiscal 1999 compared to $1.00 for both in fiscal 1998. The adoption during the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share," had no effect on the net income per share for the respective periods. The increase in net income for fiscal 1999 resulted primarily from increased operating profit at both Harris Teeter, the Company's retail grocery subsidiary, and American & Efird (A&E), the industrial thread subsidiary, partially offset by a higher effective income tax rate for the Company. The Company's effective income tax rate rose to 37.7% (33.8% in 1998), driven by reduced tax benefits from Company-owned life insurance (COLI). As a result of 1996 federal tax legislation, certain policy loan interest which had been partially deductible for income taxes during a three-year phaseout period was no longer deductible effective January 1, 1999.

Harris Teeter, Inc. Sales grew by 7% for the 53-week fiscal 1999 to $2.3 billion from $2.1 billion in the 52-week fiscal 1998. The sales increase was primarily due to a 5% expansion in store square footage during the fiscal year, as well as the promotional, advertising and customer service activities for new and existing stores in the intensely competitive market environment in the southeastern United States. Further, the rate of food inflation continued to be modest. Harris Teeter sales for stores in operation during both fiscal years increased by .9% in fiscal 1999, compared to 4.8% in fiscal 1998. Overall, chain-wide grocery sales of the current fiscal year grew by 7% and accounted for 51% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 5% to 10% and accounted for 41% of the sales increase. The overall sales growth was achieved despite a disruption of net sales in certain stores during a period of transition associated with the third quarter exchange of 11 western Virginia stores for 10 Kroger stores in the Greensboro and Winston-Salem, North Carolina market areas. This market realignment afforded the potential to achieve enhanced distribution efficiency and better utilization of advertising costs. Harris Teeter closed its 11 Virginia stores in May and opened eight of the newly acquired Kroger stores during June and July of the fiscal year. Sales lost during this transition period were partially offset by an increase in sales at existing Harris Teeter stores in the region.

         Gross profit increased by 7% to $621.3 million in fiscal 1999 from $581.2 million in fiscal 1998. Operating profit expanded by 6%, to $55.5 million in fiscal 1999 from $52.1 million in fiscal 1998. These results were primarily due to higher net sales and improved expense controls, the benefits of which were partially offset by non-recurring expenses associated with the closings of the western Virginia stores and the opening of the new stores. The pre-tax cost of the exchange of stores was not materially different from the $5.5 million estimate reported by the Company at the time of the transaction. For both fiscal 1999 and 1998, the operating margin on sales remained flat at approximately 2.44%.
         At the end of fiscal 1999, 147 stores were in operation, compared to 144 a year ago. Sixteen new stores were opened during the year, including eight former Kroger stores in the Greensboro and Winston-Salem, North Carolina area, and 13 stores were closed, including 11 in western Virginia which were acquired by Kroger. Harris Teeter expanded its market boundaries this year by opening its first two stores in the Jacksonville, Florida area.

American & Efird, Inc. In the 53-week fiscal 1999, A&E's sales of $351.6 million fell 1% from $355.1 million in 52-week fiscal 1998, reflecting the approximately $3.8 million of prior year sales of A&E's Korean operations, which were closed in June of 1998. In 1999, the sales decline was primarily in industrial sewing thread, although consumer thread and notions sales also decreased slightly. Sales of A&E's industrial thread in the U.S. in both years declined as the result of the shift of its customers' production to Mexico and the Caribbean Basin countries, the growth of low-priced apparel imports and a change in consumer buying trends to more designer apparel, resulting in fewer units sold at retail. In fiscal 1999, weak demand for industrial thread in the U.S. resulted in decreased sales during the first and second quarters, although overall business conditions improved in the second half of the year. In A&E's foreign operations, while business conditions were somewhat soft in Europe, sales increases were achieved in the majority of its international markets. In addition to the anticipated continuation of growth in international markets, A&E expects that its ability to meet the increasing demands of its customers for top quality, high performance industrial thread in the apparel, home furnishings and other markets will provide an opportunity for future growth in sales.

         Gross profit increased by 5% to $106.1 million in fiscal 1999 from $101.0 million in the prior year, primarily as a result of the additional operating week in the 1999 fiscal year and increased productivity in manufacturing operations. Operating profit improved by 16% to $48.6 million in fiscal 1999 compared to $42.1 million in the prior year, reflecting primarily the negative impact of $5.4 million in operating losses in Korea in fiscal 1998. A&E's productivity improved during fiscal 1999 due to continued modernization and due to the consolidation of a Charlotte, North Carolina distribution center and the company's Salisbury, North Carolina dyehouse into existing facilities in Gastonia, North Carolina.

         Sales by foreign operations in fiscal 1999 increased by 13% over fiscal 1998. Foreign operations contributed 30% of A&E's total sales and 16% of its operating profits in fiscal 1999. During the fourth quarter of fiscal 1999, A&E withdrew from its attempt to acquire Hicking Pentecost PLC, a United Kingdom-based industrial thread manufacturer. While foreign sales and profits were still not material to the Company's consolidated results of operations, growth in international sales continued during fiscal 1999. With the exception of Europe, all major foreign operations improved profitability in fiscal 1999, with NAFTA continuing to drive strong performances in Canada and Mexico. Export sales also expanded during fiscal 1999.

Results of Operations - Fiscal 1998 Compared to Fiscal 1997
         For fiscal 1998, consolidated sales of $2.5 billion increased 8% over the $2.3 billion reported in fiscal 1997. Consolidated net income of $46.8 million fell 2% from the $47.7 million reported for fiscal 1997. Basic and diluted earnings per share were $1.00 in fiscal 1998 compared to $1.02 in fiscal 1997. The adoption during the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share," had no effect on the net income per share for the respective periods. The decrease in net income for fiscal 1998 was primarily due to lower operating profits at A&E, which related largely to its Korean operations, not fully offset by the increased operating profit of Harris Teeter. Further, in fiscal 1998, the Company's effective income tax rate rose to 33.8% (33.0% in 1997), driven by reduced tax benefits from Company-owned life insurance (COLI). Federal tax legislation in 1996 restricted the deductibility of certain interest on policy loans to 90% of the total in 1997 and 80% in 1998.

Harris Teeter, Inc. Sales advanced by 10% in fiscal 1998 to $2.1 billion. Despite the highly competitive environment for the supermarket industry in general, Harris Teeter sales for stores in operation in both periods increased by 4.8% in fiscal 1998, compared to .1% in fiscal 1997. Sales increases were due to the 7% expansion in store square footage over the course of the year and the favorable comparable store sales growth which was primarily attributable to successful promotional and merchandising activities related to the Very Important Customer (VIC) loyalty card program. Grocery sales grew by 10% and accounted for 49% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 8% to 14% and accounted for 39% of the sales increase. Gross profit increased by 11% to $581.2 million in fiscal 1998 from $525.4 million in the prior year. Operating profit expanded by 14%, to $52.1 million in fiscal 1998 from $45.7 million in fiscal 1997. These results were primarily due to the very specific productivity enhancement and cost management initiatives put in place during 1997 and 1998, and the higher sales level in fiscal 1998.

         At the end of fiscal 1998, 144 stores were in operation, compared to 138 at the end of fiscal 1997. During fiscal 1998, ten new stores were opened, one of which was a replacement, and four less profitable stores were closed.

American & Efird, Inc. For fiscal 1998, sales fell by 4% from fiscal 1997 to $355.2 million. The sales decline was primarily in industrial sewing thread, while consumer thread and notions sales increased. The decrease was due to a relative softness in demand for thread in U.S. markets and a reduction in exports, offset in part by strong growth in A&E's foreign sales. During fiscal 1997, sales growth had been driven by good market conditions in most major industries served by A&E, while in fiscal 1998 U.S. sales were impacted by the shift of business to Mexico and the Caribbean Basin countries, the growth of low-priced Asian imports and a shift in consumer buying trends to more designer apparel, resulting in fewer units sold. In A&E's foreign operations, fiscal 1998 sales increases were achieved in all markets except Korea and Hong Kong, and were especially strong in Mexico and Central America.

         Gross profit in fiscal 1998 declined by 5% to $101.0 million from $106.8 million in fiscal 1997 as a result of lower sales and the pressure on margins in the very competitive environment. Operating profit fell by 14% to $42.1 million in fiscal 1998 compared to $49.1 million in the prior year and was negatively impacted by the decrease in volume, the deterioration of business conditions in Korea and costs associated with the withdrawal from that country. In total, Korean operations and withdrawal reduced operating profit for the fiscal year 1998 by $5.4 million, or $3.8 million after tax. In addition to the $3.1 million pre-tax charge for the costs of withdrawal, Korean losses were affected by currency translation, bad debt write-offs and inventory adjustments. A&E Korea's sales were $3.8 million in the nine months of operation in 1998 and $5.8 million in 1997. Further, A&E's profitability declined as improved manufacturing productivity from the completion of the integration of Threads USA was more than offset by the unfavorable effects of reduced manufacturing schedules. A new customer support center, which opened in late 1998, consolidated all customer interface functions, including sales support and administration, customer service, credit and marketing, and enhanced efficiency and lowered costs.

         Excluding Korea, sales by foreign operations made up 25% of A&E's total sales and 8% of its operating profit in fiscal 1998. While foreign sales and profits were still not material to the Company's consolidated results of operations, international sales continued to build significantly. NAFTA continued to drive strong performances in Canada and Mexico, and apparel manufacturing continued to increase in Latin America. The A&E majority-owned joint venture in China also evidenced growth.

Capital Resources and Liquidity
         Ruddick Corporation is a holding company which, through its wholly owned subsidiaries, Harris Teeter, Inc. and American & Efird, Inc., is engaged in the primary businesses of regional supermarket operations and industrial sewing thread manufacture and distribution, respectively. Ruddick has no material independent operations, nor material assets, other than the investments in its operating subsidiaries. Ruddick provides a variety of services to its subsidiaries and is dependent upon income and upstream dividends from its subsidiaries. There exist no restrictions on such dividends, which are determined as a percentage of net income of each subsidiary.

         The Company strives to achieve a goal of earning at least a 15% return on beginning shareholders' equity. The return on beginning equity was 12.3% in both 1999 and 1998. At the same time, the Company seeks to limit long-term debt such that it constitutes no more than 40% of capital employed, which includes long-term debt, minority interest and shareholders' equity. As of the end of fiscal 1999, this percentage was 30.7%, a decrease from last year's 31.6%.

         The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 1999 was $82.8 million, and $40.8 million was outstanding at year end. The majority of the borrowings under Ruddick's revolving credit facilities were used for capital expenditures. Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt.

         Working capital as of the fiscal years ended 1999, 1998 and 1997 was $120.0 million, $87.3 million and $88.9 million, respectively. The increase of $32.7 million in fiscal 1999 was primarily the result of an increase in inventories and other current assets, and a decrease in accrued liabilities. The current ratio was 1.5 at October 3, 1999 and 1.4 at September 27, 1998.

         Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The Company remains well within such covenants. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

         In fiscal 1999, capital expenditures were $96.9 million. In fiscal 2000, capital expenditures are expected to be not more than $130 million. For further modernization and expansion, American & Efird expects to spend about $30 million. In the very competitive southeast U.S. grocery market, Harris Teeter has capital expenditure plans totaling about $100 million. The Harris Teeter estimates include the fiscal year 2000 opening of 12 new stores. New store locations include two in North Carolina, three in Virginia, one in Maryland, five in Georgia and one in Tennessee. Management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.

Other Matters
Year 2000 Compliance The Company has substantially completed the process of the modification or conversion of all mission-critical Company computer (IT) systems, as well as all mission-critical non-IT systems which have embedded technology such as microcontrollers, to provide for proper functioning beyond calendar year 1999. During the fiscal year ended September 28, 1997, the Company had instituted plans and initiated its Year 2000 remediation programs by which it would complete such remediation by the end of April 1999 in the U.S. and June 1999 in its foreign operations, including final testing in all operations worldwide by September 1999. Such remediation plans have been modified as the project progressed, and routine periodic reports have displayed that the project activities are on schedule with the requirements of the latest Year 2000 remediation and testing plans. At both Harris Teeter and A&E, the assessment, technical plan development and remediation phases have been fully completed. Management believes that, on a worldwide basis, all mission-critical systems and programs have been remediated and are fully compliant. Date simulation testing, which has been ongoing throughout the Year 2000 conversion, is complete on all mission-critical systems and programs. Additional compliance testing will continue throughout calendar year 1999 as an added safeguard and in response to any ongoing code changes or upgrades by software suppliers. The combined companies have spent $2.8 million cumulatively for Year 2000 compliance since project inception and expect to spend $300,000 more during the remainder of calendar year 1999 in order to complete the project. Maintenance and modification costs are expensed as incurred, while the costs of new software are capitalized and amortized over the software's useful life. The Company has formal correspondence programs with its major suppliers and its major thread customers, of which no single customer exceeds 9% of A&E sales, for inquiry, monitoring and assessing their Year 2000 remediation plans and efforts. All costs of their remediation will be borne by the suppliers and customers. Management expects that the costs of the Company's Year 2000 remediation will have no material impact on its results of operations, liquidity and capital resources and further, that resources are available to complete the modification and conversion as planned. It must be recognized, however, that failure to do so could have a material adverse effect on the Company's future results of operations. The Company has developed contingency plans to address the potential worst-case scenarios which could conceivably evolve in mission-critical systems, presumably as a result of the lack of readiness of outside parties. These plans include temporary and manual procedures to follow in the event of a system or subsystem failure. In reference to the supply of goods and services by vendors, the contingency plans will largely take into account the vendors' progress to adequately address the Year 2000 issue.

         At both A&E and Harris Teeter, the contingency plans were developed to mitigate the potential impacts of system, equipment or supplier disruptions. These plans include temporary, manual procedures for each function in the procurement, production, warehousing, distribution and revenue cycles of the businesses. Further, alternate sources to supply materials and product have been determined, and appropriate levels of increased inventories are expected to be maintained. These plans have been completed and fully documented in worldwide operations. Additionally, at Harris Teeter, contingency plans further encompassed the specific potential adversities that could effect the retail store operations, such as the potential of disruptions in point of sale register systems, retail price management, cash management, debit and credit card operations and store inventory replenishment. To a large extent, the contingency plans engage temporary, manual solutions to each potential random disruption. While the companies will have remediated and tested all mission-critical systems, the possibility still exists for random equipment failures, power outages or system failures of vendors and suppliers. Although the contingency plans of the Company have been thoroughly and prudently developed, it must be recognized that disruptions caused by third parties which may be more than random occurrences or may be catastrophically extensive, could have a material adverse effect on the Company's results of operations.

Income Taxes As a result of federal legislation which phased out, effective January 1, 1999, interest deductions on certain insurance policy loans and thereby significantly diminished the favorable tax attributes of COLI, the Company's effective income tax rate, in comparison to the prior fiscal year, has risen to a level slightly below statutory rates domestically. The Company has recorded income tax reductions of approximately $25 million cumulatively as the result of COLI interest deductions from October 1993 through December 27, 1998. The Internal Revenue Service (IRS), on a comprehensive national level, is pursuing an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS issued Technical Advice Memoranda regarding the COLI deductibility to taxpayers unrelated to the Company. Further, on October 19, 1999, the Tax Court ruled, in a single judge's decision, that Winn-Dixie Stores, Inc., was not entitled to deduct interest on policy loans from its COLI program, finding that the program lacked economic substance. Management understands that the adverse position taken by the IRS will be subjected to extensive further challenges in the courts, not only by Winn-Dixie but also by many other large corporations with similar life insurance programs. On June 17, 1999, the IRS issued a notice of assessment of tax to the Company for the amounts of COLI loan interest deducted in fiscal years 1994 and 1995. If the IRS were to prevail, the income tax payable (including federal and state amounts) would total approximately $7.4 million, for 1994 and 1995, and for all years a total of $29.2 million, including interest thereon. The Company strongly disagrees with the position of the IRS, has begun the appeal of the assessment and intends to vigorously pursue justice through the taxpayer appeals process and, if necessary, the judicial system. In the event that the IRS prevails, this outcome would result in a material impact upon the Company's future income taxes and results of operations.

Regarding Forward-Looking Statements
         The foregoing discussion contains some forward-looking statements about the Company's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

         Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include the following:
o generally adverse economic and industry conditions, including a decline in consumer demand for apparel products or significant changes in consumer food preferences or eating habits,
o changes in the competitive environment, including increased competition in the Company's primary geographic markets, the entry of new competitors and consolidation in the supermarket industry,
o economic or political changes in the countries in which the Company operates or adverse trade regulations,
o the passage of future tax legislation, or any regulatory or judicial position which prevails, if any, that could have an adverse impact on the tax benefits of COLI,
o management's ability to accurately predict the adequacy of the Company's present liquidity to meet future requirements,

o changes in the Company's capital expenditures, new store openings and store closings, and
o non-availability of resources for the Company, or its suppliers and customers, to complete their respective Year 2000 compliance effectively.

                          Consolidated Balance Sheets

                                                  October 3         September 27
(Dollars in thousands)                               1999               1998

ASSETS
Current Assets
Cash and Cash Equivalents                         $  14,467         $  16,668
Accounts Receivable, Less Allowance For Doubtful
         Accounts: 1999, $3,233; 1998, $2,046        76,827            76,948
Inventories                                         223,694           211,404
Other Current Assets                                 43,886            27,733
                                                  ---------         ---------
         Total Current Assets                       358,874           332,753
                                                  ---------         ---------
Property
Land and Buildings                                  179,837           166,334
Machinery and Equipment                             613,252           568,078
Leasehold Improvements                              176,074           146,926
Assets Under Capital Leases                           1,920             1,920
                                                  ---------         ---------
         Total, at Cost                             971,083           883,258
Accumulated Depreciation and Amortization           431,526           369,470
                                                  ---------         ---------
         Property, Net                              539,557           513,788
                                                  ---------         ---------
Investments and Other Assets
Investments                                          16,511            17,675
Other Assets                                         55,172            67,402
                                                  ---------         ---------
         Total Assets                            $  970,114        $  931,618
                                                  =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes Payable                                    $      177        $    2,411
Current Portion of Long-term Debt                       429               571
Dividends Payable                                         -             3,726
Accounts Payable                                    143,095           146,149
Federal and State Income Taxes                       14,986             5,456
Accrued Compensation                                 28,179            28,033

Accrued Interest                                      4,208            19,602
Other Accrued Liabilities                            47,794            39,472
                                                   --------          --------
         Total Current Liabilities                  238,868           245,420
                                                   --------          --------
Non-Current Liabilities
Long-term Debt                                      198,532           191,360
Deferred Income Taxes                                59,774            55,906
Other Liabilities                                    24,531            23,694
Minority Interest                                     4,726             4,513
                                                   --------          --------
Commitments and Contingencies
Shareholders' Equity
Common Stock - Shares Outstanding:
         1999 - 46,451,240;
         1998 - 46,554,591                           52,137            54,686
Retained Earnings                                   393,699           358,328
Cumulative Translation Adjustments                   (2,153)           (2,289)
                                                   --------          --------
         Shareholders' Equity                       443,683           410,725
                                                   --------          --------
         Total Liabilities and
         Shareholders' Equity                    $  970,114        $  931,618
                                                   ========          ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


            Statements of Consolidated Income and Retained Earnings



                                                   For the Fiscal Years Ended,
                                                 October 3        September 27
(Dollars in thousands except per share data)       1999               1998

Net Sales                                        $2,624,774       $  2,487,370
                                                 ----------       ------------
Cost of Sales                                     1,897,397          1,805,088
Selling, General and Administrative Expenses        623,322            588,086
                                                 ----------       ------------
Operating Profit                                    104,055             94,196
                                                 ----------       ------------
Net Interest Expense                                 14,686             15,973
Other Administrative Expense, Net                     7,980              7,529
                                                 ----------       ------------
Income Before Taxes                                  81,389             70,694
Taxes                                                30,675             23,922
                                                 ----------       ------------
Net Income                                           50,714             46,772
Retained Earnings at Beginning of Fiscal Year       358,328            326,488



                                                 For the Fiscal Years Ended,
                                                        September 28
(Dollars in thousands except per share data)                1997

Net Sales                                               $  2,300,089
                                                        ------------
Cost of Sales                                              1,667,858
Selling, General and Administrative Expenses                 537,395
                                                        ------------
Operating Profit                                              94,836
                                                        ------------
Net Interest Expense                                          14,558
Other Administrative Expense, Net                              8,976
                                                        ------------
Income Before Taxes                                           71,302
Taxes                                                         23,571
                                                        ------------
Net Income                                                    47,731
Retained Earnings at Beginning of Fiscal Year                293,654


Common Dividend - 1999: $.33 a share;
         1998 and 1997: $.32  a share          15,343      14,932     14,897
                                            ---------   ---------  ---------

Retained Earnings at End of Fiscal Year     $ 393,699   $ 358,328  $ 326,488
                                            =========   =========  =========
Net Income Per Share - Basic                $    1.09   $    1.00  $    1.02
Net Income Per Share - Diluted              $    1.08   $    1.00  $    1.02
                                            =========   =========  =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

          Statements of Consolidated Total Non-Owner Changes in Equity

                                                     For the Fiscal Years Ended,
                                                     October 3      September 27
(Dollars in thousands)                                 1999             1998

Net Income                                           $  50,714        $  46,772
Other Non-Owner Changes in Equity, Net of Tax:
         Foreign Currency Translation Adjustment           136             (917)
                                                     ---------        ---------
Total Non-Owner Changes in Equity                    $  50,850        $  45,855
                                                     =========        =========


                                                     For the Fiscal Years Ended,
                                                            September 28
(Dollars in thousands)                                          1997

Net Income                                                    $  47,731
Other Non-Owner Changes in Equity, Net of Tax:
         Foreign Currency Translation Adjustment                   (363)
                                                              ---------
Total Non-Owner Changes in Equity                             $  47,368
                                                              =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     Statements of Consolidated Cash Flows

                                                     For the Fiscal Years Ended,
                                           October 3  September 27  September 28
(Dollars in thousands)                        1999       1998          1997

Cash Flow from Operating Activities

Net Income                                  $  50,714  $  46,772    $  47,731
Non-cash Items Included in Net Income
         Depreciation and Amortization         70,624     66,184       58,723
         Deferred Taxes                         1,433      3,064        6,133
         Restructuring Charge                       -       (846)      (1,298)
         Other, Net                            (3,980)     6,668        4,459
Decrease (Increase) in Accounts Receivable        121        904       (7,043)
Decrease (Increase) in Inventories            (12,290)   (15,356)     (12,400)
Decrease (Increase) in Other Current Assets   (13,718)     4,911       (6,965)
Increase (Decrease) in Current Liabilities     (6,410)    11,018        5,742
                                              -------    -------       ------
Net Cash Provided by Operating Activities      86,494    123,319       95,082
                                              -------    -------       ------

Net Cash Provided by Discontinued
Activities                                          -          -          413
                                              -------    -------     --------
Investing Activities
Capital Expenditures                          (96,937)   (95,473)    (115,299)
Cash Proceeds from Sale of Property             2,931      1,719        1,038
COLI, Net                                      11,084     (1,405)      (2,883)
Other, Net                                      3,419    (13,860)       5,492
                                              -------    -------     --------
Net Cash Used in Investing Activities         (79,503)  (109,019)    (111,652)
                                              -------    -------     --------
Financing Activities
Proceeds from Long-term Borrowings              7,837      2,100       87,650
Payments of Principal on Long-term Debt          (735)      (508)     (61,493)
Dividends Paid                                (15,343)   (14,932)     (14,897)
Other, Net                                       (951)    (1,442)       1,014
                                              -------    -------     --------
Net Cash Provided by (Used in) Financing
Activities                                     (9,192)   (14,782)      12,274
                                              -------    -------     --------
Decrease in Cash and Cash Equivalents          (2,201)      (482)      (3,883)
Cash and Cash Equivalents at Beginning of
Year                                           16,668     17,150       21,033
                                              -------    -------     --------
Cash and Cash Equivalents at End of Year    $  14,467  $  16,668    $  17,150
                                              =======    =======     ========
Supplemental Disclosures of Cash Flow
Information
Cash Paid During the Year for:
Interest                                    $  15,953  $  16,516    $  13,937
Income Taxes                                $  26,439  $  20,201    $  13,725
                                              -------    -------     --------



The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Principles of Consolidation
         The accompanying consolidated financial statements include the accounts of Ruddick Corporation and its wholly owned operating companies, Harris Teeter, Inc. and American & Efird, Inc., collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

Cash Equivalents
         For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three Months or less to be cash equivalents.

Inventories

         Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $21,589,000 and $21,036,000 less than the first-in, first-out (FIFO) cost method at October 3, 1999 and September 27, 1998, respectively. Foreign inventories and limited categories of domestic inventories, totaling $36,129,000 for fiscal 1999 and $35,186,000 for fiscal 1998, are valued on the weighted average and on the FIFO cost methods.

Property and Depreciation
         Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:

         Land improvements                                    10-40    years
         Buildings                                            10-50    years
         Machinery and equipment                               3-15    years

         Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 20 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income. Property categories include $12,512,000 and $28,854,000 undepreciated construction in progress at October 3, 1999 and September 27, 1998, respectively.

Investments
         The Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally it makes loans to and equity investments in a number of emerging growth companies, primarily through investments in certain venture capital funds. Real estate and financial investments are carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $6,662,000 and $7,924,000 held for investment approximated their aggregate fair values at October 3, 1999 and September 27, 1998, respectively.

Other Assets
         Other assets include cash surrender value of Company-owned life insurance (COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $9,005,000 in 1999; $16,831,000 in 1998, and $18,490,000 in 1997 is included in other administrative expense in the statements of consolidated income and retained earnings. Acquisition costs allocated to other assets, including favorable lease rights and goodwill, are being amortized over 10-15 years.

Fair Value Disclosures
         The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The recorded amount of fixed rate obligations approximates their fair value based on borrowing rates currently available to the Company for loans with similar terms and maturities. The Company reviews the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset. At October 3, 1999, the carrying value of the Company's long-lived assets and intangibles, including Goodwill, was recoverable in all material respects.

Advertising
         Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $22,696,000, $20,721,000, and $15,555,000 were included in the Company's results of operations for fiscal 1999, 1998 and 1997, respectively.

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

Per Share Amounts
         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," effective with the beginning of its first fiscal quarter of 1998 and, accordingly, basic and diluted net income per share amounts were determined based on the weighted average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The weighted average basic shares outstanding were 46,511,523 in 1999, 46,667,416 in 1998, and 46,542,505 in 1997.
As the result of outstanding stock options, the weighted average diluted shares outstanding were 46,746,650 in 1999, 46,964,423 in 1998 and 46,825,469 in 1997.
Common stock equivalents reduced earnings per share by $.01 in 1999, and had no effect on the per share amounts in 1998 and 1997.

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

New Accounting Standards
         Derivative Instruments and Hedging: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," will be effective for the Company's fiscal year 2001. The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements and has not determined the timing of or method of adoption. Management does not expect the impact of adoption of this statement on the Company's financial position and results of operations to be material.

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

(In thousands)             1999             1998              1997

Operating Leases:
Minimum                 $  65,791        $  59,720         $  52,327
Contingent                  1,218            1,157               941
                        ---------        ---------         ---------
Total                   $  67,009        $  60,877         $  53,268
                        ---------        ---------         ---------
         Future minimum lease commitments at October 3, 1999 (excluding leases assigned or expected to be assigned - see below) were as follows:

(In thousands)                           Capital Leases    Operating Leases

2000                                           $  183            $  67,854
2001                                              183               60,957
2002                                              183               56,640
2003                                              115               54,507
2004                                                6               53,342
Later years                                         -              499,768
                                               ------            ---------
Total minimum lease payments                   $  670            $ 793,068
Less amount representing interest              ------            ---------
         (Store premises, 6.75%-10.25%,
         store equipment, 8%-15%)                 114
                                               ------
Present value of minimum lease obligations        556
Less current portion                              136
                                               ------
Long-term capital lease obligations            $  420
                                               ------
Net book value of assets under capital leases  $  249
                                               ------
Total minimum sublease rentals to be received
        under noncancelable subleases                            $ 18,809
                                                                 --------


         In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 19 years and the future minimum lease payments of $42,080,000 over this period have been assumed by these merchants. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 18 years and the future minimum lease payments related to these locations total $23,261,000 (approximating $2,047,000 per year for each of the next five years).

LONG-TERM DEBT
         Long-term debt at October 3, 1999 and September 27, 1998 was as follows:

(In thousands)                                                    1999

6.48% Senior Note due $7,143 annually
         March, 2005 through 2011                              $  50,000
7.72% Senior Note due April, 2017                                 50,000
7.55% Senior Note due July, 2017                                  50,000
Revolving line of credit, variable rate, due February 2004        40,800
Industrial revenue bond, variable rate, due November 2000          2,500
Obligations under capital leases and other                         5,661
                                                              ----------
         Total                                                   198,961
         Less current portion                                        429
                                                              ----------
         Total long-term debt                                 $  198,532
                                                              ----------




(In thousands)                                                    1998

6.48% Senior Note due $7,143 annually
         March, 2005 through 2011                              $  50,000
7.72% Senior Note due April, 2017                                 50,000
7.55% Senior Note due July, 2017                                  50,000
Revolving line of credit, variable rate, due February 2004        36,000
Industrial revenue bond, variable rate, due November 2000          2,500
Obligations under capital leases and other                         3,431
                                                               ---------
         Total                                                   191,931
         Less current portion                                        571
                                                               ---------
         Total long-term debt                                  $ 191,360
                                                               ---------

         Long-term debt maturities, excluding obligations under capital leases, in each of the next five fiscal years are as follows: 2000 - $293,000; 2001 - $2,810,000; 2002 - $266,000; 2003 - $281,000; 2004 - $299,000. Additionally in
fiscal 2004, the revolving line of credit ($40,800,000 as of October 3, 1999) would mature; however, management expects to obtain the one-year extension of term upon receipt of the mutual consent of lenders under the evergreen provisions of the loan agreement.

         During 1999 and 1998 the maximum outstanding borrowing under the revolving line of credit was $82,800,000 and $86,700,000, respectively, and the average outstanding for the fiscal years was $57,669,000 and $63,272,000, respectively. The daily weighted average interest rate (a variable rate related to the current published CD rate) was 5.6% and a commitment fee of .15% of the unused line was charged during 1999 and

1998. As of October 3, 1999, the Company had available $59,200,000 of committed capacity under its revolving credit facility.

         Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity or tangible net worth. At October 3, 1999, consolidated tangible net worth exceeded by $102,847,000 the balance which, under the most restrictive provisions, must be maintained through October 1, 2000. The requirement shall increase annually by 40% of consolidated net income for such year. Total interest expense on long-term debt was $14,997,000, $16,596,000, and $14,615,000 in 1999, 1998 and 1997, respectively.

CAPITAL STOCK
         The capital stock of the Company authorized at October 3, 1999 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of Common.

         Changes in shares issued and outstanding and in shareholders' equity accounts other than retained earnings are summarized as follows:

                                                       Common
(In thousands except share amounts)                    Shares         Amount

Balance at September 29, 1996                        46,461,290     $   55,599
                                                     ----------     ----------
         Shares issued under exercised stock options    138,011          1,008
         Tax effect of disqualifying option stocks            -            106
         Other                                                -             66
                                                     ----------     ----------
Balance at September 28, 1997                        46,599,301     $   56,779
                                                     ----------     ----------
         Shares issued under exercised stock options    223,710          2,107
         Shares purchased and retired                  (268,420)        (4,676)
         Tax effect of disqualifying option stocks            -            381
         Other                                                -             95
                                                     ----------     ----------
Balance at September 27, 1998                        46,554,591     $   54,686
                                                     ----------     ----------
         Shares issued under exercised stock options    135,149          1,359
         Shares purchased and retired                  (238,500)        (4,233)
         Tax effect of disqualifying option stocks            -            282
         Other                                                -             43
                                                     ----------     ----------
Balance at October 3, 1999                           46,451,240     $   52,137
                                                     ----------     ----------

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

Stock Options
         At October 3, 1999, the Company has 1988, 1993, 1995 and 1997 stock option plans which authorized options for 3,100,000 shares of common stock. Under the plans, the Company may grant to officers and management personnel incentive stock options which become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and which expire seven years from grant date. Additionally, under the 1995 plan, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors. Further, under the 1997 plan the Company may grant performance shares, stock awards, restricted stock and nonqualified stock options to employees and outside directors as well as incentive stock options to employees. Under each of the plans, the exercise price of each option shall be no less than the market price of the Company's stock on the date of grant and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of October 3, 1999, the Company may grant additional options for the purchase of 695,800 shares.

          A summary of the status of the Company's stock option plans as of October 3, 1999, September 27, 1998 and September 28, 1997, changes during the years ending on those dates and related weighted average exercise price is presented below:


                                           1999                  1998
(Shares in thousands)               Shares      Price      Shares     Price

Outstanding at beginning of year     1,343     $ 14.85      1,011   $  10.99
Granted                                387       19.85        610      19.29
Exercised                             (140)      10.36       (235)      9.89
Forfeited                             (102)      17.79        (43)     14.10
                                     ------     -------      -----   --------
Outstanding at end of year           1,488       16.36      1,343      14.85
                                     ------     -------      -----   --------
Options exercisable at year-end        519     $ 13.59        399   $  11.50
                                     ------     -------      -----   --------


                                           1997
(Shares in thousands)                Shares     Price

Outstanding at beginning of year     1,116     $ 10.40
Granted                                120       13.45
Exercised                             (181)       9.05
Forfeited                              (44)      10.64
                                      -----     -------
Outstanding at end of year           1,011       10.99
                                      -----     -------
Options exercisable at year-end        422     $ 10.29
                                      -----     -------

The following table summarizes options outstanding and options exercisable as of October 3, 1999, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

 Options Outstanding        Options Exercisable        Shares Remaining   Shares
Option Price per Share     Outstanding   Life     Price    Exercisable     Price

$  9.16 to $ 13.38             578        3.1    $ 11.49       362       $ 11.33
    14.38 to 18.47              40        8.4      16.98        40         16.98
    19.31 to 20.28             870        5.7      19.57       117         19.39
                            ------     -------     -----     -----       -------
$  9.16 to $ 20.28           1,488        4.8    $ 16.36       519       $ 13.59
                            ------     -------     -----     -----       -------
         The weighted average fair value at date of grant for options granted during fiscal 1999, 1998 and 1997 was $5.12, $5.44 and $3.82 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                     1999             1998              1997

Expected life (years)                 4.8              5.1               4.9
Risk-free interest rate              4.67%            5.80%             5.91%
Volatility                          28.66%           28.44%            28.65%
Dividend yield                       2.10%            2.20%             2.10%

         The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in fiscal 1999, 1998 or 1997. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net income and basic and diluted net income per share would have been as follows:

(In thousands, except per share data)       1999           1998          1997

Net income - as reported                 $  50,714     $   46,772     $   47,731
           - pro forma                      49,727         45,846         47,381
Net income per share:
     Basic - as reported                 $    1.09     $     1.00     $     1.02
           - pro forma                        1.07            .98           1.01
  Diluted  - as reported                 $    1.08     $     1.00     $     1.02
           - pro forma                        1.06            .98           1.01

         The pro forma effect on net income for fiscal 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

INCOME TAXES
         The provision for income taxes consisted of the following:

(In thousands)                  1999             1998           1997

CURRENT
         Federal             $  24,320        $  15,903      $   12,803
         State and other         4,921            4,955           4,687
                             ---------        ---------      ----------
                                29,241           20,858          17,490
                             ---------        ---------      ----------
DEFERRED
         Federal                 1,129            3,004           5,034
         State and other           305               60           1,047
                             ---------        ---------      ----------
                                 1,434            3,064           6,081
                             ---------        ---------      ----------
Provision for income taxes   $  30,675        $  23,922      $   23,571
                             ---------        ---------      ----------

         Income from foreign operations before income taxes in fiscal 1999, 1998 and 1997 was $1,249,000, $1,402,000 and $4,520,000, respectively.

         Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows:


(In thousands)                                    1999         1998        1997

Income tax on pre-tax income at
        the statutory federal rate of 35%   $  28,486     $  24,743   $  24,956
Increase (decrease) attributable to:
         State and other income taxes,
         net of federal income tax benefit      4,331         3,748       3,265
         COLI                                  (1,066)       (3,528)     (3,528)
         Other items, net                      (1,076)       (1,041)     (1,122)
                                             ---------     ---------  ----------
Income tax expense                          $  30,675    $   23,922   $  23,571
                                             ---------     ---------  ----------


         The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at October 3, 1999 and September 27, 1998 are as follows:

(In thousands)                                      1999            1998

Deferred Tax Assets
Employee benefits                                 $  6,963        $  6,483

Reserves not currently deductible                    9,091           7,344
Other                                                6,081           4,501
                                                  --------        --------
Total deferred tax assets                         $ 22,135        $ 18,328
                                                  --------        --------
Deferred Tax Liabilities
Property, plant and equipment                     $(60,479)       $(55,607)
Other capitalized costs                             (4,579)         (4,337)
Undistributed profit on foreign subsidiaries        (5,049)         (3,479)
Other                                               (4,354)         (5,797)
                                                  --------        --------
Total deferred tax liabilities                    $(74,461)       $(69,220)
                                                  --------        --------
INDUSTRY SEGMENT INFORMATION
         The Company operates primarily in two businesses: industrial thread (textile primarily) - American & Efird, and retail grocery (including the real estate and store development activities of the Company) - Harris Teeter. American & Efird manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets.
         Summarized information for fiscal 1999, 1998 and 1997 is as follows:


                              Industrial       Retail    Corporate
(In millions)                   Thread         Grocery      (1)     Consolidated

1999

Net Sales                       $  351.6     $  2,273.2              $  2,624.8
                                --------     ----------              ----------
Gross Profit                       106.1          621.3                   727.4
                                --------     ----------              ----------
Operating Profit                    48.6           55.5                   104.1
                                --------     ----------              ----------
Assets Employed at Year End     $  284.4     $    614.3  $ 71.4      $    970.1
Depreciation and Amortization       17.3           52.2     1.1            70.6
Capital Expenditures                15.6           77.5     3.8            96.9
1998
Net Sales                       $  355.2     $  2,132.2              $  2,487.4
                                --------     ----------              ----------
Gross Profit                       101.0          581.3                   682.3
                                --------     ----------              ----------
Operating Profit                    42.1           52.1                    94.2
                                --------     ----------              ----------
Assets Employed at Year End     $  285.7     $    578.9  $ 67.0      $    931.6
Depreciation and Amortization       16.6           48.6     1.0            66.2
Capital Expenditures                20.2           75.1     0.2            95.5
1997
Net Sales                       $  368.9     $  1,931.2              $  2,300.1
                                --------     ----------              ----------
Gross Profit                       106.8          525.4                   632.2
                                --------     ----------              ----------
Operating Profit                    49.1           45.7                    94.8
                                --------     ----------              ----------
Assets Employed at Year End     $  299.7     $    521.7  $ 63.8      $    885.2
Depreciation and Amortization       15.4           42.5     0.8            58.7
Capital Expenditures                28.9           86.2     0.2           115.3

(1) Corporate Assets Employed include investment assets and net cash surrender value of Company-owned life insurance.

         Geographic information as required by SFAS No. 131 is as follows: Net revenue received from domestic United States customers was $2,520,502,000 in fiscal 1999 ($2,394,821,000 in 1998), and net revenue received from customers in foreign countries was $104,272,000 for fiscal 1999 ($92,549,000 in 1998). Net long-lived assets located in the domestic United States were $524,200,000 at fiscal year end 1999 ($497,700,000 in 1998), and net long-lived assets located in other foreign countries were $20,600,000 and $20,300,000 at fiscal year end 1999 and 1998, respectively.

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

         The following table sets forth the change in benefit obligation and plans' assets, as well as the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at October 3, 1999 and September 27, 1998:


(In thousands)                                            1999           1998

Change in benefit obligation:
         Benefit obligation at the beginning of year   $   128,922   $  110,191
         Service cost                                        6,446        5,592
         Interest cost                                       9,013        8,531
         Actuarial loss (gain)                             (13,221)       9,799
         Benefits paid                                      (5,851)      (5,191)
                                                        ----------   ----------
Pension benefit obligation at end of year                  125,309      128,922
                                                        ==========   ==========
Change in plan assets:
         Fair value of assets at the beginning of year      98,412       92,611
         Actual return on plan assets                        5,610        4,366
         Employer contribution                               8,387        6,626
         Benefits paid                                      (5,850)      (5,191)
                                                        ----------   ----------
Fair value of assets at end of year                        106,559       98,412
                                                        ==========   ==========
         Funded status                                     (18,750)     (30,510)
         Unrecognized net actuarial loss                    13,596       24,701
         Unrecognized prior service cost                     1,657        2,060

         Unrecognized transition asset                        (753)      (1,147)
                                                        ----------   ----------
Accrued benefit cost                                    $   (4,250)  $   (4,896)
                                                        ==========   ==========
Amounts recognized in the statement of
financial position consist of:
         Accrued benefit liability                      $   (4,250)  $   (4,896)
                                                        ==========   ==========

         The plans' assets consist primarily of U. S. government securities, corporate bonds, cash equivalents and domestic equities, managed primarily by two banks. The contribution payable at October 3, 1999 and September 27, 1998, required to be paid by due date of the federal income tax return, was $1,686,000 and $2,501,000, respectively.

         In 1999 (1998), a 7.5% (6.8%) weighted average discount rate and 4.5% (4.5%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8.75% for 1999 and 1998.
         Net periodic pension expense for defined benefit plans for fiscal 1999, 1998, and 1997 included the following components:


(In thousands)                            1999          1998           1997

Service cost                           $   6,446      $   5,592      $  4,464
Interest cost                              9,013          8,531         7,789
Expected return on plan assets            (8,750)        (7,907)       (6,213)
Amortization of transition asset            (394)          (394)         (394)
Amortization of prior service cost           403            403           403
Recognized net actuarial loss              1,024            390             -
                                       ---------      ---------     ---------
Net periodic benefit cost              $   7,742      $   6,615     $   6,049
                                       ---------      ---------     ---------

         The Company also has an Employee Stock Ownership Plan (ESOP), a profit-sharing plan and certain other plans. Expenses under these plans were as follows:

 (In thousands)               1999         1998          1997

ESOP                       $  7,540     $   8,043     $   8,733
                           --------     ---------     ---------
Profit-sharing                2,292         1,609         3,098
                           --------     ---------     ---------
Other                         2,717         2,525         2,517
                           --------     ---------     ---------
         The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

         As a result of federal legislation which phased out, effective January 1, 1999, interest deductions on certain insurance policy loans and thereby significantly diminished the favorable tax attributes of COLI, the Company's effective income tax rate, in comparison to the prior fiscal year, has risen to a level slightly below statutory rates domestically. The Company has recorded income tax reductions of approximately $25 million cumulatively as the result of COLI interest deductions from October 1993 through December 27, 1998. The Internal Revenue Service, on a comprehensive national level, is pursuing an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS issued Technical Advice Memoranda regarding COLI deductibility to taxpayers unrelated to the Company. Further, on October 19, 1999, the Tax Court ruled, in a single judge's decision, that Winn-Dixie Stores, Inc., was not entitled to deduct interest on policy loans from its COLI program, finding that the program lacked economic substance. Management understands that the adverse position taken by the IRS will be subjected to extensive further challenges in the courts, not only by Winn-Dixie but also by many other large corporations with similar life insurance programs. On June 17, 1999, the IRS issued a notice of assessment of tax to the Company for the amounts of COLI loan interest deducted in fiscal years 1994 and 1995. If the IRS were to prevail, the income tax payable (including federal and state amounts) would total approximately $7.4 million, for 1994 and 1995, and for all years a total of $29.2 million, including interest thereon. The Company strongly disagrees with the position of the IRS, has begun the appeal of the assessment and intends to vigorously pursue justice through the taxpayer appeals process and, if necessary, the judicial system. In the event that the IRS prevails, this outcome would result in a material impact upon the Company's future income taxes and results of operations.

         See Leases for additional commitments and contingencies.
Quarterly Information (Unaudited)
         The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of October 3, 1999, there were 5,895 holders of record of common stock.

                                             First        Second
(In millions, except per share data)        Quarter       Quarter

1999 Operating Results

Net Sales                                  $  652.1      $  645.7
Net Income                                     12.6          12.7
Net Income Per Share                            .27           .27
Dividend Per Share                              .08           .08
Market Price Per Share
         High                                    22            23
         Low                                     15 5/8        16 1/2

1998 Operating Results
Net Sales                                  $  617.6      $  616.3    $
Net Income                                     12.0          11.4
Net Income Per Share                            .26           .24
Dividend Per Share                              .08           .08

                                              Third      Fourth
(In millions, except per share data)         Quarter     Quarter

1999 Operating Results

Net Sales                                    $  636.6    $  690.4
Net Income                                       12.3        13.1
Net Income Per Share                              .26         .28
Dividend Per Share                                .08         .09
Market Price Per Share
         High                                      19 5/8      20
         Low                                       16 1/8      15 1/4

1998 Operating Results
Net Sales                                       620.5    $  633.0
Net Income                                       10.3        13.1
Net Income Per Share                              .22         .28
Dividend Per Share                                .08         .08

Market Price Per Share
         High        21 3/8        19 7/8       19 1/16     18 5/16
         Low         14 5/8        15 7/8       17          15

Report of Independent Public Accountants

To the Board of Directors of Ruddick Corporation:
         We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of October 3, 1999 and September 27, 1998, and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended October 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of October 3, 1999 and September 27, 1998, and the results of their operations and their cash flows for each of three years in the period ended October 3, 1999 in conformity with generally accepted accounting principles.

                                                          /s/Arthur Andersen LLP

Charlotte, North Carolina
October 28, 1999

Eleven-Year Financial and Operating Summary

(Dollars in thousands, except per share data)


                          1999(1)    1998        1997      1996       1995

Net Sales
   American & Efird   $   351,618  $ 355,147  $ 368,877  $ 309,459  $ 297,963
   Harris Teeter        2,273,156  2,132,223  1,931,212  1,833,042  1,711,813
                      ----------- ---------- ----------  --------- ----------
      Total Net Sales $ 2,624,774 $2,487,370 $2,300,089  2,142,501 $2,009,776
                      ----------- ---------- ----------  --------- ----------
Operating Profit
   American & Efird   $    48,617 $   42,070  $  49,165  $  34,684 $   34,614
   Harris Teeter           55,438     52,126     45,671     48,459     42,114
                      ----------- ---------- ----------  --------- ----------
      Total Operating
        Profit        $   104,055 $   94,196   $ 94,836  $  83,143 $   76,728
                      ----------- ---------- ----------  --------- ----------
Net Income            $    50,714 $   46,772   $ 47,731  $  42,802 $   39,267
Net Income Per Share
         - Diluted           1.08       1.00       1.02        .92        .84
Common Dividend               .33        .32        .32        .26        .25
                      ----------- ---------- ----------  --------- ----------
Earnings Before
 Interest, Taxes,
Depreciation and
 Amortization         $   166,699 $  152,851  $ 144,583  $ 125,390 $  114,385
                      ----------- ---------- ----------  --------- ----------
Shareholders' Equity  $   443,683 $  410,725  $ 380,507  $ 346,856 $  316,236
Percent Return on
    Beginning Equity         12.3%      12.3%      13.8%      13.5%      13.5%
Book Value Per Share  $      9.55 $     8.82  $    8.17  $    7.47 $     6.82
                      ----------- ---------- ----------  --------- ----------
Capital Expenditures
  American & Efird    $    15,658 $   20,246  $  28,878  $  35,605(2)$ 16,359
    Harris Teeter          77,513     75,082     86,237     83,204     81,447



                         1994      1993(1)     1992        1991

Net Sales
   American & Efird   $  277,016  $ 264,814   $243,324  $ 208,649
   Harris Teeter       1,578,880  1,412,315  1,270,430  1,213,127
                      ---------- ---------- ---------- ----------
      Total Net Sales $1,855,896 $1,677,129 $1,513,754 $1,421,776
                      ---------- ---------- ---------- ----------
Operating Profit
   American & Efird   $   26,916   $ 30,551 $   28,510 $   22,589
   Harris Teeter          37,032     29,845     31,067     34,329
                      ---------- ---------- ---------- ----------
      Total Operating
        Profit        $   63,948   $ 60,396 $   59,577 $   56,918
                      ---------- ---------- ---------- ----------
Net Income              $ 31,811   $ 33,873 $   30,789 $   26,786
Net Income Per Share
         - Diluted           .67        .71        .65        .59
Common Dividend              .22        .21        .20        .19
                      ---------- ---------- ---------- ----------
Earnings Before
 Interest, Taxes,
Depreciation and
 Amortization         $   99,166   $ 97,490  $  96,047  $  89,025
                      ---------- ---------- ---------- ----------
Shareholders' Equity  $  291,209   $274,740  $ 255,403  $ 233,566
Percent Return on
    Beginning Equity        11.6%      13.3%      13.2%      14.5%
Book Value Per Share  $     6.28   $   5.87  $    5.44  $    4.98
                      ---------- ---------- ---------- ----------
Capital Expenditures
  American & Efird    $   20,416   $ 19,433  $  16,399  $  11,417
    Harris Teeter         46,349     33,683     25,910     30,903


                                        1990        1989
Net Sales
   American & Efird                $   199,115   $  190,004
   Harris Teeter                     1,164,445    1,053,467
                                   -----------   ----------
      Total Net Sales              $ 1,363,560   $1,243,471
                                   -----------   ----------

Operating Profit
   American & Efird                     18,403   $   17,732
   Harris Teeter                        32,212       27,444
                                   -----------   ----------
      Total Operating
        Profit                     $    50,615   $   45,176
                                   -----------   ----------
Net Income                              24,031   $   20,190
Net Income Per Share
         - Diluted                         .55          .47
Common Dividend                            .18          .16
                                   -----------   ----------
Earnings Before
 Interest, Taxes,
Depreciation and
 Amortization                       $   80,389   $   71,927
                                   -----------   ----------
Shareholders' Equity                $  184,371   $  158,921
Percent Return on
    Beginning Equity                      15.1%        14.0%
Book Value Per Share                $     4.54   $     4.07
                                   -----------   ----------
Capital Expenditures
  American & Efird                  $   15,923   $   14,742
    Harris Teeter                       27,376       31,611

                                      1999(1)    1998        1997      1996

Corporate                               3,766       145         184      4,471
                                     --------  --------   ---------  ---------
  Total Capital Expenditures         $ 96,937  $ 95,473   $ 115,299  $ 123,280
                                     --------  --------   ---------  ---------
Working Capital                      $120,006  $ 87,333   $  88,893  $  65,134
Total Assets                         $970,114  $931,618   $ 885,243  $ 801,702
Long-Term Debt - Including
   Current Portion                   $198,961  $191,931   $ 190,494  $ 164,435
Long-Term Debt as a Percent
   of Capital Employed     %             30.7%     31.6%       33.1%      32.2
Number of Employees                    19,800    20,700      19,700     20,100
Number of Beneficial
  Shareholders Including
  Employee/Owners                      21,000    21,000      19,100     16,700
Common Shares Outstanding          46,451,240 46,554,591 46,599,301 46,461,290
                                   ========== ========== ========== ==========


                                      1995       1994      1993(1)       1992

Corporate                                 399         35         27       4,039
                                    ---------  ---------  ---------   ---------
  Total Capital Expenditures        $  98,205  $  66,800  $  53,143   $  46,348
                                    ---------  ---------  ---------   ---------
Working Capital                     $  73,741     93,387  $ 103,191   $ 105,527
Total Assets                        $ 715,318  $ 634,599  $ 580,807   $ 535,407
Long-Term Debt - Including
   Current Portion                  $ 128,952  $ 109,567  $ 104,173   $  97,280
Long-Term Debt as a Percent
   of Capital Employed                   29.0%      27.3%      27.5%       27.6%
Number of Employees                    19,850     18,610     17,120      13,720
Number of Beneficial
  Shareholders Including
  Employee/Owners                      14,500     14,100     14,600      12,900
Common Shares Outstanding          46,373,666 46,352,214 46,036,146  46,124,798
                                   ========== ========== ==========  ==========


                                        1991     1990        1989

Corporate                                  60       2,323      2,975
                                     --------   ---------   --------
  Total Capital Expenditures         $ 42,380   $  45,622   $ 49,328
                                     --------   ---------   --------
Working Capital                      $ 79,640   $  74,688   $ 60,724
Total Assets                         $498,458   $ 468,295   $439,104
Long-Term Debt - Including
   Current Portion                   $ 83,850   $ 115,266   $115,757
Long-Term Debt as a Percent
   of Capital Employed                   26.4%       38.5%      42.1%
Number of Employees                    13,500      13,185     13,100
Number of Beneficial
  Shareholders Including
  Employee/Owners                      11,400      11,100     11,000
Common Shares Outstanding          46,002,708  39,321,300 37,551,972
                                   ==========  ========== ==========

(1) 53-week year
(2) Includes purchase of assets of Threads USA