Form 10-K, Exhibit 13
period 2000-10-01
RUDDICK CORP
filed 2000-12-22
CIK 85704

EXHIBIT 13










                           RUDDICK CORPORATION

                   2000 ANNUAL REPORT TO SHAREHOLDERS:

                     CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS


Dollars in thousands,
 except per share
 data)                  2000       1999        1998       1997        1996
------------------------------------------------------------------------------

Net Sales            $2,682,833  $2,624,774  $2,487,370  $2,300,089  $2,142,501
Total Operating
 Profit                 106,624     104,055      94,196      94,836      83,143
Earnings Before
 Interest, Taxes,
 Depreciation and
 Amortization
 (EBITDA)               176,896     166,699     152,851     144,583     125,390
Net Income               51,002      50,714      46,772      47,731      42,802
Net Income Per Share
  Basic                    1.10        1.09        1.00        1.02         .92
  Diluted                  1.10        1.08        1.00        1.02         .92
Dividend Per Share          .36         .33         .32         .32         .26
Total Assets          1,021,018     970,114     931,618     885,243     801,702
Long-Term Debt --
 Including
 Current Portion        227,940     198,961     191,931     190,494     164,435
Shareholders' Equity    473,005     443,683     410,725     380,507     346,856
Book Value Per Share      10.23        9.55        8.82        8.17        7.47

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS


Results of Operations - Fiscal 2000 Compared to Fiscal 1999

     For the 52-week fiscal year ended October 1, 2000, consolidated sales of $2.68 billion increased 2.2% over the $2.62 billion reported in the previous 53-week fiscal year ended October
3, 1999. Adjusted for the additional week of sales in fiscal
1999, sales increased by approximately 4.2%. Consolidated fiscal
2000 net income of $51.0 million increased .6% from the $50.7 million reported last year. Basic and diluted earnings per share were both $1.10 in fiscal 2000, compared to $1.09 and $1.08, respectively, in fiscal 1999. The increase in net income for fiscal 2000 resulted primarily from increased operating profit at Harris Teeter, the Company's retail grocery subsidiary, partially offset by a decrease in operating profit at American & Efird (A&E), the industrial thread subsidiary, and reduced by higher income taxes for the Company. The Company's effective income tax rate rose to 39.6% (37.7% in 1999), driven primarily by reduced tax benefits from Company-owned life insurance (COLI). As a result of 1996 federal tax legislation, certain policy loan interest which had been partially deductible for income taxes during a three-year phase-out period was no longer deductible effective January 1, 1999.

Harris Teeter, Inc.  Sales grew by 2.6% for the 52-week fiscal
2000 to $2.33 billion from $2.27 billion in the 53-week fiscal 1999. Adjusting for the additional week in fiscal 1999, total sales in fiscal 2000 grew by approximately 4.6%. The sales increase was primarily due to a 5.9% expansion in store square footage during the fiscal year, as well as the promotional, advertising and customer service activities put in place for new and existing stores. Sales results for the fiscal year were impacted by the uneven pace of sales growth in a number of its non-core markets, by the lack of inflation in the grocery sector and by competitive activity in the Southeast, to which Harris Teeter responded with expanded promotional activities. Harris Teeter sales for stores in operation during both fiscal years increased by .6% in fiscal
2000 compared to .9% in fiscal 1999. Weak comparable sales growth in the first half of the current fiscal year improved modestly in the second half; however, the Southeast market continued to be extremely competitive. Overall, chain-wide grocery sales of the current fiscal year grew by 1% and accounted for 28% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 1% to 4% and accounted for 55% of the sales increase.

     Gross profit increased by 4.4% to $648.7 million in fiscal
2000 from $621.3 million in fiscal 1999 and gross margin on sales increased slightly to 27.8% in fiscal 2000 from 27.3% in fiscal 1999. Operating profit expanded by 6.7%, to $59.1 million in fiscal 2000 from $55.5 million in fiscal 1999. Operating margin on sales in fiscal 2000 improved to 2.54% as compared to 2.44% in fiscal
1999. Harris Teeter's operating profit had decreased in the third and fourth quarters of fiscal 1999 due to the reduced revenues and increased costs related to the sale of 11 western Virginia stores and the opening of eight of 10 stores it purchased from Kroger in the Winston-Salem and Greensboro, North Carolina markets. In fiscal 2000, operating profit at Harris Teeter was affected by additional promotional spending, increases in labor costs and higher than expected waste. Even though labor rates increased this year due to the tight labor market in the Southeastern U.S., Harris Teeter was able to offset a portion of this by implementing engineered labor standards in more departments. In addition, the designation of model stores in each region is expected to help store management better understand and implement desired best operating practices and is expected to be a positive factor in the potential to improve overall profitability.

     At the end of fiscal 2000, 156 stores were in operation, compared to 147 a year ago. Nine new stores were opened during the year, including Harris Teeter first two stores in the northern Virginia/Washington D.C. market, and none were closed. Total store square footage increased from 5.9 million at the end of fiscal 1999 to 6.3 million at the current year end.

American & Efird, Inc. In the 52-week fiscal 2000, A&E's sales of $349.9 million fell by .5% from $351.6 million in 53-week fiscal 1999. Adjusting for the additional week in fiscal 1999, total sales in fiscal 2000 increased by approximately 1%. In 2000, the sales decline was primarily in industrial sewing thread, although consumer thread and notions sales, as well as export sales, also declined. Sales in the U.S. declined by 6.6% as the result of the continued shift of apparel production out of this country, slower retail sales, increased imports into the U.S. market and a competitive pricing environment. In A&E's foreign operations, however, sales increases were achieved in the majority of its international markets. Although sales in Europe remained weak, NAFTA continued to drive strong sales growth in Canada and Mexico. Sales expansion in A&E's non-apparel thread products and the launch of its new embroidery thread also contributed to sales growth and, along with foreign sales, are expected to have significant growth potential.

     Gross profit decreased by 2.1% to $103.9 million in fiscal
2000 from $106.1 million in the prior year, primarily due to competitive pricing pressures and the rising costs of labor, raw materials and energy. As a result, operating profit decreased by 2.3% to $47.5 million in fiscal 2000 compared to $48.6 million in the prior year. Increased cost factors were partially offset during the year by improved productivity related to the consolidation of A&E's North Carolina dyeing and finishing facilities and U.S. service centers, as well as the continued improvement in many of its international operations.

     Sales by A&E foreign operations in fiscal 2000 increased by 14% over fiscal 1999. Foreign operations contributed approximately 34% of A&E's total sales and 18% of its operating profit in fiscal 2000. Foreign growth generates U.S. greige production volume and efficiencies in the Company's U.S. manufacturing facilities, and accordingly, some portion of domestic profits is attributable to foreign sales. A&E invests in selected expanding markets worldwide on the basis of expected opportunities to achieve targeted returns on its investment. The United States-Caribbean Basin Trade Partnership Act, which took effect in October 2000, eliminates duty on all apparel made of U.S. fabrics from U.S. yarns coming out of the Caribbean Basin and is already having a positive impact on Latin American thread sales by A&E. A&E anticipates that the bill will increase demand for U.S. manufactured sewing thread in the region and bring more apparel sourcing back to this hemisphere from Asia. While foreign sales and profits were still not material to the Company's consolidated results of operations, growth in international sales and operating profit were significant in fiscal 2000, and foreign sales growth is expected to continue for the foreseeable future. A new dyeing and finishing facility in southern China was under construction at year end that will allow A&E to better and more efficiently service its customer base in Asia.

     As Ruddick Corporation looks forward to fiscal 2001, management is cautious in its expectations for modest increases in consumer spending in the U.S. within at least the first half of the fiscal year. While industrial thread sales in the U.S. are expected to continue to decline, A&E anticipates the continuation in the coming year of growth in foreign sales at a pace at least equal to that at which it has grown recently. Total sales for A&E are expected to grow at a very modest rate. Further, the competitive environment for supermarkets is not expected to ease significantly within the foreseeable future. However, Harris
Teeter has put into place aggressive promotional and merchandising programs which it expects may have a positive impact on comparable store sales, as well as attract new customers from competitors that have closed in our markets. If Harris Teeter achieves its comparable store sales growth plan of about 1% and its new store opening plan of 11 new stores and one replacement store, it would expect to generate total sales growth in the mid-single digits.

     Consistent execution at underperforming Harris Teeter stores of the productivity initiatives that have been implemented will dictate the pace at which Harris Teeter's margins could improve. A&E can improve margins when generating a level of sales volume that allows for more efficient operating schedules. The extent of softness in apparel, home furnishings and other markets will obviously have an impact upon A&E production levels. Further, pressure from retailers on manufacturers to reduce prices continues to be an important factor in gross margin improvement for the company. Given all the complex factors currently impacting sales and costs at both subsidiaries, Ruddick Corporation management remains conservative in its outlook and believes that earnings improvement for fiscal 2001 will be difficult in the current environment.

Results of Operations - Fiscal 1999 Compared to Fiscal 1998

     For the 53-week fiscal year ended October 3, 1999, consolidated sales of $2.62 billion increased 5.5% over the $2.49 billion reported in the 52-week 1998 fiscal year. Consolidated fiscal 1999 net income of $50.7 million increased 8% from the $46.8 million reported last year. Basic and diluted earnings per share were $1.09 and $1.08, respectively, in fiscal 1999 compared to $1.00 for both in fiscal 1998. The adoption during the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share," had no effect on the net income per share for the respective periods. The increase in net income for fiscal 1999 resulted primarily from increased operating profit at both Harris Teeter and A&E, partially offset by a higher effective income tax rate for the Company. The Company's effective income tax rate rose to 37.7% (33.8% in 1998), driven by reduced tax benefits from COLI, as described above.

Harris Teeter, Inc.  Sales grew by 6.6% for the 53-week fiscal
1999 to $2.27 billion from $2.13 billion in the 52-week fiscal 1998. The sales increase was primarily due to a 5.2% expansion in store square footage during the fiscal year, as well as the promotional, advertising and customer service activities for new and existing stores in the intensely competitive market environment in the southeastern United States. Further, the rate of food inflation continued to be modest. Harris Teeter sales for stores in operation during both fiscal years increased by .9% in fiscal 1999, compared to 4.8% in fiscal 1998. Overall, chain-wide grocery sales for fiscal 1999 grew by 7% and accounted for 51% of the sales increase. Dairy, meat, produce and frozen products had sales increases ranging from 5% to 10% and accounted for 41% of the sales increase. The overall sales growth was achieved despite a disruption of net sales in certain stores during a period of transition associated with the third quarter exchange of 11 western Virginia stores for 10 Kroger stores in the Greensboro and Winston-Salem, North Carolina market areas. This market realignment afforded the potential to achieve enhanced distribution efficiency and better utilization of advertising costs. Harris Teeter closed 11 Virginia stores in May and opened eight of the newly acquired Kroger stores during June and July of the fiscal year. Sales lost during this transition period were partially offset by an increase in sales at existing Harris Teeter stores in the region.

     Gross profit increased by 6.9% to $621.3 million in fiscal
1999 from $581.2 million in fiscal 1998. Operating profit expanded by 6.4%, to $55.5 million in fiscal 1999 from $52.1 million in fiscal 1998. These results were primarily due to higher net sales and improved expense controls, the benefits of which were partially offset by non-recurring expenses associated with the closings of the western Virginia stores and the opening of the new stores. The pre-tax cost of the exchange of stores was not materially different from the $5.5 million estimate reported by the Company at the time of the transaction. For both fiscal 1999 and 1998, the operating margin on sales remained flat at approximately 2.44%.

     At the end of fiscal 1999, 147 stores were in operation, compared to 144 at the end of fiscal 1998. Sixteen new stores were opened during fiscal 1999, including eight former Kroger stores in the Greensboro and Winston-Salem, North Carolina area, and 13 stores were closed, including 11 in western Virginia which were acquired by Kroger. Harris Teeter expanded its market boundaries in fiscal 1999 by opening its first two stores in the Jacksonville, Florida area.

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

     Gross profit increased by 5% to $106.1 million in fiscal
1999 from $101.0 million in the prior year, primarily as a result of the additional operating week in the 1999 fiscal year and increased productivity in manufacturing operations. Operating profit improved by 15.6% to $48.6 million in fiscal 1999 compared to $42.1 million in the prior year, reflecting primarily the negative impact of $5.4 million in operating losses in Korea in fiscal 1998. A&E's productivity improved during fiscal 1999 due to continued modernization and due to the consolidation of a Charlotte, North Carolina distribution center and the Salisbury, North Carolina dyehouse into existing facilities in Gastonia, North Carolina.

     Sales by foreign operations in fiscal 1999 increased by 13% over fiscal 1998. Foreign operations contributed 30% of A&E's total sales and 16% of its operating profits in fiscal 1999.
During the fourth quarter of fiscal 1999, A&E withdrew from its unsuccessful attempt to acquire Hicking Pentecost PLC, a United
Kingdom-based industrial thread manufacturer. While foreign sales and profits were still not material to the Company's consolidated results of operations, growth in international sales continued during fiscal 1999. With the exception of Europe, all major foreign operations improved profitability in fiscal 1999, with NAFTA continuing to drive strong performances in Canada and Mexico. Export sales also expanded during fiscal 1999.

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

     The Company strives to achieve a goal of earning at least a 15% return on beginning shareholders' equity. The return on beginning equity was 11.5% in fiscal 2000 and 12.3% in 1999. At the same time, the Company seeks to limit long-term debt such that it constitutes no more than 40% of capital employed, which includes long-term debt, minority interest and shareholders' equity. As of the end of fiscal 2000, this percentage was 32.1%, an increase from last year's 30.7%.

     The Company's principal source of liquidity has been revenue from operations. The Company also has the ability to borrow up to an aggregate of $100 million under established revolving lines of credit with three banks. The maximum amount outstanding under these credit facilities during fiscal 2000 was $99.9 million, and $70.2 million was outstanding at year end compared to $40.8 million at October 3, 1999. The majority of the borrowings under Ruddick's revolving credit facilities were used for capital expenditures.
Borrowings and repayments under these revolving credit facilities are of the same nature as short-term credit lines; however, due to the nature and terms of the agreements allowing up to five years for repayment, all borrowings under these facilities are classified as long-term debt. Two-thirds of the aggregate balance outstanding under these revolving lines of credit will mature
February 15, 2005, and one-third will mature February 15, 2004; however, an annual one-year extension of term may be provided by the lenders under the evergreen provisions of the loan agreement. In the normal course of business, management expects to expand its revolving lines of credit during fiscal year 2001. In addition, the Company has a short-term, uncommitted bank line of credit for $10 million on which no borrowing was outstanding at year end. Further, the Company has the capacity to borrow up to an aggregate $27 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral.

     Working capital as of the fiscal years ended 2000, 1999 and 1998 was $132.9 million, $120.0 million and $87.3 million, respectively. The increase of $12.9 million in fiscal 2000 was primarily the result of an increase in inventories and a decrease in accounts payable. The current ratio was 1.6 at October 1, 2000 and 1.5 at October 3, 1999.

     Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The Company remains well within such covenants. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

     In fiscal 2000, capital expenditures were $118.8 million. In fiscal 2001, capital expenditures are expected to be not more than $107 million. For construction of its southern China dyeing and finishing facility, and other modernization and expansion, American & Efird expects to spend about $31 million. Harris Teeter anticipates lower capital spending of approximately $76 million. The Harris Teeter estimates include the fiscal year 2001 opening of 12 new stores, one of which will be a replacement store. New store locations include six in North Carolina, one in South Carolina, two in Virginia, one in Georgia, one in Florida and one in Tennessee. If A&E and Harris Teeter achieve these capital spending plans, depreciation and amortization costs should increase by approximately 9% for fiscal 2001. Management expects that internally generated funds, supplemented by available borrowing capacity, will be adequate to finance such expenditures.

Other Matters
Year 2000 Remediation  The Company successfully completed its
Year 2000 remediation programs and encountered no significant disruptions or other adverse effects as the result of functioning beyond calendar year 1999. The Company spent $3.3 million to achieve Year 2000 compliance since beginning in fiscal year 1997.

Income Taxes As a result of federal legislation which phased out, effective January 1, 1999, interest deductions on certain insurance policy loans and thereby significantly diminished the favorable tax attributes of COLI, the Company's effective income tax rate, in comparison to the prior fiscal year, has risen to a level approximating statutory rates domestically. The Company has recorded income tax reductions of approximately $25 million cumulatively as the result of COLI interest deductions from October 1993 through December 27, 1998. The Internal Revenue Service, on a comprehensive national level, is pursuing an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS issued Technical Advice Memoranda regarding the COLI deductibility to taxpayers unrelated to the Company. Further, on October 19, 1999, the Tax Court ruled, in a single judge's decision, that Winn-Dixie Stores, Inc. was not entitled to deduct interest on policy loans from its COLI program, finding that the program lacked economic substance. On October 16, 2000, the U.S.
District Court of Delaware issued an opinion disallowing the COLI interest deductions of Camelot Music, Inc. Management expects that the adverse position taken by the IRS will be subjected to extensive further challenges in the courts, not only by Winn-Dixie and Camelot but also by many other large corporations with similar life insurance programs. On June 17, 1999, the IRS issued a notice of assessment of tax to the Company for the amounts of COLI loan interest deducted in fiscal years 1994 and 1995. If the IRS were to prevail, the income tax payable (including federal and state amounts) would total approximately $7.4 million, for 1994 and 1995, and for all years a total of approximately $31.0 million, including interest thereon. The
Company strongly disagrees with the position of the IRS, has begun the appeal of the assessment and intends to vigorously pursue justice through the taxpayer appeals process and, if necessary, the judicial system. In the event that the IRS prevails, this outcome would result in a material impact upon the Company's future income taxes and results of operations.

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

     Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include the following:

* generally adverse economic and industry conditions, including a decline in consumer demand for apparel products or significant changes in consumer food preferences or eating habits;

* changes in the competitive environment, including increased competition in the Company's primary geographic markets, the entry of new competitors and consolidation in the supermarket industry;

* economic or political changes in the countries in which the Company operates or adverse trade regulations;

* the passage of future tax legislation, or any regulatory or judicial position which prevails, if any, that could have an adverse impact on the tax benefits of COLI;

* management's ability to accurately predict the adequacy of the Company's present liquidity to meet future requirements;

*    changes in the Company's capital expenditures and Harris
Teeter store openings and closings; and

* the extent and speed of the successful execution of strategic initiatives designed to increase sales and profitability in each of the operating companies.

                     CONSOLIDATED BALANCE SHEETS


                                        October 1     October 3
(Dollars in thousands)                    2000            1999
--------------------------------------------------------------------
ASSETS

Current Assets
Cash and Cash Equivalents               $    9,527     $    14,467
Accounts Receivable, Less Allowance
   for Doubtful Accounts:
     2000, $3,166; 1999, $3,233             73,889         76,827
Inventories                                248,623        223,694
Other Current Assets                        31,205         43,886
                                         ----------     ----------
     Total Current Assets                  363,244        358,874
                                         ----------     ----------
Property
Land                                        19,531         19,748
Buildings and Improvements                 172,789        160,089
Machinery and Equipment                    665,930        615,172
Leasehold Improvements                     222,312        176,074
                                         ----------     ----------
     Total, at Cost                      1,080,562        971,083
Accumulated Depreciation and
   Amortization                            500,033        431,526
                                         ----------     ----------
     Property, Net                         580,529        539,557
                                         ----------     ----------
Investments and Other Assets
Investments                                 15,651         16,511
Other Assets                                61,594         55,172
                                        -----------   ------------
     Total Assets                     $  1,021,018    $   970,114
                                        ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes Payable                      $       800    $       177
Current Portion of Long-Term Debt        2,944            429
Accounts Payable                       129,356        143,095
Federal and State Income Taxes          17,983         14,986
Accrued Compensation                    29,157         28,179
Accrued Interest                         5,893          4,208
Other Accrued Liabilities               44,228         47,794
                                      ---------      --------
     Total Current Liabilities         230,361        238,868
                                      ---------      --------

Non-Current Liabilities
Long-Term Debt                         224,996        198,532
Deferred Income Taxes                   56,544         59,774
Other Liabilities                       27,654         24,531
Minority Interest                        8,458          4,726
                                      ---------     ----------
Commitments and Contingencies
Shareholders' Equity
Common Stock - Shares Outstanding:
     2000-46,220,876; 1999-46,451,240   48,398         52,137
Retained Earnings                      428,053        393,699
Cumulative Translation Adjustments      (3,446)        (2,153)
                                      ---------      ---------
     Shareholders' Equity              473,005        443,683
                                      ---------      ---------
     Total Liabilities and
        Shareholders' Equity        $1,021,018       $970,114
                                     ==========      =========
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

      STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS


                                       For the
                                 Fiscal Years Ended
                       October 1     October 3     September 27
(Dollars in thousands,   2000           1999           1998
except per share data)
----------------------------------------------------------------
Net Sales           $2,682,833     $ 2,624,774     $2,487,370
                    ----------     -----------     -------------
Cost of Sales        1,930,253       1,897,397      1,805,088
Selling, General and
 Administrative
 Expenses              645,956         623,322        588,086
                     ---------     -----------      ------------
Operating Profit       106,624         104,055         94,196
                     ---------     -----------      ------------
Net Interest Expense    15,487          14,686         15,973
Other Expense, Net       6,744           7,980          7,529
                     ---------     -----------      ------------
Income Before Taxes     84,393          81,389         70,694
Taxes                   33,391          30,675         23,922
                     ---------     -----------      ------------
Net Income              51,002          50,714         46,772
Retained Earnings at
 Beginning of Fiscal
 Year                  393,699         358,328        326,488
Common Dividend - 2000:
 $.36 a share; 1999:
 $.33 a share; 1998:
 $.32 a share           16,648          15,343         14,932
                       --------     ----------      -----------
Retained Earnings at
 End of Fiscal Year   $428,053        $393,699       $358,328
                      =========     ==========      ===========
Net Income Per
 Share -Basic           $ 1.10          $1.09          $1.00
Net Income Per
 Share - Diluted        $ 1.10          $1.08          $1.00
                      =========     ==========      ===========
The accompanying notes to consolidated financial statements are an integral part of these statements.






      STATEMENTS OF CONSOLIDATED TOTAL NON-OWNER CHANGES IN EQUITY


                                       For the
                                 Fiscal Years Ended
                            October 1   October 3  September 27
(Dollars in thousands)        2000        1999        1998
-------------------------------------------------------------------
Net Income                  $ 51,002   $ 50,714    $ 46,772
Other Non-Owner Changes
 in Equity, Net of Tax:
  Foreign Currency
  Translation Adjustment      (1,293)       136        (917)
                            ----------  ---------  ------------
Total Non-Owner Changes
  in Equity                 $ 49,709   $ 50,850    $ 45,855
                            ==========  =========  ============
The accompanying notes to consolidated financial statements are an integral part of these statements.

                 STATEMENTS OF CONSOLIDATED CASH FLOWS


                                        For the
                                  Fiscal Years Ended
                        October 1     October 3     September 27
(Dollars in thousands)    2000           1999            1998
------------------------------------------------------------------
Cash Flow from Operating
 Activities
Net Income              $ 51,002      $ 50,714     $ 46,772
Non-Cash Items Included
 in Net Income
   Depreciation and
    Amortization          77,016        70,624       66,184
   Deferred Taxes         (2,520)        1,434        3,064
   Other, Net             (5,156)       (3,980)       5,822
Decrease(Increase)in
 Accounts Receivable       5,298           121          904
Decrease(Increase)in
 Inventories             (20,845)      (12,290)     (15,356)
Decrease (Increase)
 in Other Current Assets  12,076       (13,718)       4,911
Increase (Decrease) in
 Current Liabilities     (14,711)       (6,411)      11,018
                        ----------    ----------   -----------
Net Cash Provided by
 Operating Activities    102,160        86,494      123,319
                        ----------   -----------   ------------
Investing Activities
Capital Expenditures    (118,755)      (96,937)     (95,473)
Cash Proceeds from Sale
  of Property              1,426         2,931        1,719
COLI, Net                 (5,320)       11,084       (1,405)
Other, Net                 4,496         3,419      (13,860)
                        ----------   -----------  -------------
Net Cash Used in Investing
 Activities             (118,153)      (79,503)    (109,019)
                        ----------   -----------  ------------
Financing Activities
Proceeds from Long-Term
 Borrowings               29,400         7,837        2,100
Payments of Principal
 on Long-Term Debt          (422)         (735)        (508)
Dividends Paid           (16,648)      (15,343)     (14,932)
Other, Net                (1,277)         (951)      (1,442)
                        ----------   -----------  ------------
Net Cash Provided by
  (Used in) Financing
   Activities             11,053        (9,192)     (14,782)
                        ----------  ------------  -------------
Decrease in Cash and
  Cash Equivalents        (4,940)       (2,201)        (482)
Cash and Cash Equivalents
  at Beginning of Year    14,467        16,668       17,150
                        ----------  -------------  ------------
Cash and Cash Equivalents
  at End of Year         $ 9,527     $  14,467    $  16,668
                       ==========  =============  =============
Supplemental Disclosures
  of Cash Flow Information
  Cash Paid During the
  Year for:
Interest                $ 16,092     $  15,953    $  16,516
Income Taxes            $ 30,679     $  26,439    $  20,201

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. and American & Efird, Inc., collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

Fiscal Year
     The Company's fiscal year ends on the Sunday nearest to September 30. The 1999 fiscal year includes 53 weeks, while 2000 and 1998 fiscal years include 52 weeks.

Cash Equivalents
     For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with an initial maturity of three months or less to be cash equivalents.

Inventories
     Inventories are valued at the lower of cost or market with the cost of substantially all domestic U. S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $21,798,000 and $21,589,000 less than the first-in, first-out (FIFO) cost method at October 1, 2000 and October 3, 1999, respectively. Foreign inventories and limited categories of domestic inventories, totaling $44,684,000 for fiscal 2000 and $36,129,000 for fiscal 1999, are valued on the weighted average and on the FIFO cost methods. At October 1, 2000 (October 3, 1999) the value of finished goods inventory was $223,357,000
($203,732,000), work in progress was $5,956,000 ($7,736,000) and raw materials and supplies were $19,310,000 ($12,226,000).

Property and Depreciation
Property is at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements               10-40    years
Buildings                       10-40    years
Machinery and equipment          3-15    years

     Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of 20 years or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts; gains or losses on disposal are added to or deducted from income. Property categories include $36,863,000 and $12,512,000 of undepreciated construction in progress at October 1, 2000 and October 3, 1999, respectively.

Investments
     The Company holds a financial position in certain shopping centers in which Harris Teeter, Inc., is an anchor tenant. Additionally it makes loans to and equity investments in a number of emerging growth companies, primarily through investments in certain venture capital funds, which are valued at fair value. Real estate is carried at the lower of cost or market. In management's opinion, the net aggregate carrying value of financial instruments of $6,914,000 and $8,162,000 held for investment approximated their aggregate fair values at October 1, 2000 and October 3, 1999, respectively.

Other Assets
     Other assets include cash surrender value of Company-owned life insurance (COLI), investment in unconsolidated foreign subsidiaries and various acquisition costs. The cash surrender value of life insurance is recorded net of policy loans. The net life insurance expense, including interest expense of $3,874,000 in 2000, $9,005,000 in 1999 and $16,831,000 in 1998, is included in other expense in the statements of consolidated income and retained earnings.
Acquisition costs allocated to other assets, including favorable lease rights and goodwill, are being amortized over 10-15 years.

Fair Value Disclosures
     The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The recorded amount of fixed rate obligations exceeds their fair value by approximately
$9,500,000 based on borrowing rates currently available to the Company for loans with similar terms and maturities. The Company reviews the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset. At October 1, 2000, in management's opinion, the carrying value of the Company's long-lived assets and intangibles, including goodwill, was recoverable in all material respects.

Revenue Recognition
     The Company recognizes revenue from retail operations at the point of sale to its customers and from manufacturing operations at the point of shipment to its customers.

Advertising
     Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred.
Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $22,680,000, $22,696,000 and $20,721,000 were included in the Company's results of operations for fiscal 2000, 1999 and 1998, respectively.

Foreign Currency
     Assets and liabilities of foreign operations are translated at the current exchange rates as of the end of the accounting period, and revenues and expenses are translated using average exchange rates. The resulting translation adjustments are accumulated as a component of non-owner changes in equity.

Income Taxes
     Ruddick and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.

Per Share Amounts
     Basic and diluted net income per share amounts are determined based on the weighted average number of shares of common stock and common stock equivalents (non-cumulative, voting $.56 convertible preference stock and stock options) outstanding. The weighted average basic shares outstanding were 46,274,479 in 2000, 46,511,523 in 1999 and 46,667,416 in 1998.
As the result of outstanding stock options the weighted average diluted shares outstanding were 46,349,694 in 2000, 46,746,650 in 1999 and 46,964,423 in 1998. Common stock equivalents had no effect on per share earnings in fiscal year 2000 and 1998, and reduced earnings per share by $.01 in 1999.

Stock Options
     As permitted by Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company continues to record compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, compensation cost of stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital stock.

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

New Accounting Standards
     Derivative Instruments and Hedging: SFAS No. 133,
"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, will be effective for the Company's fiscal year 2001. The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company will adopt SFAS No. 133, as amended, beginning the first quarter of fiscal 2001. Management does not expect the impact of adoption of this statement on the Company's financial position and results of operations to be material.

Leases
     The Company leases certain equipment under agreements expiring during the next four years. Harris Teeter leases most of its stores under leases that expire during the next 22 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 17 years. Rent expenses were as follows:

(In thousands)                 2000        1999        1998
--------------------------------------------------------------
Operating Leases:
Minimum                     $  70,785    $ 65,791    $ 59,720
Contingent                      1,278       1,218       1,157
                            ---------    --------    ---------
Total                       $  72,063    $ 67,009    $ 60,877

     Future minimum lease commitments at October 1, 2000 (excluding leases assigned or expected to be assigned - see below) were as follows:

                                      Operating
(In thousands)                          Leases
------------------------------------------------
   2001                               $  69,986
   2002                                  64,166
   2003                                  60,973
   2004                                  58,676
   2005                                  57,211
   Later years                          516,862
                                     ----------
   Total minimum lease payments       $ 827,874
                                     ----------
   Total minimum sublease rentals
     to be received under
     noncancelable subleases          $  18,026

     In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 18 years and the future minimum lease payments of $43,347,000 over this period have been assumed by these merchants. Leases related to certain closed store locations have been subleased to other merchants. The future minimum lease payments related to these stores totaled $28,843,000 at October 1, 2000. In addition, Harris Teeter leases certain store locations which are not currently in use but are expected to be assigned to other merchants. These leases expire over the next 15 years and the future minimum lease payments related to these locations total $15,310,000 (approximating $1,580,000 per year for each of the next five years). The Company has provided reserves for the estimated net liability associated with stores subleased, or expected to be subleased, at rental amounts below the related minimum lease payments.

Long-Term Debt
     Long-term debt at October 1, 2000 and October 3, 1999 was as follows:

(In thousands)                           2000       1999
---------------------------------------------------------
6.48% Senior Note due $7,143,
  annually March, 2005 through 2011    $ 50,000   $ 50,000
7.72% Senior Note due April, 2017        50,000     50,000
7.55% Senior Note due July, 2017         50,000     50,000
Revolving lines of credit, variable rate
  ($23,400 due February 2004;
  $46,800 due February 2005)             70,200     40,800
Industrial revenue bond,
  variable rate, due November 2000        2,500      2,500
Other obligations                         5,240      5,661
                                       ---------  --------
     Total                              227,940    198,961
     Less current portion                 2,944        429
                                       ---------  --------
     Total long-term debt             $ 224,996   $198,532

     Long-term debt maturities in each of the next five fiscal years are as follows: 2001 -
$2,944,000; 2002 - $411,000;
2003 - $416,000; 2004 - $23,699,000; 2005 - $323,000.
Additionally in fiscal 2005, certain revolving lines of credit ($46,800,000 as of October 1, 2000) would mature; however, management expects to obtain the one-year extension of term upon receipt of the mutual consent of lenders under the "evergreen" provisions of the loan agreement.

     During 2000 and 1999 the maximum outstanding borrowing under the revolving line of credit was $99,900,000 and $82,800,000, respectively, and the average outstanding for the fiscal years was $62,663,000 and $57,669,000, respectively. The daily weighted average interest rate (a variable rate related to the current published CD rate) was 6.8% and 5.6% and a commitment fee of .15% of the unused line was charged during 2000 and 1999. As of October 1, 2000, the Company had available $29,800,000 of committed capacity under its revolving credit facility.

     In addition, the Company has a short-term, uncommitted bank line of credit for $10 million on which no borrowing was outstanding at year end. Further, the Company has the capacity to borrow up to an aggregate $27 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral.

     Various loan agreements provide, among other things, for maintenance of minimum levels of consolidated shareholders' equity or tangible net worth. At October 1, 2000, consolidated tangible net worth exceeded by $115,100,000 the balance which, under the most restrictive provisions, must be maintained through September 30, 2001. The requirement shall increase annually by 40% of consolidated net income for such year.

     Total interest expense on long-term debt was $16,694,000, $14,997,000 and $16,596,000 in 2000, 1999 and 1998, respectively.

Capital Stock
     The capital stock of the Company authorized at October 1, 2000 was 1,000,000 shares of Additional Preferred, 4,000,000 shares of Preference-noncumulative $.56 convertible, voting ($10 liquidation value), and 75,000,000 shares of no par value Common. No shares of Additional Preferred or Preference-noncumulative convertible were issued or outstanding at October 1, 2000.

     Changes in shares issued and outstanding and in shareholders' equity accounts, other than retained earnings and other non-owner changes in equity, are summarized as follows:

                                              Common
(In thousands except share amounts)        Shares         Amount
----------------------------------------------------------------
Balance at September 28, 1997            46,599,301    $  56,779
                                        ------------  ----------
     Shares issued under exercised
      stock options                         223,710        2,107
     Shares purchased and retired          (268,420)      (4,676)
     Tax effect of disqualifying
      option stocks                            -             381
     Other                                     -              95
                                        -------------  ----------
Balance at September 27, 1998             46,554,591   $  54,686
                                        -------------  ----------
     Shares issued under exercised
       stock options                         135,149       1,359
     Shares purchased and retired           (238,500)     (4,233)
     Tax effect of disqualifying
       option stocks                            -            282
     Other                                      -             43
                                         ------------- -----------
Balance at October 3, 1999                 46,451,240    $ 52,137
                                         ------------- -----------

     Shares issued under exercised
       stock options                           57,836         625
     Shares purchased and retired            (288,200)     (4,408)
     Tax effect of disqualifying
       option stocks                             -             44
     Other                                       -              -
                                           ------------  -----------
Balance at October 1, 2000                  46,220,876    $ 48,398
                                           ------------  -----------

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

     Management expects such rights to be renewed and amended to be in effect beyond November 15, 2000.

Stock Options
     At October 1, 2000, the Company has 1988, 1993, 1995 and
1997 stock option plans which authorized options for 3,100,000 shares of common stock. Under the plans, the Company may grant to officers and management personnel incentive stock options which become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and which expire seven years from grant date. Additionally under the 1995 plan, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors. Further, under the 1997 plan the Company may grant performance shares, stock awards, restricted stock and nonqualified stock options to employees and outside directors as well as incentive stock options to employees. Under each of the plans the exercise price of each option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Under the plans, as of October 1, 2000, the Company may grant additional options for the purchase of 424,500 shares.

     A summary of the status of the Company's stock option plans as of October 1, 2000, October 3, 1999 and September 27, 1998, changes during the years ending on those dates and related weighted average exercise price is presented below:

                              2000          1999            1998
(Shares in
  thousands)             Shares  Price  Shares  Price   Shares    Price
--------------------------------------  --------------  ----------------
Outstanding at
  beginning of year      1,488  $16.36  1,343   $14.85   1,011   $10.99
Granted                    408   17.27    387    19.85     610    19.29
Exercised                  (59)  10.95   (140)   10.36    (235)    9.89
Forfeited                 (140)  18.08   (102)   17.79     (43)   14.10
                         -------------  --------------  ----------------
Outstanding at end
  of year                1,697   16.64  1,488    16.36   1,343    14.85
                         -------------  --------------  ----------------
Options exercisable
  at year end              707  $14.74    519   $13.59     399   $11.50

     The following table summarizes options outstanding and options exercisable as of October 1, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                       Options Outstanding         Options Exercisable
                     Shares     Remaining               Shares
Option Price      Outstanding     Life    Price   Exercisable     Price
  per Share
-----------------  ----------------------------  ------------------------
$  9.72 to $13.38     496         2.2    $11.55      402         $11.43
  14.38 to  18.47     428         6.3     17.23       49          17.06
  19.31 to  20.28     773         4.8     19.57      256          19.50
                    ---------------------------  -------------------------
$  9.72 to $20.28   1,697         4.4    $16.64      707         $14.74

     The weighted average fair value at date of grant for options granted during fiscal 2000, 1999 and 1998 was $4.71, $5.12 and $5.44 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                  2000     1999     1998
------------------------------------------------------------
Expected life (years)              4.8      4.8      5.1
Risk-free interest rate           6.06%    4.67%     5.80%
Volatility                       28.18%   28.66%    28.44%
Dividend yield                    2.30%    2.10%     2.20%

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in fiscal 2000, 1999 or 1998. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net income and basic and diluted net income per share would have been as follows:

(In thousands, except
  per share data)                 2000     1999     1998
---------------------------------------------------------------
Net income -as reported         $51,002  $50,714  $46,772
           -pro forma            50,098   49,727   45,846
Net income per share:
     Basic  -as reported        $  1.10  $ 1.09   $ 1.00
            -pro forma             1.08    1.07      .98
     Diluted -as reported       $  1.10  $ 1.08   $ 1.00
             -pro forma            1.08    1.06      .98

     The pro forma effect on net income for fiscal 2000, 1999 and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

Income Taxes
     The provision for income taxes consisted of the following:

(In thousands)                2000        1999        1998
--------------------------------------------------------------
Current
     Federal               $ 30,469     $ 24,320   $ 15,903
     State and other          5,442        4,921      4,955
                           --------    ---------   -----------
                             35,911       29,241     20,858
                           --------    ---------   -----------
Deferred
     Federal                 (2,804)       1,129      3,004
     State and other            284          305         60
                           ---------  ----------  ------------
                             (2,520)       1,434      3,064
                           ---------  ----------  ------------
Provision for income taxes $ 33,391     $ 30,675   $ 23,922

     Income from foreign operations before income taxes in fiscal 2000, 1999 and 1998 was $1,376,000, $1,249,000 and $1,402,000, respectively.

     Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows:

(In thousands)                 2000       1999       1998
-------------------------------------------------------------
Income tax on pre-tax income
  at the statutory federal
  rate of 35%                 $29,538    $28,486    $24,743
Increase (decrease)
 attributable to:
   State and other income
    taxes, net of federal
    income tax benefit          4,080      4,331      3,748
   Employee Stock Ownership
    Plan (ESOP)                (1,313)    (1,610)    (1,349)
   COLI                          (486)    (1,066)    (3,528)
   Other items, net             1,572        534        308
                             --------  ----------  ----------
Income tax expense            $33,391    $30,675    $23,922

     The tax effects of temporary differences giving rise to the Company's consolidated deferred tax liability at October 1, 2000 and October 3, 1999 are as follows:

(In thousands)                         2000       1999
--------------------------------------------------------
Deferred Tax Assets
Employee benefits                    $ 6,757    $ 6,963
Reserves not currently deductible      9,473      9,091
Other                                  5,217      6,081
                                    ---------  --------
Total deferred tax assets            $21,447    $22,135
                                    ---------  --------

Deferred Tax Liabilities
Property, plant and equipment       $(60,765)  $(60,479)
Other capitalized costs               (4,786)    (4,579)
Undistributed profit on foreign
  Subsidiaries                        (1,442)    (5,049)
Other                                 (4,260)    (4,354)
                                    ---------- ----------
Total deferred tax liabilities      $(71,253)  $(74,461)

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $19,313,000 at October 1, 2000. $15,194,000 of those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. If those earnings were distributed, the Company would be subject to U.S. federal and state taxes, net of foreign credits, of approximately $5,303,000 and withholding taxes payable to the various foreign countries.

Industry Segment Information
     The Company operates primarily in two businesses: industrial thread (textile primarily) - American & Efird, and retail grocery (including the real estate and store development activities of the Company) - Harris Teeter. American & Efird manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

     Summarized information for fiscal 2000, 1999 and 1998 is as follows:

                   Industrial  Retail
(In millions         Thread    Grocery  Corporate(1)  Consolidated
-------------------------------------------------------------------
2000
Net Sales          $ 349.9    $ 2,332.9               $ 2,682.8
                  ---------   ---------  ----------  ------------
Gross Profit         103.9        648.7                   752.6
                  ---------   ---------  ----------  ------------
Operating Profit      47.5         59.1                   106.6
                  ---------   ---------  ----------  ------------
Assets Employed at
  Year End         $ 288.1    $   665.5   $  67.4     $ 1,021.0
Depreciation and
  Amortization        18.6         57.0       1.4          77.0
Capital Expenditures  19.8         99.0        -          118.8
                   --------   ----------  ---------   -----------
1999
Net Sales          $ 351.6    $ 2,273.2               $ 2,624.8
                   --------   ----------  ---------   -----------
Gross Profit         106.1        621.3                   727.4
                   --------   ----------  ---------   -----------
Operating Profit      48.6         55.5                   104.1
                   --------   ----------  ---------   -----------
Assets Employed at
   Year End        $ 284.4    $   614.3   $  71.4     $   970.1

Depreciation and
   Amortization       17.3         52.2       1.1          70.6
Capital Expenditures  15.6         77.5       3.8          96.9

1998
Net Sales          $ 355.2    $ 2,132.2               $ 2,487.4
                   --------   ---------    --------   ----------
Gross Profit         101.0        581.3                   682.3
                   --------   ---------    --------   ----------
Operating Profit      42.1         52.1                    94.2
                   --------   ---------    --------   ----------
Assets Employed at
  Year End         $ 285.7    $   578.9   $  67.0       $ 931.6

Depreciation and
  Amortization        16.6         48.6       1.0          66.2
Capital Expenditures  20.2         75.1       0.2          95.5

(1) Corporate Assets Employed include investment assets and net cash surrender value of Company-owned life insurance.

     Geographic information as required by SFAS No. 131 is as follows:
Net revenue received from domestic United States customers was $2,563,809,000 in fiscal 2000 ($2,520,502,000 in 1999 and $2,394,821,000 in 1998), and net revenue received from customers in foreign countries was $119,024,000 for 2000 ($104,272,000 in 1999 and $92,549,000 in 1998).
Net long-lived assets located in the domestic United States were $560,700,000 in 2000 ($524,200,000 in 1999 and $497,700,000 in 1998), and
net long-lived assets located in foreign countries were $24,700,000, $20,600,000 and $20,300,000 in 2000, 1999 and 1998, respectively.

Commitments and Contingencies
     Substantially all domestic full-time employees of the Company and its subsidiaries participate in non-contributory defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant.
The Company also has an unfunded, non-qualified supplemental executive retirement plan for certain officers. Employee retirement benefits under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for its qualified pension plans is to contribute annually the minimum amount required by regulatory authorities.

     The following table sets forth the change in benefit obligation and plan assets, as well as the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at October 1, 2000 and October 3, 1999 for the pension plans and the supplemental retirement plans:

                          Pension Plan      Supplemental Plan
(In thousands)          2000      1999       2000      1999
-----------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation
   at the beginning
   of year           $ 125,309  $ 128,922  $ 14,944  $ 11,701
  Service cost           5,775      6,446       164       170
  Interest cost          9,631      9,013     1,101     1,049
  Actuarial loss(gain)  (3,658)   (13,221)     (218)    2,795
  Benefits paid         (6,084)    (5,851)     (849)     (771)
                     ----------  ---------  --------- ---------
Pension benefit obligation
   at end of year      130,973    125,309    15,142    14,944
                     ==========  =========  ========= =========
Change in plan assets:
   Fair value of assets
    at the beginning
    of year            106,559     98,412       -         -
   Actual return on
     plan assets         9,139      5,611       -         -
   Employer contribution 7,524      8,387       849       771
   Benefits paid        (6,084)    (5,851)     (849)     (771)
                      ---------  ---------  ----------  ---------
Fair value of assets
   at end of year      117,138    106,559         -        -
                      =========  =========  ==========  =========
   Funded status       (13,835)   (18,750)  (15,142)  (14,944)
   Unrecognized net
     actuarial loss     10,371     13,596     2,112     2,448
   Unrecognized prior
     service cost        1,254      1,657     2,668     2,801
   Unrecognized transi-
     tion asset           (359)      (753)       -        -
                       --------  ---------  --------  ---------
Accrued benefit cost   $(2,569)   $(4,250) $(10,362)  $(9,695)
                       ========  =========  ========  =========
Amounts recognized in the statement of
financial position consist of:
   Accrued benefit
     Liability         $ (2,569)  $(4,250) $(13,016)  $(9,695)
   Intangible pension
     Asset                  -         -       2,654       -

     The pension plans' assets consist primarily of U. S. government securities, corporate bonds, cash equivalents and domestic equities, managed primarily by two banks. The pension plan contribution payable at October 1, 2000 and October 3, 1999, required to be paid by due date of the federal income tax return, was $1,989,000 and $1,686,000, respectively.

     In 2000 (1999), for the pension plan, a 7.7% (7.5%) weighted average discount rate and 4.5% (4.5%) rate of increase in future payroll costs were used in determining the actuarial present value of the projected benefit obligations. The expected long-term rate of return on assets was 8.75% for both 2000 and 1999.

     For the supplemental plan, a 7.7% and 7.5% weighted average discount rate was used for 2000 and 1999, respectively. A 6.0% rate of increase in future payroll costs was used in 2000 and 1999 in determining the actuarial present value of the projected benefit obligations.

Net periodic pension expense for defined benefit plans for fiscal 2000, 1999 and 1998 included the following components:

                                            Pension Plan
(In thousands)                       2000         1999         1998
----------------------------------------------------------------------
Service cost                       $ 5,775      $ 6,446      $ 5,592
Interest cost                        9,631        9,013        8,531
Expected return on plan assets      (9,572)      (8,750)      (7,907)
Amortization of transition asset      (394)        (394)        (394)
Amortization of prior service cost     403          403          403
Recognized net actuarial loss           -         1,024          390
                                   ----------  -----------  ----------
Net periodic benefit cost          $ 5,843      $ 7,742      $ 6,615
                                   ==========  ===========  ==========

                                        Supplemental Plan
(In thousands)                       2000         1999        1998
----------------------------------------------------------------------
Service cost                      $   164      $   170     $   190
Interest cost                       1,101        1,049         883
Amortization of prior service cost    133          133         133
Recognized net actuarial loss         117           20         (34)
                                  --------   ----------  ----------
Net periodic benefit cost         $ 1,515      $ 1,372     $ 1,172
                                  ========   ==========  ===========

     The Company also has an ESOP for eligible employees. Under the ESOP the Company provides discretionary cash contributions, as determined by the Board of Directors, to a trust for the purpose of purchasing shares of the Company's common stock. At October 1, 2000, approximately 22% of the Company's common shares were owned by employees as participants in the ESOP. Expenses under the ESOP, as well as profit-sharing and certain other plans, were as follows:

(In thousands)                     2000     1999     1998
------------------------------------------------------------
ESOP                            $  6,769  $ 7,540  $ 8,043
                                ----------------------------
Profit-sharing and other           4,558    3,637    2,962

     The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

     As a result of federal legislation which phased out, effective January 1, 1999, interest deductions on certain insurance policy loans and thereby significantly diminished the favorable tax attributes of COLI, the Company's effective income tax rate, in comparison to the prior fiscal year, has risen to a level approximating statutory rates domestically. The Company has recorded income tax reductions of approximately $25 million cumulatively as the result of COLI interest deductions from October 1993 through December 27, 1998. The Internal Revenue Service, on a comprehensive national level, is pursuing an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS issued Technical Advice Memoranda regarding COLI deductibility to taxpayers unrelated to the Company. Further, on October 19, 1999, the Tax Court ruled, in a single judge's decision, that Winn-Dixie Stores, Inc.
was not entitled to deduct interest on policy loans from its COLI program, finding that the program lacked economic substance. On October 16, 2000, the U.S. District Court of Delaware issued an opinion disallowing the COLI interest deductions of Camelot Music, Inc. Management expects that the adverse position taken by the IRS will be subjected to extensive further challenges in the courts, not only by Winn-Dixie and Camelot but also by many other large corporations with similar life insurance programs. On
June 17, 1999, the IRS issued a notice of assessment of tax to the Company for the amounts of COLI loan interest deducted in fiscal years
1994 and 1995. If the IRS were to prevail, the income tax payable
(including federal and state amounts) would total approximately $7.4 million, for 1994 and 1995, and for all years a total of approximately
$31.0 million, including interest thereon. The Company strongly disagrees with the position of the IRS, has begun the appeal of the assessment and intends to vigorously pursue justice through the taxpayer appeals process and, if necessary, the judicial system. In the event that the IRS prevails, this outcome would result in a material impact upon the Company's future income taxes and results of operations.

     See Leases for additional commitments and contingencies.

Quarterly Information (Unaudited)
     The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated. The Company's common stock is listed and traded on the New York Stock Exchange. As of October 1, 2000, there were
6,235 holders of record of common stock.


(In millions, except   First     Second      Third      Fourth
   per share data)    Quarter    Quarter    Quarter    Quarter
------------------------------------------------------------------
2000 Operating Results
Net Sales             $ 665.5    $ 662.3    $ 682.9    $ 672.1
Net Income               13.3       13.4       12.3       12.0
Net Income Per Share      .29        .29        .27        .26
Dividend Per Share        .09        .09        .09        .09
Market Price Per Share
     High                18-1/4    15-15/16   14-11/16  13-7/8
     Low                 15-1/8    10-1/2     10-1/4    10-5/8

1999 Operating Results
Net Sales             $ 652.1    $ 645.7    $ 636.6    $ 690.4
Net Income               12.6       12.7       12.3       13.1
Net Income Per Share      .27        .27        .26        .28
Dividend Per Share        .08        .08        .08        .09
Market Price Per Share
     High                  22         23     19-5/8        20
     Low                   15-5/8   16-1/2   16-1/8      15-1/4





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Ruddick Corporation:

     We have audited the accompanying consolidated balance sheets of Ruddick Corporation (a North Carolina corporation) and subsidiaries as of October 1, 2000 and October 3, 1999, and the related statements of consolidated income and retained earnings, consolidated total non-owner changes in equity and consolidated cash flows for each of the three years in the period ended October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ruddick Corporation and subsidiaries as of October 1, 2000 and October 3, 1999, and the results of their operations and their cash flows for each of three years in the period ended October 1, 2000 in conformity with accounting principles generally accepted in the United States.


Charlotte, North Carolina
October 30, 2000

                                        /S/ ARTHUR ANDERSEN LLP